Financial highlights

	in / end of			% change		in / end of				% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012		2011		YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	397	254	(637)	56	–	1,483		1,953		(24)

Earnings per share (CHF)

Basic earnings/(loss) per share	0.17	0.16	(0.62)	6	–	0.91		1.37		(34)

Diluted earnings/(loss) per share	0.17	0.16	(0.62)	6	–	0.90		1.36		(34)

Return on equity (%, annualized)

Return on equity attributable to shareholders	4.4	2.9	(7.7)	–	–	4.3		6.0		–

Core Results (CHF million) [1]

Net revenues	5,721	5,766	4,473	(1)	28	23,606		25,429		(7)

Provision for credit losses	70	41	97	71	(28)	170		187		(9)

Total operating expenses	5,055	5,366	5,374	(6)	(6)	21,330		22,493		(5)

Income/(loss) before taxes	596	359	(998)	66	–	2,106		2,749		(23)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	88.4	93.1	120.1	–	–	90.4		88.5		–

Pre-tax income margin	10.4	6.2	(22.3)	–	–	8.9		10.8		–

Effective tax rate	32.4	28.1	39.8	–	–	28.0		24.4		–

Net income margin [2]	6.9	4.4	(14.2)	–	–	6.3		7.7		–

Assets under management and net new assets (CHF billion)

Assets under management	1,250.8	1,250.7	1,185.2	0.0	5.5	1,250.8		1,185.2		5.5

Net new assets	6.8	5.3	4.5	28.3	51.1	10.8		46.6		(76.8)

Balance sheet statistics (CHF million)

Total assets	924,187	1,023,292	1,049,165	(10)	(12)	924,187		1,049,165		(12)

Net loans	242,223	242,456	233,413	0	4	242,223		233,413		4

Total shareholders' equity	35,632	35,682	33,674	0	6	35,632		33,674		6

Tangible shareholders' equity [3]	27,000	26,798	24,795	1	9	27,000		24,795		9

Book value per share outstanding (CHF)

Total book value per share	27.54	27.60	27.59	0	0	27.54		27.59		0

Tangible book value per share [3]	20.87	20.73	20.32	1	3	20.87		20.32		3

Shares outstanding (million)

Common shares issued	1,320.8	1,320.1	1,224.3	0	8	1,320.8		1,224.3		8

Treasury shares	(27.0)	(27.4)	(4.0)	(1)	–	(27.0)		(4.0)		–

Shares outstanding	1,293.8	1,292.7	1,220.3	0	6	1,293.8		1,220.3		6

Market capitalization

Market capitalization (CHF million)	29,402	26,309	27,021	12	9	29,402		27,021		9

Market capitalization (USD million)	32,440	27,920	28,747	16	13	32,440		28,747		13

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	224,296	233,509	241,753	(4)	(7)	224,296		241,753		(7)

Tier 1 ratio (%)	19.5	18.5	15.2	–	–	19.5		15.2		–

Core tier 1 ratio (%)	15.6	14.7	10.7	–	–	15.6		10.7		–

Dividend per share (CHF)

Dividend per share	–	–	–	–	–	0.75	[5]	0.75	[6]	–

Number of employees (full-time equivalents)

Number of employees	47,400	48,400	49,700	(2)	(5)	47,400		49,700		(5)

1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results. 2 Based on amounts attributable to shareholders. 3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. 4 Refer to "Treasury management" in II – Treasury, risk, balance sheet and off-balance sheet for further information. 5 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2013. Refer to "Capital distribution proposal" in I – Credit Suisse results – Core results – Information and developments for further information. 6 Paid out of reserves from capital contributions.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders
Our results for the full year and the fourth quarter 2012 show that we achieved consistent performance, while executing a very significant transformation of our businesses throughout the year.
For the full year of 2012, we delivered underlying* Core pre-tax income of CHF 5,008 million, underlying* net income attributable to shareholders of CHF 3,577 million and underlying* return on equity of 10%. After taking account of significant non-operating items, including fair value charges on own debt of CHF 2,939 million due to the improvement of our own credit spreads, our reported Core pre-tax income for the full year 2012 was CHF 2,106 million, net income attributable to shareholders was CHF 1,483 million and return on equity was 4%.

In the fourth quarter 2012, we delivered underlying* Core pre-tax income of CHF 1,173 million, underlying* net income attributable to shareholders of CHF 816 million and underlying* return on equity of 9%. After taking account of significant non-operating items, including fair value charges on own debt of CHF 376 million due to the improvement of our own credit spreads, we reported Core pre-tax income of CHF 596 million, net income attributable to shareholders of CHF 397 million and a return on equity of 4% for the fourth quarter of 2012.

Performance of our businesses in the fourth quarter
In Private Banking & Wealth Management, we generated good top-line results in the fourth quarter due to solid transaction- and performance-based revenues, despite continued client risk aversion. Private Banking & Wealth Management net revenues of CHF 3,334 million were 8% higher compared to the fourth quarter of 2011, reflecting a less pronounced seasonal slowdown with strong performance fees and higher brokerage and product issuing fees. Total operating expenses for Private Banking & Wealth Management of CHF 2,355 million were 5% lower compared to the fourth quarter of 2011, mainly reflecting the benefits from our cost efficiency initiatives. Private Banking & Wealth Management achieved strong net new assets of CHF 6.8 billion in the fourth quarter, with good inflows from Wealth Management Clients particularly in emerging markets and the ultra-high-net-worth client segment, partially offset by outflows in Western Europe, and with good inflows from Asset Management particularly in credit, index strategies and alternative investments.

In Investment Banking, the results for the fourth quarter of 2012 improved substantially, with net revenues of CHF 2,664 million, up from CHF 1,048 million in the prior-year quarter, reflecting significantly higher fixed income sales and trading revenues and more favorable market conditions. Investment Banking’s total operating expenses for the fourth quarter 2012 of CHF 2,364 million were down 4% compared to the fourth quarter 2011. The normalized* return on Basel III allocated capital for our ongoing businesses was 8% in the fourth quarter of 2012, up substantially from the prior year fourth quarter.

We also continued to see benefits of the integrated bank model in the fourth quarter, with 21% of our group-wide net revenues being generated from the collaboration between our divisions.
2012 was a year of transition
During 2012, we took significant steps to adapt our businesses and our organization to the new regulatory requirements, changing client demands and the current market environment. Since the beginning of the year, we reduced Basel III risk-weighted assets by CHF 55 billion across the bank, substantially strengthened our capital position by adding CHF 12.3 billion in pro-forma Look-through Swiss Core Capital**, lowered our cost base by CHF 2.0 billion compared to the adjusted* annualized run rate for the first half of 2011, and continued to invest in key markets. We now have a business model that is focused on those businesses where we can create value for clients and shareholders in the new environment.

Throughout this transformation, we generated solid revenues and an underlying* return on equity of 10% for the full year of 2012, and we maintained our strong market share momentum across businesses. Our clients appreciate the swift and decisive action that we have taken to adapt our organization to the new regulatory requirements and view us as a strong and reliable partner.

In Private Banking & Wealth Management, we made good progress in adapting our business to the new environment, capturing client momentum and improving profitability. We are confident that the organizational steps we announced in November 2012 to better manage the alignment of the products, advice and services we deliver to clients, will further increase our productivity and efficiency. The new and integrated Private Banking & Wealth Management division, which is led by Hans-Ulrich Meister and Robert Shafir, comprises our Wealth Management Clients business and our Asset Management business, as well as our Corporate & Institutional Clients business in Switzerland. Today, our Wealth Management Clients business with its strong global footprint is well positioned to operate in the new regulatory environment. It can generate attractive returns despite the ongoing margin pressure in the industry and will be a key growth driver for the bank. Our Asset Management business is focused towards more liquid strategies and close collaboration with our other businesses, particularly in our Swiss home market, our Asset Management business is strongly positioned.

In Investment Banking, we have substantially adapted our business model and are one of the first global banks to be Basel III compliant. We are now generating higher revenues and higher returns on significantly less risk-weighted assets and on a substantially reduced expense base. We have created a capital-efficient business that is focused on our market-leading, high-return businesses. In November 2012, we announced the appointment of Gaël de Boissard, head of Fixed Income, to the Executive Board, to lead the Investment Banking division with Eric Varvel, who will continue to run the Equities and Investment Banking departments within the division. The new organizational structure for Investment Banking reflects the importance of the Equities and Underwriting & Advisory businesses and also recognizes the progress we have made in evolving our Fixed Income business to the new environment and the strength of this business for Credit Suisse. Following the changes we made in 2012, we have a clearly positioned Fixed Income business, which runs on much lower risk, is capital-efficient and client-oriented, and we have an industry-leading Equities franchise, which is highly scalable.

The organizational changes announced in November 2012 build upon all the strategic steps we have taken to move our business forward since 2008. Four very experienced members of the Executive Board are now leading our two core businesses and our four regions. This streamlined structure helps us to accelerate the execution of our business strategy, including continued market share growth with our clients, reallocation of capital towards a better balance between Private Banking & Wealth Management and Investment Banking, and further progress in reducing costs.

Distribution to shareholders
For the financial year 2012, the Board of Directors will propose a distribution of CHF 0.10 per share in cash out of reserves from capital contributions. In addition, the Board of Directors will propose the distribution of new shares by way of allocation of non-tradable rights with a theoretical value of approximately CHF 0.65 per right. This allows us to make the distribution in a capital-efficient manner, balancing the interests of our stakeholders. The proposed distribution is in line with our previously announced capital plan. The implementation of our capital plan is on track and will allow us to make significant cash distributions after we achieve a Look-through Swiss Core Capital ratio** of 10%, a ratio that we target by the middle of 2013.

Performance update
Going into 2013, revenues have so far been consistent with the good starts we have seen to prior years, with profitability further benefitting from the strategic measures we took in 2012, including our strengthened capital position and our significantly reduced risks and cost base.

We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and all our employees for their contribution to the success of our business.
Sincerely

Urs Rohner Brady W. Dougan
February 2013

* Underlying, normalized and adjusted results are non-GAAP financial measures. The table below includes a reconciliation of certain of these measures. For further information on the calculation of underlying, normalized and adjusted measures, including reconciliations for historical periods, the cost run rate on an adjusted annualized basis and Investment Banking’s normalized return on Basel III allocated capital for ongoing businesses, see the 4Q12 Results Presentation Slides.

** As of January 1, 2013, Basel III was implemented in Switzerland, including through the “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our 4Q12 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.8 billion of capital measures we announced in July 2012, on a foreign exchange neutral basis. Changes in the final implementation of the Basel III framework in Switzerland or any of our assumptions or estimates could result in different numbers from those shown herein.

	Core pre-tax income		Net income attributable to shareholders		Return on equity (%)

end of	4Q12	2012	4Q12	2012	4Q12	2012

Overview of significant items (CHF million)

Reported results	596	2,106	397	1,483	4.4	4.3

Fair value losses from movement in own credit spreads	376	2,939	304	2,261	–	–

Realignment costs	285	680	190	477	–	–

Gain on sale of stake in Aberdeen Asset Management	0	(384)	0	(326)	–	–

Gain on sale of non-core business (Clariden Leu integration)	0	(41)	0	(37)	–	–

Impairment of Asset Management Finance LLC and other losses	30	68	18	41	–	–

Gain on sale of real estate	(151)	(533)	(120)	(445)	–	–

Significant Investment Banking litigation provisions	0	136	0	96	–	–

Gain on sale of Wincasa	(45)	(45)	(45)	(45)	–	–

Losses on planned sale of certain private equity investments	82	82	72	72	–	–

Underlying results	1,173	5,008	816	3,577	8.7	10.0

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Wealth Management Clients
Corporate & Institutional Clients
Asset Management
Investment Banking
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income and additional share information
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged and collateral
Note 28 Litigation
Note 29 Subsidiary guarantee information
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 47,400 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our two divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and all investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results (including Overview of results)
Private Banking & Wealth Management
Investment Banking
Assets under management

Operating environment
Global economic growth remained relatively weak in 4Q12. The majority of central banks left easing monetary policies unchanged. The US Federal Reserve announced that it would continue to purchase longer-term Treasury securities. Yields on peripheral European bonds dropped, and equity markets ended the quarter higher. The US dollar weakened against major currencies, including the Swiss franc.

Economic environment
Global gross domestic product metrics reported in 4Q12 grew modestly but remained relatively weak. While growth in the US continued, overall economic activity in the eurozone continued to shrink. China showed a mild increase in quarterly growth. Leading indicators, such as the global manufacturing purchase managers’ index, rose modestly from low levels. Inflation remained subdued.

Central banks in some countries such as Australia, Brazil and South Korea further eased monetary policies, but the majority left policies unchanged. At its December meeting, the US Federal Reserve (Fed) announced that it would continue to purchase longer-term Treasury securities. There were signs that the European Central Bank's (ECB) earlier pledge to buy unlimited amounts of eurozone government bonds if necessary had helped to diffuse the eurozone debt crisis, as yields on Spanish and Italian bonds fell to multi-month lows. European leaders agreed to disburse EUR 44 billion of rescue funds to Greece.

Equity markets recovered after initial losses following US elections in early November and lackluster third quarter earnings results in the US and Europe. With increased risk appetite and low bond yields, global equity prices ended higher by the end of 4Q12. However, trading volumes on most stock exchanges remained subdued. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), remained at low levels during the quarter but increased at the end of the year as the US “fiscal cliff” debate became more contentious (refer to the charts "Equity markets"). The Dow Jones Credit Suisse Hedge Fund Index gained 0.2% in 4Q12.

In fixed income, while yield curves were stable, 4Q12 was another strong quarter for corporate high yield and emerging markets hard currency bonds as both segments outperformed lower risk investments. While the overall US Treasuries index was slightly negative, the German Bund equivalent remained positive. Eurozone peripheral government bonds outperformed German Bunds and European investment grade corporate bonds, reflecting diminished concerns about the stability of the European Monetary Union. Although inflation expectations remained in a relatively narrow band, inflation-linked bonds saw higher demand than nominal government bonds.

The US dollar weakened against the euro and the Swiss franc in 4Q12 as concerns over eurozone sovereign debt eased and the Fed announced a further round of Treasury securities purchases. The euro appreciated slightly against the Swiss franc during the quarter, and the minimum exchange rate at 1.20 Swiss franc per euro imposed by the Swiss National Bank did not come under pressure. The Japanese yen weakened against most currencies on expectations that the Bank of Japan would ease monetary policy.

Following a rebound in commodities in 3Q12, individual sub-sectors showed diverging performance in 4Q12. Slightly improved global growth prospects helped move industrial metal prices higher in November and December, though agriculture prices fell from earlier highs. Gold prices declined more than 5% during 4Q12, and oil prices were stable. Overall, the Credit Suisse Commodity Benchmark declined 3% in 4Q12.

Sector environment
European bank stocks continued their strong 3Q12 performance throughout 4Q12, closing up 11% at the end of 4Q12, compared to a 2.5% increase in the broader equity market as measured by the MSCI World index (refer to the charts “Equity Markets”). In December, European finance ministers proposed further details on EU banking supervision as part of the previously announced single supervisory mechanism. Under the proposals, the ECB would assume the overall oversight of EU banks, although in collaboration with national regulators, and effectively will focus on large, systemically important institutions. Banks continued to adjust and develop their business models, driven by the need to achieve cost efficiencies and the impacts of regulatory developments. Ongoing discussions on the Swiss offshore banking model and related political issues remained a topic of focus.

Client activity in private banking remained subdued given the ongoing low client risk appetite. Due to prevailing market uncertainty, clients’ cash deposits remained high despite record low interest rates. The quarter saw continued strong inflows in bond and money market funds as well as exchange-traded funds (ETF), with equity flows turning positive as well. In the private equity industry, 4Q12 was the second strongest quarter for deal flow in North America since the 2008 financial crisis, with 431 buyout deals announced, valued at USD 41.3 billion, surpassed only by USD 50.7 billion achieved in 3Q12.

In investment banking, global equity trading volumes decreased 3% quarter on quarter and 21% year on year. Global completed mergers and acquisitions (M&A) activity was up 26% quarter on quarter and stable year on year, while European activity declined, with completed transactions down 7% and 27%, respectively. Global equity underwriting volumes were up 7% quarter on quarter and 36% year on year, with European demand picking up. For global debt underwriting, volumes were stable quarter on quarter and up 88% year on year, with strong activity in Europe. In the US, fixed income volumes were down slightly quarter on quarter and stable year on year.

Market volumes (growth in %)

	Global		Europe

end of 4Q12	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	(3)	(21)	(3)	(18)

Announced mergers and acquisitions [2]	62	42	86	43

Completed mergers and acquisitions [2]	26	(1)	(7)	(27)

Equity underwriting [2]	7	36	39	254

Debt underwriting [2]	1	88	9	96

Syndicated lending - investment grade [2,3]	1	(28)	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic 3 12M12 vs 12M11

Credit Suisse
In 4Q12, we recorded net income attributable to shareholders of CHF 397 million. Diluted earnings per share were CHF 0.17. For 2012, we had net income attributable to shareholders of CHF 1,483 million and return on equity attributable to shareholders was 4.3%.

Results

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Statements of operations (CHF million)

Net revenues	5,800	5,844	4,488	(1)	29	23,966	26,225	(9)

Provision for credit losses	70	41	97	71	(28)	170	187	(9)

Compensation and benefits	2,720	3,094	3,021	(12)	(10)	12,530	13,213	(5)

General and administrative expenses	1,895	1,862	1,879	2	1	7,083	7,372	(4)

Commission expenses	456	427	480	7	(5)	1,775	1,992	(11)

Total other operating expenses	2,351	2,289	2,359	3	0	8,858	9,364	(5)

Total operating expenses	5,071	5,383	5,380	(6)	(6)	21,388	22,577	(5)

Income/(loss) before taxes	659	420	(989)	57	–	2,408	3,461	(30)

Income tax expense/(benefit)	193	101	(397)	91	–	589	671	(12)

Net income/(loss)	466	319	(592)	46	–	1,819	2,790	(35)

Net income attributable to noncontrolling interests	69	65	45	6	53	336	837	(60)

Net income/(loss) attributable to shareholders	397	254	(637)	56	–	1,483	1,953	(24)

Earnings per share (CHF)

Basic earnings/(loss) per share	0.17	0.16	(0.62)	6	–	0.91	1.37	(34)

Diluted earnings/(loss) per share	0.17	0.16	(0.62)	6	–	0.90	1.36	(34)

Return on equity (%, annualized)

Return on equity attributable to shareholders	4.4	2.9	(7.7)	–	–	4.3	6.0	–

Return on tangible equity attributable to shareholders [1]	5.9	3.8	(10.4)	–	–	5.7	8.1	–

Number of employees (full-time equivalents)

Number of employees	47,400	48,400	49,700	(2)	(5)	47,400	49,700	(5)

1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	4Q12	3Q12	4Q11	4Q12	3Q12	4Q11	4Q12	3Q12	4Q11

Statements of operations (CHF million)

Net revenues	5,721	5,766	4,473	79	78	15	5,800	5,844	4,488

Provision for credit losses	70	41	97	0	0	0	70	41	97

Compensation and benefits	2,705	3,082	3,023	15	12	(2)	2,720	3,094	3,021

General and administrative expenses	1,894	1,857	1,871	1	5	8	1,895	1,862	1,879

Commission expenses	456	427	480	0	0	0	456	427	480

Total other operating expenses	2,350	2,284	2,351	1	5	8	2,351	2,289	2,359

Total operating expenses	5,055	5,366	5,374	16	17	6	5,071	5,383	5,380

Income/(loss) before taxes	596	359	(998)	63	61	9	659	420	(989)

Income tax expense/(benefit)	193	101	(397)	0	0	0	193	101	(397)

Net income/(loss)	403	258	(601)	63	61	9	466	319	(592)

Net income attributable to noncontrolling interests	6	4	36	63	61	9	69	65	45

Net income/(loss) attributable to shareholders	397	254	(637)	–	–	–	397	254	(637)

Statement of operations metrics (%)

Cost/income ratio	88.4	93.1	120.1	–	–	–	87.4	92.1	119.9

Pre-tax income margin	10.4	6.2	(22.3)	–	–	–	11.4	7.2	(22.0)

Effective tax rate	32.4	28.1	39.8	–	–	–	29.3	24.0	40.1

Net income margin [1]	6.9	4.4	(14.2)	–	–	–	6.8	4.3	(14.2)

1 Based on amounts attributable to shareholders.

Credit Suisse reporting structure and Core Results
Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Core Results
In 4Q12, we recorded net income attributable to shareholders of CHF 397 million. Net revenues were CHF 5,721 million and total operating expenses were CHF 5,055 million.
Results in 4Q12 included fair value losses from movements in own credit spreads of CHF 376 million before tax, compared to fair value losses of CHF 1,048 million in 3Q12 and fair value gains of CHF 391 million in 4Q11. Our results also reflected realignment costs of CHF 285 million and gains of CHF 151 million before tax from the sale of real estate.

We recorded net new assets of CHF 6.8 billion in Private Banking & Wealth Management.
Our Basel II.5 tier 1 ratio was 19.5% as of the end of 4Q12 compared to 18.5% as of the end of 3Q12. Our Basel II.5 core tier 1 ratio improved to 15.6% from 14.7% as of the end of 3Q12.
In October 2012, we announced a CHF 130 billion balance sheet reduction for the Group to under CHF 900 billion on a foreign exchange neutral basis by year-end 2013. As of the end of 2012, total assets amounted to CHF 924 billion, down CHF 99 billion or 10% from 3Q12.

In Investment Banking, we further reduced Basel III risk-weighted assets by USD 13 billion to USD 187 billion.

Core Results

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Statements of operations (CHF million)

Net interest income	1,932	1,707	1,661	13	16	7,133	6,405	11

Commissions and fees	3,553	3,231	2,765	10	28	13,100	12,984	1

Trading revenues	(155)	(11)	(36)	–	331	1,161	4,921	(76)

Other revenues	391	839	83	(53)	371	2,212	1,119	98

Net revenues	5,721	5,766	4,473	(1)	28	23,606	25,429	(7)

Provision for credit losses	70	41	97	71	(28)	170	187	(9)

Compensation and benefits	2,705	3,082	3,023	(12)	(11)	12,494	13,151	(5)

General and administrative expenses	1,894	1,857	1,871	2	1	7,061	7,350	(4)

Commission expenses	456	427	480	7	(5)	1,775	1,992	(11)

Total other operating expenses	2,350	2,284	2,351	3	0	8,836	9,342	(5)

Total operating expenses	5,055	5,366	5,374	(6)	(6)	21,330	22,493	(5)

Income/(loss) before taxes	596	359	(998)	66	–	2,106	2,749	(23)

Income tax expense/(benefit)	193	101	(397)	91	–	589	671	(12)

Net income/(loss)	403	258	(601)	56	–	1,517	2,078	(27)

Net income attributable to noncontrolling interests	6	4	36	50	(83)	34	125	(73)

Net income/(loss) attributable to shareholders	397	254	(637)	56	–	1,483	1,953	(24)

Statement of operations metrics (%)

Cost/income ratio	88.4	93.1	120.1	–	–	90.4	88.5	–

Pre-tax income margin	10.4	6.2	(22.3)	–	–	8.9	10.8	–

Effective tax rate	32.4	28.1	39.8	–	–	28.0	24.4	–

Net income margin [1]	6.9	4.4	(14.2)	–	–	6.3	7.7	–

Number of employees (full-time equivalents)

Number of employees	47,400	48,400	49,700	(2)	(5)	47,400	49,700	(5)

1 Based on amounts attributable to shareholders.

Core Results reporting by division

	in			% change		in		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Net revenues (CHF million)

Wealth Management Clients	2,209	2,184	2,119	1	4	8,952	9,085	(1)

Corporate & Institutional Clients	547	508	485	8	13	2,126	2,065	3

Asset Management	578	618	483	(6)	20	2,463	2,297	7

Private Banking & Wealth Management	3,334	3,310	3,087	1	8	13,541	13,447	1

Investment Banking	2,664	3,184	1,048	(16)	154	12,558	10,460	20

Corporate Center	(277)	(728)	338	(62)	–	(2,493)	1,522	–

Net revenues	5,721	5,766	4,473	(1)	28	23,606	25,429	(7)

Provision for credit losses (CHF million)

Wealth Management Clients	36	25	37	44	(3)	110	78	41

Corporate & Institutional Clients	32	10	37	220	(14)	72	33	118

Private Banking & Wealth Management	68	35	74	94	(8)	182	111	64

Investment Banking	2	6	23	(67)	(91)	(12)	76	–

Provision for credit losses	70	41	97	71	(28)	170	187	(9)

Total operating expenses (CHF million)

Wealth Management Clients	1,683	1,661	1,811	1	(7)	6,821	7,561	(10)

Corporate & Institutional Clients	277	284	277	(2)	0	1,110	1,111	0

Asset Management	395	394	393	0	1	1,653	1,703	(3)

Private Banking & Wealth Management	2,355	2,339	2,481	1	(5)	9,584	10,375	(8)

Investment Banking	2,364	2,695	2,453	(12)	(4)	10,568	10,977	(4)

Corporate Center	336	332	440	1	(24)	1,178	1,141	3

Total operating expenses	5,055	5,366	5,374	(6)	(6)	21,330	22,493	(5)

Income/(loss) before taxes (CHF million)

Wealth Management Clients	490	498	271	(2)	81	2,021	1,446	40

Corporate & Institutional Clients	238	214	171	11	39	944	921	2

Asset Management	183	224	90	(18)	103	810	594	36

Private Banking & Wealth Management	911	936	532	(3)	71	3,775	2,961	27

Investment Banking	298	483	(1,428)	(38)	–	2,002	(593)	–

Corporate Center	(613)	(1,060)	(102)	(42)	–	(3,671)	381	–

Income/(loss) before taxes	596	359	(998)	66	–	2,106	2,749	(23)

Core Results reporting by region

	in			% change		in		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Net revenues (CHF million)

Switzerland	1,800	1,794	1,758	0	2	7,455	7,590	(2)

EMEA	1,343	1,670	1,213	(20)	11	6,749	6,520	4

Americas	2,349	2,540	755	(8)	211	9,507	7,272	31

Asia Pacific	506	490	409	3	24	2,388	2,525	(5)

Corporate Center	(277)	(728)	338	(62)	–	(2,493)	1,522	–

Net revenues	5,721	5,766	4,473	(1)	28	23,606	25,429	(7)

Income/(loss) before taxes (CHF million)

Switzerland	569	562	436	1	31	2,536	2,407	5

EMEA	(6)	270	(242)	–	(98)	882	44	–

Americas	725	747	(860)	(3)	–	2,510	6	–

Asia Pacific	(79)	(160)	(230)	(51)	(66)	(151)	(89)	70

Corporate Center	(613)	(1,060)	(102)	(42)	–	(3,671)	381	–

Income/(loss) before taxes	596	359	(998)	66	–	2,106	2,749	(23)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. For segment reporting purposes through the end of 2011, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse long-term vanilla debt as of the opening 1Q10 balance sheet was charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads was included in the Corporate Center.

Beginning in 1Q12, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on our funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than our Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses).

in	4Q12	3Q12	4Q11	2012	2011

Net income/(loss) attributable to shareholders, excluding impact from movements in own credit spreads (CHF million)	701	1,119	(969)	3,744	802

Fair value gains/(losses) from movements in own credit spreads	(376)	(1,048)	391	(2,939)	1,616

Of which fair value gains/(losses) on own long-term vanilla debt	(197)	(681)	188	(1,663)	1,210

Of which fair value gains/(losses) on debit valuation adjustments on structured notes	(120)	(338)	182	(958)	697

Of which fair value gains/(losses) on stand-alone derivatives	(59)	(29)	21	(318)	(291)

Tax expense/(benefit)	(72)	(183)	59	(678)	465

Net income/(loss) attributable to shareholders	397	254	(637)	1,483	1,953

Regulatory capital excludes cumulative fair value gains/(losses) related to own long-term vanilla debt and structured notes, net of tax. Refer to “Treasury management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Results overview
As of November 30, 2012 we integrated our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division. In addition, the majority of our securities trading and sales business in Switzerland was transferred from the Investment Banking division into the Private Banking & Wealth Management division.

> Refer to “Format of presentation and changes in reporting” in Information and developments for further information.
Certain reclassifications have been made to prior periods to conform to the current presentation.

In Private Banking & Wealth Management, net revenues of CHF 3,334 million were up 8% compared to 4Q11, driven by a significant increase in transaction- and performance-based revenues, mainly due to higher performance fees from our Hedging-Griffo subsidiary, single-manager hedge funds and credit strategies, higher brokerage and product issuing fees, higher revenues from integrated solutions, gains in 4Q12 related to a change in life insurance accounting and higher carried interest from realized private equity gains. Net interest income decreased slightly due to lower deposit margins, reflecting the low interest rate environment, and stable loan margins on higher average volumes. Stable recurring commissions and fees reflected lower investment product management fees and discretionary mandate fees offset by higher investment account and services fees and banking services fees. Other revenues included losses of CHF 82 million in 4Q12 in connection with the planned sale of certain private equity investments, partially offset by gains of CHF 25 million related to a recovery case.

In Investment Banking, net revenues of CHF 2,664 million were up 154% compared to 4Q11. Our repositioned fixed income business continued to deliver more balanced and consistent results with less volatility on materially lower risk-weighted asset levels. Fixed income sales and trading revenues were significantly higher compared to 4Q11, led by substantial increases in securitized products and higher results in corporate lending, global credit products and emerging markets. Equity sales and trading revenues were higher relative to 4Q11, primarily driven by increases in derivatives and cash equities. Underwriting and advisory results were higher compared to 4Q11, driven by strong debt underwriting revenues due to robust global high yield issuance volumes. M&A fees were also higher as increased global industry-wide completed M&A activity offset market share declines.

> Refer to “Private Banking & Wealth Management” and “Investment Banking” for further information.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 4Q12, losses before taxes were CHF 613 million, including fair value losses on our long-term vanilla debt of CHF 197 million, fair value losses on stand-alone derivatives of CHF 59 million and DVA losses on certain structured notes liabilities of CHF 120 million, resulting in overall losses on such items of CHF 376 million in the quarter. The fair value losses on own vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 4Q12 results also included gains from the sale of real estate of CHF 151 million and business realignment costs of CHF 285 million, consisting primarily of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives.

> Refer to “Impact from movements in own credit spreads” for further information.
Provision for credit losses were net provisions of CHF 70 million in 4Q12, with net provisions of CHF 68 million in Private Banking & Wealth Management and CHF 2 million in Investment Banking.
Total operating expenses of CHF 5,055 million were down 6% compared to 4Q11, primarily reflecting 11% lower compensation and benefits. The decrease in compensation and benefits was due to lower discretionary performance-related compensation expense and lower salary expense, reflecting lower headcount. General and administrative expenses were stable at CHF 1,894 million compared to 4Q11, with higher litigation provisions and occupancy expenses offset by decreases in most other expense categories.

Income tax expense of CHF 193 million recorded in 4Q12 mainly reflected the impact of the geographical mix of results, the increase and re-assessment of deferred tax assets in Switzerland reflecting impacts from valuation reductions in investments in subsidiaries and changes in forecasted future profitability. These impacts were partially offset by increases in valuation allowances mainly related to deferred tax assets in Japan. In addition, the income tax expense was negatively influenced by a tax charge related to the increase of uncertain tax positions.

Deferred tax assets on net operating losses decreased CHF 100 million to CHF 2,045 million during 4Q12. The decrease in deferred tax assets on net operating losses primarily related to earnings and foreign exchange movements. The decrease was partially offset by the re-assessment and related increase of deferred tax assets referred to above. Overall, net deferred tax assets decreased by CHF 155 million to CHF 6,879 million during 4Q12. The Core Results effective tax rate was 32.4% in 4Q12, compared to 28.1% in 3Q12.

The effective tax rate for full year 2012 of 28.0% was mainly impacted by the geographical mix of results, an increase in deferred tax assets in Switzerland reflecting impacts from the valuation reduction in the investment in subsidiaries and from changes in forecasted future profitability and a release of valuation allowances related to deferred tax assets in the US. This was partially offset by increases in valuation allowances against deferred tax assets mainly in the UK and Japan. The effective tax rate was also impacted by a write-down of deferred tax assets reflecting legislation in the UK that decreased the corporate income tax rate, and a decrease in tax contingency accruals. Deferred tax assets on net operating losses decreased CHF 1,807 million to CHF 2,045 million during 2012. Overall, net deferred tax assets decreased CHF 1,631 million to CHF 6,879 million during 2012, mainly reflecting a decrease of CHF 1,396 million in 3Q12 primarily related to taxable gains on transfers of assets within the consolidated Group for which associated tax charges had been deferred as other assets.

> Refer to “Note 20 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.
Assets under management of CHF 1,250.8 billion were stable compared to the end of 3Q12 reflecting positive market movements and net new assets, offset by adverse foreign exchange-related movements. Wealth Management Clients contributed net new assets of CHF 2.9 billion with inflows particularly from emerging markets and from our ultra-high-net-worth individual (UHNWI) client segment, partially offset by outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 1.1 billion. Asset Management reported net new assets of CHF 2.5 billion in 4Q12 with inflows in credit, index strategies and hedge funds products, partially offset by outflows from fixed income products.

For 2012, net income attributable to shareholders was CHF 1,483 million, down 24% compared to 2011. Net revenues were CHF 23,606 million, down 7% compared to 2011, primarily due to a decrease in Corporate Center revenues, reflecting fair value losses of CHF 2,939 million from movements in own credit spreads, partly offset by an increase in revenues from Investment Banking. Investment Banking results reflected the successful execution of our refined strategy, especially with respect to fixed income sales and trading revenues. Net revenues in Private Banking & Wealth Management were stable compared to 2011, with lower recurring commissions and fees offset by higher other revenues. Provision for credit losses decreased 9%, reflecting increases in Private Banking & Wealth Management that were more than offset by releases in Investment Banking. Compensation and benefits decreased 5%, due to lower discretionary performance-related compensation expense and lower salary expense, reflecting lower headcount. General and administrative expenses decreased 4%, reflecting primarily lower non-credit-related provisions.

Overview of results

	Private Banking & Wealth Management			Investment Banking			Corporate Center						Core Results			1	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	4Q12	3Q12	4Q11	4Q12	3Q12	4Q11	4Q12		3Q12		4Q11		4Q12	3Q12	4Q11		4Q12	3Q12	4Q11	4Q12	3Q12	4Q11

Statements of operations (CHF million)

Net revenues	3,334	3,310	3,087	2,664	3,184	1,048	(277)		(728)		338		5,721	5,766	4,473		79	78	15	5,800	5,844	4,488

Provision for credit losses	68	35	74	2	6	23	0		0		0		70	41	97		0	0	0	70	41	97

Compensation and benefits	1,293	1,329	1,375	1,172	1,477	1,320	240		276		328		2,705	3,082	3,023		15	12	(2)	2,720	3,094	3,021

General and administrative expenses	851	811	909	941	993	868	102		53		94		1,894	1,857	1,871		1	5	8	1,895	1,862	1,879

Commission expenses	211	199	197	251	225	265	(6)		3		18		456	427	480		0	0	0	456	427	480

Total other operating expenses	1,062	1,010	1,106	1,192	1,218	1,133	96		56		112		2,350	2,284	2,351		1	5	8	2,351	2,289	2,359

Total operating expenses	2,355	2,339	2,481	2,364	2,695	2,453	336		332		440		5,055	5,366	5,374		16	17	6	5,071	5,383	5,380

Income/(loss) before taxes	911	936	532	298	483	(1,428)	(613)		(1,060)		(102)		596	359	(998)		63	61	9	659	420	(989)

Income tax expense/(benefit)	–	–	–	–	–	–	–		–		–		193	101	(397)		0	0	0	193	101	(397)

Net income/(loss)	–	–	–	–	–	–	–		–		–		403	258	(601)		63	61	9	466	319	(592)

Net income attributable to noncontrolling interests	–	–	–	–	–	–	–		–		–		6	4	36		63	61	9	69	65	45

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–		–		–		397	254	(637)		–	–	–	397	254	(637)

Statement of operations metrics (%)

Cost/income ratio	70.6	70.7	80.4	88.7	84.6	234.1	–		–		–		88.4	93.1	120.1		–	–	–	87.4	92.1	119.9

Pre-tax income margin	27.3	28.3	17.2	11.2	15.2	(136.3)	–		–		–		10.4	6.2	(22.3)		–	–	–	11.4	7.2	(22.0)

Effective tax rate	–	–	–	–	–	–	–		–		–		32.4	28.1	39.8		–	–	–	29.3	24.0	40.1

Net income margin	–	–	–	–	–	–	–		–		–		6.9	4.4	(14.2)		–	–	–	6.8	4.3	(14.2)

Utilized economic capital and return

Average utilized economic capital (CHF million)	9,912	10,110	10,060	17,757	18,570	19,289	2,410	[2]	2,505	[2]	2,620	[2]	30,056	31,161	31,949		–	–	–	30,056	31,161	31,949

Pre-tax return on average utilized economic capital (%) [3]	37.4	37.7	21.8	7.5	11.2	(28.9)	–		–		–		8.6	5.3	(11.9)		–	–	–	9.4	6.0	(11.8)

Balance sheet statistics (CHF million)

Total assets	407,329	420,413	392,201	658,529	753,130	790,167	(145,777)	[4]	(154,695)	[4]	(137,952)	[4]	920,081	1,018,848	1,044,416		4,106	4,444	4,749	924,187	1,023,292	1,049,165

Net loans	207,702	205,258	196,268	34,501	37,178	37,134	20		20		11		242,223	242,456	233,413		–	–	–	242,223	242,456	233,413

Goodwill	2,409	2,488	2,471	5,980	6,115	6,120	–		–		–		8,389	8,603	8,591		–	–	–	8,389	8,603	8,591

Number of employees (full-time equivalents)

Number of employees	27,300	27,400	28,100	19,800	20,100	20,700	300		900		900		47,400	48,400	49,700		–	–	–	47,400	48,400	49,700

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

in / end of	Target	4Q12	2012	2011	2010	2009

Growth (%)

Collaboration revenues [1]	18 - 20% of net revenues	21.0	18.6	16.8	14.4	15.5

Net new asset growth (annualized)	Above 6%	2.2	0.9	3.9	5.3	3.9

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [2]	Superior return vs. peer group	11.7	4.8	(39.4)	(23.3)	80.1

Total shareholder return of peer group [2,3]	–	19.3	49.2	(35.0)	(1.7)	36.6

Return on equity attributable to shareholders (annualized)	Above 15%	4.4	4.3	6.0	14.4	18.3

Core Results pre-tax income margin	Above 28%	10.4	8.9	10.8	22.2	25.5

Capital (%)

Tier 1 ratio (Basel II.5)	Compliance with Swiss "Too Big to Fail" and Basel III	19.5	19.5	15.2	14.2	–

1 Includes revenues recognized when more than one of the Group's divisions participates in a particular transaction. Collaboration revenues are measured by a dedicated governance structure and implemented through revenue sharing agreements or internal revenue sharing awards. Only the net revenues generated by the transaction are considered. Reported on the basis of the organizational structure prior to the establishment of the single Private Banking & Wealth Management division. 2 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 3 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Our results reflect the integration of our previously reported Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division and the transfer of the majority of our securities trading and sales business in Switzerland from Investment Banking into Private Banking & Wealth Management. This reorganization was effective November 30, 2012. The new presentation of Private Banking & Wealth Management results includes a presentation of the results of its three operating businesses: Wealth Management Clients, Corporate & Institutional Clients and Asset Management. The results of the transferred securities trading and sales business in Switzerland are allocated among the three operating businesses. Prior periods have been restated to conform to the current presentation.

As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework (Basel III) was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of the Basel III framework in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our ratio calculations use estimated risk-weighted assets as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

Key performance indicators
Our historical key performance indicators (KPIs) are provided in the table below. We assessed our KPIs as part of our normal planning process. Beginning in the first quarter of 2013, we have adjusted our KPIs for the Group and for our Private Banking & Wealth Management and Investment Banking divisions to reflect our strategic plan, the regulatory environment and the market cycle. Income statement-based KPIs will be measured on underlying results, which are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other significant items for which a reconciliation to reported results will be provided.

For the Group, we have replaced the Core Results pre-tax income margin KPI with a Core Results cost/income ratio target of below 70%. In addition, we are targeting a return on equity attributable to shareholders above 15%. Our capital measures going forward will continue to be based on compliance with Swiss “Too Big to Fail” and Basel III capital standards and are targeting a look-through Swiss Core Capital ratio above 10%. Our KPIs for collaboration revenues and total shareholder return remain unchanged at present and the KPI for net new asset growth will now be measured at the Wealth Management Clients and Asset Management business levels instead of at the Group level.

In our Private Banking & Wealth Management division, we will target net new asset growth of 6% for both the Wealth Management Clients and the Asset Management businesses. We will also target a divisional cost/income ratio of 65%.

In our Investment Banking division, we will replace the pre-tax income margin KPI with a cost/income ratio target of 70%.
Management changes
Effective November 30, 2012, Hans-Ulrich Meister and Robert Shafir were appointed to jointly lead the newly created Private Banking & Wealth Management division. As regional Chief Executive Officer (CEO), Hans-Ulrich Meister continues to have responsibility for all businesses and clients in the Swiss region. Robert Shafir continues to serve as the CEO of the Americas region.

Effective November 30, 2012, Eric Varvel and Gaël de Boissard were appointed to jointly lead the Investment Banking division. In addition, Eric Varvel was appointed CEO of the Asia Pacific region and Gaël de Boissard took on responsibility as CEO of the Europe, Middle East and Africa (EMEA) region. Gaël de Boissard joined the Executive Board as of January 1, 2013.

As of November 30, 2012, Osama Abbasi stepped down from the Executive Board and his position as CEO of the Asia Pacific region, Walter Berchtold stepped down from the Executive Board and his position as Chairman Private Banking and Fawzi Kyriakos-Saad stepped down from the Executive Board and his position as CEO of the EMEA region.

Capital distribution proposal
At the Annual General Meeting on April 26, 2013, the Board of Directors will propose for the financial year 2012 a distribution of CHF 0.10 per share in cash out of reserves from capital contributions. In addition, the Board of Directors will propose the distribution of new shares (stock dividend). The new shares for the stock dividend will be paid in at the par value of CHF 0.04 per share out of reserves from capital contributions. The distribution out of reserves from capital contributions (cash and stock) will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The ex-dividend date has been set to April 30, 2013 (for cash distribution and stock dividend).

The stock dividend will be distributed to all shareholders as follows: for every share that they own, shareholders will receive a non-tradable right to the receipt of a given number of new shares for free. Following distribution, the rights will automatically be exchanged for new shares at the ratio determined by the Board of Directors immediately prior to the Annual General Meeting. The Board of Directors will set the subscription ratio in such a way that the theoretical value of each right will be approximately CHF 0.65.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve the cost structure. In 2011, we began implementing a number of cost efficiency initiatives with a goal of achieving a total of CHF 3.0 billion of expense reductions in 2013, CHF 3.5 billion in 2014 and CHF 4.0 billion in 2015. These targets have been measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses. The majority of the expected future savings will be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions. We have also targeted further savings within our two operating divisions. Within Investment Banking, we expect to deliver cost benefits from initiatives already completed in 2012 and from continuing to rationalize businesses in certain geographies. As a result of the integration of our former reported Private Banking and Asset Management divisions into the new Private Banking & Wealth Management division and other measures, we are updating our overall cost savings targets to CHF 3.2 billion in 2013, CHF 3.8 billion by the end of 2014 and CHF 4.4 billion by the end of 2015, adjusted on the same basis as described above. We expect to incur approximately CHF 1.6 billion of business realignment costs associated with these measures during the course of 2013 to 2015.

We incurred CHF 285 million and CHF 680 million of business realignment costs associated with these measures in 4Q12 and 2012, respectively.
> Refer to “Cost savings and strategy implementation” in I – Credit Suisse results – Core Results – Information and developments in the Credit Suisse Financial Report 3Q12 for further information.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2011 for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.

On October 22, 2012, Swiss Financial Market Supervisory Authority (FINMA) published a new Banking Insolvency Ordinance–FINMA, which entered into force on November 1, 2012. The ordinance governs bankruptcy and resolution procedures of Swiss banks, providing FINMA with significantly increased resolution authority and streamlining the procedure for restructuring troubled banks.

On October 30, 2012, the Swiss Federal Supreme Court issued a decision in a case brought by a client of another bank seeking reimbursement of commissions paid to the client’s bank by providers of investment products. The court ruled that such payments (“retrocessions”) received in the context of a discretionary asset management mandate from issuers of investment products are owed to the client (including payments from intra-group companies) unless a client waiver is in place. FINMA subsequently issued a notice requiring all banks to inform potentially affected clients. We are currently evaluating the impact, if any, of this decision on our business.

On November 30, 2012, the Swiss Federal Council adopted the liquidity ordinance under the “Too Big to Fail” legislation. The ordinance, which implements Basel III liquidity requirements into Swiss law, entered into force on January 1, 2013. The ordinance mandates the management and monitoring of liquidity risks, including the use of stress tests and preparation of an emergency concept for liquidity shortages. The requirements apply to all banks, but are tiered according to the type, complexity and degree of risk of a bank’s activities. The ordinance also contains supplementary requirements for systemically relevant banks, including us, which are generally consistent with our existing June 2010 agreement with FINMA on the holding of liquidity. The supplementary requirements are expected to be approved by the Federal Parliament during 2013.

On December 31, 2012, Credit Suisse International, the entity through which we conduct a majority of our swap trading business, registered with the US Commodity Futures Trading Commission (CFTC) as a swap dealer and became subject to new rules finalized under the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the regulation of swap dealers. Among other things, these rules will make swap dealers subject to internal and external business conduct regulation by the CFTC. As a non-US swap dealer, Credit Suisse International is exempt on an interim basis from certain of these requirements pursuant to an exemptive order issued by the CFTC at the end of 2012. In addition, the application of these rules to Credit Suisse International is subject to several industry-wide, temporary CFTC no-action letters intended to enable the industry to work through practical or technical challenges and interpretive uncertainties and develop the infrastructure necessary for compliance.

On January 1, 2013, the bilateral tax agreements between Switzerland and each of the UK and Austria entered into force. In December 2012, the bilateral tax agreement between Switzerland and Germany was rejected by the German government.

On February 1, 2013, the Swiss Tax Administrative Assistance Act entered into force. The Act governs administrative assistance in double taxation and other international agreements that Switzerland has entered into which provide for the exchange of information relating to tax matters consistent with Article 26 of the OECD Model Tax Convention. Under the new law, administrative assistance is no longer prohibited for group requests based on a behavioral pattern. However, so-called “fishing expeditions” are expressly prohibited. This new standard is generally applicable for periods beginning February 1, 2013.

> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2011 and as updated in our quarterly reports for further information.
Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another. Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.

> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2011 for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

> Refer to “Note 1 – Summary of significant accounting policies” and “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 4Q12, 51% and 38% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 2.2 billion during 4Q12, primarily due to decreases in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, loans held-for-sale and other investments, partly offset by an increase in trading assets. The decreases in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions and loans held-for-sale primarily reflected net settlements. The decrease in other investments was primarily driven by net sales of private equity investments. Trading assets increased primarily due to net purchases of corporate debt securities.

Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 29.7 billion, compared to CHF 31.4 billion as of the end of 3Q12. As of the end of 4Q12, these assets comprised 3% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 3% and 6%, respectively, as of the end of 3Q12.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 4Q12 was 47,400, down 1,000 from 3Q12 and down 2,300 from 4Q11. The decrease in 4Q12 reflected the sale of Wincasa AG, a real estate services group, and headcount reductions from our cost efficiency initiatives.

Number of employees by division

	end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking & Wealth Management	27,300	27,400	28,100	0	(3)

Investment Banking	19,800	20,100	20,700	(1)	(4)

Corporate Center	300	900	900	(67)	(67)

Number of employees	47,400	48,400	49,700	(2)	(5)

Private Banking & Wealth Management
In 4Q12, we reported income before taxes of CHF 911 million and net revenues of CHF 3,334 million.
Net revenues were 8% higher compared to 4Q11, driven by a significant increase in transaction- and performance-based revenues, primarily from higher performance fees and higher brokerage and product issuing fees, reflecting an increase in client activity towards the end of the quarter. Compared to 3Q12, net revenues were stable, as higher transaction- and performance-based revenues were offset by lower other revenues, which in 3Q12 included investment-related gains and the final sale of our ownership interest in Aberdeen.

Provision for credit losses were CHF 68 million on a net loan portfolio of CHF 208 billion.
Total operating expenses were 5% lower compared to 4Q11, with lower compensation and benefits and lower general and administrative expenses mainly reflecting the benefits from our cost efficiency initiatives. Compared to 3Q12, total operating expenses were stable as lower compensation and benefits were offset by higher general and administrative expenses, mainly due to investments in our IT infrastructure and seasonal expenses.

In 4Q12, assets under management were stable at CHF 1,250.8 billion. We attracted net new assets of CHF 6.8 billion.

Results

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Statements of operations (CHF million)

Net revenues	3,334	3,310	3,087	1	8	13,541	13,447	1

Provision for credit losses	68	35	74	94	(8)	182	111	64

Compensation and benefits	1,293	1,329	1,375	(3)	(6)	5,561	5,729	(3)

General and administrative expenses	851	811	909	5	(6)	3,219	3,818	(16)

Commission expenses	211	199	197	6	7	804	828	(3)

Total other operating expenses	1,062	1,010	1,106	5	(4)	4,023	4,646	(13)

Total operating expenses	2,355	2,339	2,481	1	(5)	9,584	10,375	(8)

Income before taxes	911	936	532	(3)	71	3,775	2,961	27

of which Wealth Management Clients	490	498	271	(2)	81	2,021	1,446	40

of which Corporate & Institutional Clients	238	214	171	11	39	944	921	2

of which Asset Management	183	224	90	(18)	103	810	594	36

Statement of operations metrics (%)

Cost/income ratio	70.6	70.7	80.4	–	–	70.8	77.2	–

Pre-tax income margin	27.3	28.3	17.2	–	–	27.9	22.0	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	9,912	10,110	10,060	(2)	(1)	9,981	10,115	(1)

Pre-tax return on average utilized economic capital (%) [1]	37.4	37.7	21.8	–	–	38.5	29.9	–

Number of employees (full-time equivalents)

Number of employees	27,300	27,400	28,100	0	(3)	27,300	28,100	(3)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Net revenue detail (CHF million)

Net interest income	1,128	1,143	1,153	(1)	(2)	4,551	4,512	1

Recurring commissions and fees	1,203	1,214	1,219	(1)	(1)	4,864	5,068	(4)

Transaction- and performance-based revenues	1,054	795	731	33	44	3,678	3,607	2

Other revenues [1]	(51)	158	(16)	–	219	448	260	72

Net revenues	3,334	3,310	3,087	1	8	13,541	13,447	1

Provision for credit losses (CHF million)

New provisions	107	60	125	78	(14)	316	277	14

Releases of provisions	(39)	(25)	(51)	56	(24)	(134)	(166)	(19)

Provision for credit losses	68	35	74	94	(8)	182	111	64

Balance sheet statistics (CHF million)

Net loans	207,702	205,258	196,268	1	6	207,702	196,268	6

of which Wealth Management Clients [2]	147,103	145,226	139,725	1	5	147,103	139,725	5

of which Corporate & Institutional Clients	60,595	59,943	56,543	1	7	60,595	56,543	7

Deposits	276,571	281,954	262,985	(2)	5	276,571	262,985	5

of which Wealth Management Clients [2]	210,662	216,795	203,350	(3)	4	210,662	203,350	4

of which Corporate & Institutional Clients	65,909	65,159	59,635	1	11	65,909	59,635	11

Number of relationship managers

Switzerland	1,550	1,570	1,730	(1)	(10)	1,550	1,730	(10)

EMEA	1,300	1,320	1,320	(2)	(2)	1,300	1,320	(2)

Americas	620	640	590	(3)	5	620	590	5

Asia Pacific	440	430	400	2	10	440	400	10

Wealth Management Clients	3,910	3,960	4,040	(1)	(3)	3,910	4,040	(3)

Corporate & Institutional Clients (Switzerland)	560	560	520	0	8	560	520	8

Number of relationship managers	4,470	4,520	4,560	(1)	(2)	4,470	4,560	(2)

1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction. 2 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

2012 results overview
For 2012, income before taxes was CHF 3,775 million. Net revenues of CHF 13,541 million were stable compared to 2011, with lower recurring commissions and fees offset by higher other revenues. Transaction- and performance-based revenues and net interest income were stable. Lower recurring commissions and fees mainly reflected lower investment product management fees and lower discretionary mandate management fees. Other revenues of CHF 448 million were higher compared to 2011, mainly reflecting a gain of CHF 384 million on the sale of our ownership interest in Aberdeen in 2012.

Provision for credit losses was CHF 182 million in 2012 on a net loan portfolio of CHF 208 billion.
Total operating expenses were 8% lower compared to 2011. Excluding litigation provisions of CHF 478 million in 2011 in connection with the German and US tax matters, total operating expenses decreased by CHF 313 million, or 3%, reflecting lower compensation and benefits, driven by lower headcount, and lower general and administrative expenses reflecting our efficiency measures.

In 2012, assets under management of CHF 1,250.8 billion increased 5.5% compared to 2011, reflecting net new assets of CHF 10.8 billion and positive market movements, partially offset by adverse foreign exchange-related movements. Wealth Management Clients contributed net new assets of CHF 19.0 billion with inflows particularly from emerging markets and from our UHNWI client segment, partially offset by outflows in Western Europe and relating to the integration of Clariden Leu. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 1.5 billion. Asset Management reported net new asset outflows of CHF 9.0 billion primarily from multi-asset class solutions which included redemptions of CHF 14.7 billion from a single fixed income mandate, partially offset by inflows in index strategies and credit products.

Results detail
In connection with the integration relating to Private Banking & Wealth Management, we reviewed our key performance indicator targets.
> Refer to “Format of presentation and changes in reporting” and “Key performance indicators” in Core Results – Information and developments for further information.
The following provides a comparison of our 4Q12 results versus 4Q11 (YoY) and versus 3Q12 (QoQ).
Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Up 8% from CHF 3,087 million to CHF 3,334 million
Net revenues increased due to higher transaction- and performance-based revenues partially offset by slightly lower net interest income. Transaction- and performance-based revenues increased 44%, mainly due to higher performance fees from our Hedging-Griffo subsidiary, single-manager hedge funds and credit strategies, higher brokerage and product issuing fees, higher revenues from integrated solutions, gains in 4Q12 related to a change in life insurance accounting and higher carried interest from realized private equity gains. Net interest income decreased slightly due to lower deposit margins, reflecting the low interest rate environment, and stable loan margins on higher average volumes. Stable recurring commissions and fees reflected lower investment product management fees and discretionary mandate fees offset by higher investment account and services fees and banking services fees. Other revenues included losses of CHF 82 million in 4Q12 in connection with the planned sale of certain private equity investments, partially offset by gains of CHF 25 million related to a recovery case.

QoQ: Stable at CHF 3,334 million
Stable net revenues reflected higher transaction- and performance-based revenues, partially offset by lower other revenues. Transaction- and performance-based revenues increased 33%, driven by higher semi-annual performance fees from Hedging-Griffo, annual performance fees from single-manager hedge funds, higher carried interest from realized private equity gains, the gains in 4Q12 related to a change in life insurance accounting and higher income from integrated solutions. The decrease in other revenues primarily resulted from investment-related losses in 4Q12 compared to gains of CHF 101 million in 3Q12 and equity participations gains of CHF 20 million in 4Q12 compared to gains of CHF 102 million in the prior quarter, which included the final sale of our ownership interest in Aberdeen. These decreases were partially offset by the gains in 4Q12 related to a recovery case. Stable net interest income reflected lower deposit margins and stable loan margins on stable average volumes. Stable recurring commissions and fees reflected lower banking services fees and asset management fees offset by higher investment account and services fees.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Down 8% from CHF 74 million to CHF 68 million
Wealth Management Clients recorded net provisions of CHF 36 million and Corporate & Institutional Clients recorded net provisions of CHF 32 million, in 4Q12.
QoQ: Up 94% from CHF 35 million to CHF 68 million
Provision for credit losses was higher in both Wealth Management Clients and Corporate & Institutional Clients reflecting higher new provisions. In 3Q12, Wealth Management Clients recorded net provisions of CHF 25 million while Corporate & Institutional Clients recorded net provisions of CHF 10 million.

Operating expenses
Compensation and benefits
YoY: Down 6% from CHF 1,375 million to CHF 1,293 million
Lower compensation and benefits were driven by lower salary expense, reflecting the lower headcount, and lower deferred compensation expenses from prior year awards, partially offset by higher discretionary performance-related compensation.

QoQ: Down 3% from CHF 1,329 million to CHF 1,293 million
The decrease primarily reflected lower discretionary performance-related compensation expenses.
General and administrative expenses
YoY: Down 6% from CHF 909 million to CHF 851 million
The decrease was mainly driven by lower non-credit-related provisions and lower professional fees.
QoQ: Up 5% from CHF 811 million to CHF 851 million
Higher general and administrative expenses were driven by investments in our IT infrastructure and higher seasonal expenses, including higher marketing and travel and entertainment expenses.

Assets under management - Private Banking & Wealth Management

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Assets under management by business (CHF billion)

Wealth Management Clients	798.5	803.3	750.2	(0.6)	6.4	798.5	750.2	6.4

Corporate & Institutional Clients	223.8	220.3	203.0	1.6	10.2	223.8	203.0	10.2

Asset Management	371.6	368.9	365.2	0.7	1.8	371.6	365.2	1.8

Assets managed across businesses [1]	(143.1)	(141.8)	(133.2)	0.9	7.4	(143.1)	(133.2)	7.4

Assets under management	1,250.8	1,250.7	1,185.2	0.0	5.5	1,250.8	1,185.2	5.5

Net new assets by business (CHF billion)

Wealth Management Clients	2.9	5.1	4.9	(43.1)	(40.8)	19.0	37.4	(49.2)

Corporate & Institutional Clients	1.1	0.1	2.6	–	(57.7)	1.5	5.3	(71.7)

Asset Management	2.5	(0.5)	(6.7)	–	–	(9.0)	5.2	–

Assets managed across businesses [1]	0.3	0.6	3.7	(50.0)	(91.9)	(0.7)	(1.3)	(46.2)

Net new assets	6.8	5.3	4.5	28.3	51.1	10.8	46.6	(76.8)

1 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Assets under management
Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
Assets under management of CHF 1,250.8 billion were stable compared to the end of 3Q12 reflecting positive market movements and net new assets, offset by adverse foreign exchange-related movements. Wealth Management Clients contributed net new assets of CHF 2.9 billion with inflows particularly from emerging markets and from our UHNWI client segment, partially offset by outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 1.1 billion. Asset Management reported net new assets of CHF 2.5 billion in 4Q12 with inflows in credit, index strategies and hedge funds products, partially offset by outflows from fixed income products.

Assets under management were CHF 65.6 billion higher compared to the end of 4Q11, driven primarily by positive market movements and net new assets, partially offset by adverse foreign exchange-related movements.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 3% from CHF 849 million to CHF 822 million
Slightly lower net interest income reflected lower deposit margins and slightly higher loan margins on higher average volumes.
QoQ: Down 2% from CHF 842 million to CHF 822 million
Slightly lower net interest income reflected lower deposit margins on stable average volumes and stable loan margins on slightly higher average volumes.
Recurring commissions and fees
YoY: Down 4% from CHF 794 million to CHF 765 million
The decrease was driven by lower investment product management fees, mainly from lower fund management fees and lower discretionary mandate fees.
QoQ: Down 2% from CHF 779 million to CHF 765 million
The decrease was driven by lower banking services fees.
Transaction- and performance-based revenues
YoY: Up 31% from CHF 476 million to CHF 622 million
The increase was driven by higher brokerage and product issuing fees, gains of CHF 35 million in 4Q12 related to a change in life insurance accounting, higher revenues from integrated solutions and higher performance fees from Hedging-Griffo. These increases were partially offset by lower foreign exchange fees from client transactions.

QoQ: Up 10% from CHF 563 million to CHF 622 million
The increase was driven by the gains in 4Q12 related to a change in life insurance accounting, semi-annual performance fees from Hedging-Griffo and higher revenues from integrated solutions, partially offset by lower foreign exchange fees from client transactions.

Gross margin
Our gross margin was 110 basis points in 4Q12, five basis points lower compared to 4Q11, reflecting a lower contribution from net interest income and recurring commissions and fees. Compared to 3Q12, the gross margin was stable. Average assets under management increased 8.7% and 0.7% compared to 4Q11 and 3Q12, respectively.

Results - Wealth Management Clients

	in / end of			% change		in / end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012		2011	YoY

Statements of operations (CHF million)

Net revenues	2,209	2,184	2,119	1	4	8,952		9,085	(1)

Provision for credit losses	36	25	37	44	(3)	110		78	41

Total operating expenses	1,683	1,661	1,811	1	(7)	6,821		7,561	(10)

Income before taxes	490	498	271	(2)	81	2,021		1,446	40

Statement of operations metrics (%)

Cost/income ratio	76.2	76.1	85.5	–	–	76.2		83.2	–

Pre-tax income margin	22.2	22.8	12.8	–	–	22.6		15.9	–

Net revenue detail (CHF million)

Net interest income	822	842	849	(2)	(3)	3,344		3,327	1

Recurring commissions and fees	765	779	794	(2)	(4)	3,106		3,309	(6)

Transaction- and performance-based revenues	622	563	476	10	31	2,461		2,449	0

Other revenues	0	0	0	–	–	41	[1]	0	–

Net revenues	2,209	2,184	2,119	1	4	8,952		9,085	(1)

Gross margin (annualized) (bp) [2]

Net interest income	41	43	46	–	–	42		45	–

Recurring commissions and fees	38	39	43	–	–	40		44	–

Transaction- and performance-based revenues	31	28	26	–	–	31		33	–

Other revenues	0	0	0	–	–	1		0	–

Gross margin	110	110	115	–	–	114		122	–

1 Reflects gains related to the sale of a non-core business in 2Q12. 2 Net revenues divided by average assets under management.

Assets under management - Wealth Management Clients

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Assets under management by region (CHF billion)

Switzerland	253.6	258.2	253.7	(1.8)	0.0	253.6	253.7	0.0

EMEA	273.1	277.9	265.1	(1.7)	3.0	273.1	265.1	3.0

Americas	165.0	162.6	143.5	1.5	15.0	165.0	143.5	15.0

Asia Pacific	106.8	104.6	87.9	2.1	21.5	106.8	87.9	21.5

Assets under management	798.5	803.3	750.2	(0.6)	6.4	798.5	750.2	6.4

Average assets under management (CHF billion)

Average assets under management	799.9	794.3	735.6	0.7	8.7	782.5	746.5	4.8

Assets under management by currency (CHF billion)

USD	293.7	299.0	266.4	(1.8)	10.2	293.7	266.4	10.2

EUR	171.7	175.5	180.7	(2.2)	(5.0)	171.7	180.7	(5.0)

CHF	188.2	187.8	177.0	0.2	6.3	188.2	177.0	6.3

Other	144.9	141.0	126.1	2.8	14.9	144.9	126.1	14.9

Assets under management	798.5	803.3	750.2	(0.6)	6.4	798.5	750.2	6.4

Net new assets by region (CHF billion)

Switzerland	0.2	0.1	(2.1)	–	–	2.3	4.9	–

EMEA	(2.7)	1.3	5.0	–	–	(3.5)	13.8	–

Americas	3.6	0.2	1.2	–	–	10.1	8.3	–

Asia Pacific	1.8	3.5	0.8	–	–	10.1	10.4	–

Net new assets	2.9	5.1	4.9	–	–	19.0	37.4	–

Growth in assets under management (CHF billion)

Net new assets	2.9	5.1	4.9	–	–	19.0	37.4	–

Other effects	(7.7)	24.1	23.5	–	–	29.3	(50.3)	–

of which market movements	10.9	24.6	12.1	–	–	49.1	(35.9)	–

of which currency	(11.9)	(0.4)	11.4			(12.6)	(7.6)

of which other	(6.7)	(0.1)	0.0			(7.2)	(6.8)

Growth in assets under management	(4.8)	29.2	28.4	–	–	48.3	(12.9)	–

Growth in assets under management (annualized) (%)

Net new assets	1.4	2.6	2.7	–	–	2.5	4.9	–

Other effects	(3.8)	12.5	13.0	–	–	3.9	(6.6)	–

Growth in assets under management (annualized)	(2.4)	15.1	15.7	–	–	6.4	(1.7)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	2.5	2.9	4.9	–	–	–	–	–

Other effects	3.9	8.4	(6.6)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	6.4	11.3	(1.7)	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Stable at CHF 306 million
Stable net interest income reflected lower deposit and loan margins on higher average volumes.
QoQ: Up 2% from CHF 301 million to CHF 306 million
Slightly higher net interest income reflected lower deposit margins on higher average volumes and stable loan margins on stable average volumes.
Recurring commissions and fees
YoY: Up 20% from CHF 96 million to CHF 115 million
The increase reflected higher banking services fees and higher investment account and services fees.
QoQ: Up 10% from CHF 105 million to CHF 115 million
The increase was mainly driven by higher investment account and services fees from higher custody services fees and investment advisory fees.
Transaction- and performance-based revenues
YoY: Up 15% from CHF 93 million to CHF 107 million
The increase reflected higher trading and sales income, revenues from integrated solutions and foreign exchange fees from client transactions.
QoQ: Down 4% from CHF 111 million to CHF 107 million
Lower transaction- and performance-based revenues reflected lower trading and sales income, offset by higher revenues from integrated solutions.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Statements of operations (CHF million)

Net revenues	547	508	485	8	13	2,126	2,065	3

Provision for credit losses	32	10	37	220	(14)	72	33	118

Total operating expenses	277	284	277	(2)	0	1,110	1,111	0

Income before taxes	238	214	171	11	39	944	921	2

Statement of operations metrics (%)

Cost/income ratio	50.6	55.9	57.1	–	–	52.2	53.8	–

Pre-tax income margin	43.5	42.1	35.3	–	–	44.4	44.6	–

Net revenue detail (CHF million)

Net interest income	306	301	304	2	1	1,207	1,185	2

Recurring commissions and fees	115	105	96	10	20	450	421	7

Transaction- and performance-based revenues	107	111	93	(4)	15	479	476	1

Other revenues [1]	19	(9)	(8)	–	–	(10)	(17)	(41)

Net revenues	547	508	485	8	13	2,126	2,065	3

1 Includes fair value losses of CHF 6 million on the Clock Finance transaction and gains of CHF 25 million related to a recovery case in 4Q12. Prior periods relate to fair value losses on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Up 32% from CHF 484 million to CHF 638 million
The increase primarily reflected higher performance fees and carried interest on private equity gains partially offset by lower equity participations income. Performance fees and carried interest of CHF 207 million were recognized from Hedging-Griffo, single-manager hedge funds, credit strategies and from higher carried interest from realized private equity gains. The decrease in equity participations income was primarily from lower revenues due to the sale of our ownership interest in Aberdeen and lower revenues in single-manager hedge funds. Asset management fees decreased slightly as a result of lower average assets under management in hedge fund of funds and traditional products, partially offset by higher average assets in Hedging-Griffo, single manager hedge funds, ETF, credit products and index solutions.

QoQ: Up 46% from CHF 438 million to CHF 638 million
The increase primarily reflected higher performance fees and carried interest on private equity gains, and higher private equity placement fees. The increase in performance fees reflected semi-annual performance fees from Hedging-Griffo and annual performance fees from single-manager hedge funds. Asset management fees decreased slightly, primarily as a result of lower average assets under management in hedge fund of funds and private equity, partially offset by higher average assets in Hedging-Griffo.

Investment-related gains/(losses)
YoY: Down from CHF 6 million to CHF (74) million
In 4Q12, the loss of CHF 74 million reflected losses in private equity investments mainly in the energy and financial sectors, and from losses of CHF 82 million in connection with the planned sale of certain private equity investments, offset in part by gains in private equity investments in the real estate sector and in hedge fund investments. In 4Q11, the gains of CHF 6 million reflected gains in private equity investments in the industrial and transportation sectors, partially offset by losses in the energy and commodities sectors.

QoQ: Down from CHF 101 million to CHF (74) million
In 4Q12, the loss of CHF 74 million reflected losses in private equity investments mainly in the energy and financial sectors, and from the losses in connection with the planned sale of certain private equity investments, offset in part by gains in private equity investments in the real estate sector and in hedge fund investments. In 3Q12, the gains of CHF 101 million reflected gains in private equity investments mainly in the energy and transportation sectors and in hedge fund investments.

Equity participations and other gains/(losses)
YoY: Up from CHF (8) million to CHF 20 million
In 4Q12, we recognized a gain of CHF 45 million from the sale of Wincasa, which was partially offset by a CHF 16 million impairment charge related to Asset Management Finance LLC (AMF) and an impairment of a joint venture investment. The loss in 4Q11 reflected an impairment of the same joint venture investment.

QoQ: Down 80% from CHF 102 million to CHF 20 million
In 4Q12, we recognized the gain from the sale of Wincasa, which was partially offset by impairments related to AMF and the joint venture investment. In 3Q12, we recognized a gain of CHF 140 million from the sale of our remaining ownership interest in Aberdeen, partly offset by an impairment of CHF 38 million related to AMF.

Results - Asset Management

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Statements of operations (CHF million)

Net revenues	578	618	483	(6)	20	2,463	2,297	7

Provision for credit losses	0	0	0	–	–	0	0	–

Total operating expenses	395	394	393	0	1	1,653	1,703	(3)

Income before taxes	183	224	90	(18)	103	810	594	36

Statement of operations metrics (%)

Cost/income ratio	68.3	63.8	81.4	–	–	67.1	74.1	–

Pre-tax income margin	31.7	36.2	18.6	–	–	32.9	25.9	–

Net revenue detail (CHF million)

Recurring commissions and fees	323	330	329	(2)	(2)	1,308	1,338	(2)

Transaction- and performance-based revenues	325	121	162	169	101	738	682	8

Other revenues	(70)	167	(8)	–	–	417	277	51

Net revenues	578	618	483	(6)	20	2,463	2,297	7

Net revenue detail by type (CHF million)

Asset management fees	323	330	329	(2)	(2)	1,308	1,338	(2)

Placement, transaction and other fees	95	56	88	70	8	246	276	(11)

Performance fees and carried interest	207	40	41	418	405	355	221	61

Equity participations income	13	12	26	8	(50)	72	122	(41)

Fee-based revenues	638	438	484	46	32	1,981	1,957	1

Investment-related gains/(losses)	(74)	101	6	–	–	155	305	(49)

Equity participations and other gains/(losses)	20	102	(8)	(80)	–	361	3	–

Other revenues [1]	(6)	(23)	1	(74)	–	(34)	32	–

Net revenues	578	618	483	(6)	20	2,463	2,297	7

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [2]	69	48	53	–	–	54	52	–

1 Includes allocated funding costs. 2 Fee-based revenues divided by average assets under management.

Assets under management - Asset Management

	in / end of			% change		in / end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011		YoY

Assets under management (CHF billion)

Hedge funds	25.1	24.2	24.9	3.7	0.8	25.1	24.9		0.8

Private equity	27.9	28.5	28.4	(2.1)	(1.8)	27.9	28.4		(1.8)

Real estate & commodities	48.6	48.8	47.1	(0.4)	3.2	48.6	47.1		3.2

Credit	23.8	21.5	19.0	10.7	25.3	23.8	19.0		25.3

ETF	16.1	16.1	14.6	0.0	10.3	16.1	14.6		10.3

Index strategies	64.0	61.2	51.5	4.6	24.3	64.0	51.5		24.3

Multi-asset class solutions	105.4	106.0	116.0	(0.6)	(9.1)	105.4	116.0		(9.1)

Fixed income & equities	55.2	57.4	57.4	(3.8)	(3.8)	55.2	57.4		(3.8)

Other	5.5	5.2	6.3	5.8	(12.7)	5.5	6.3		(12.7)

Assets under management [1]	371.6	368.9	365.2	0.7	1.8	371.6	365.2		1.8

Average assets under management (CHF billion)

Average assets under management	371.5	367.3	365.1	1.1	1.8	366.8	376.2		(2.5)

Assets under management by currency (CHF billion)

USD	96.5	95.8	93.5	0.7	3.2	96.5	93.5		3.2

EUR	47.4	47.5	59.0	(0.2)	(19.7)	47.4	59.0		(19.7)

CHF	199.1	198.9	190.7	0.1	4.4	199.1	190.7		4.4

Other	28.6	26.7	22.0	7.1	30.0	28.6	22.0		30.0

Assets under management	371.6	368.9	365.2	0.7	1.8	371.6	365.2		1.8

Growth in assets under management (CHF billion)

Net new assets [2]	2.5	(0.5)	(6.7)	–	–	(9.0)	5.2		–

Other effects	0.2	8.9	6.7	–	–	15.4	(22.0)		–

of which market movements	4.0	10.5	3.5	–	–	26.2	(10.6)		–

of which currency	(3.8)	(0.6)	4.3			(5.7)	(3.3)

of which other	0.0	(1.0)	(1.1)			(5.1)	(8.1)	[3]

Growth in assets under management	2.7	8.4	0.0	–	–	6.4	(16.8)		–

Growth in assets under management (annualized) (%)

Net new assets	2.7	(0.6)	(7.3)	–	–	(2.5)	1.4		–

Other effects	0.2	9.9	7.3	–	–	4.3	(5.8)		–

Growth in assets under management (annualized)	2.9	9.3	0.0	–	–	1.8	(4.4)		–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(2.5)	(5.0)	1.4	–	–	–	–		–

Other effects	4.3	6.0	(5.8)	–	–	–	–		–

Growth in assets under management (rolling four-quarter average)	1.8	1.0	(4.4)	–	–	–	–		–

Principal investments (CHF billion)

Principal investments [4]	2.9	3.6	3.4	(19.4)	(14.7)	2.9	3.4		(14.7)

1 Excludes our portion of assets under management from our former investment in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee was earned. Periods prior to 3Q11 have not been restated. 4 Primarily private equity investments.

Investment Banking
In 4Q12, we reported income before taxes of CHF 298 million and net revenues of CHF 2,664 million.
Our repositioned fixed income business continued to deliver more balanced and consistent results with less volatility on materially lower risk-weighted asset levels. Fixed income sales and trading revenues were significantly higher compared to 4Q11, led by substantial increases in securitized products and higher results in corporate lending, global credit products and emerging markets. Revenues declined from a strong 3Q12, driven by seasonally lower results across most of our fixed income businesses, including securitized products and global credit products due to weaker volumes in the quarter.

Equity sales and trading revenues were higher relative to 4Q11, primarily driven by increases in derivatives and cash equities. Results were lower relative to 3Q12, as declines in fund-linked products and equities arbitrage trading more than offset higher revenues from cash equities, prime services and derivatives.

Underwriting and advisory results were higher compared to 4Q11, driven by strong debt underwriting revenues due to robust global high yield issuance volumes. M&A fees were also higher as increased global industry-wide completed M&A activity offset market share declines. Results were higher relative to 3Q12, driven by higher revenues from debt underwriting, particularly in leveraged finance, and M&A fees.

Compensation and benefits decreased by CHF 148 million, or 11%, compared to 4Q11, primarily driven by decreases in deferred compensation from prior-year awards. Compensation and benefits decreased by CHF 305 million, or 21%, from 3Q12, reflecting lower discretionary performance-related compensation expense and lower deferred compensation expense from prior-year awards. Total other operating expenses increased 5% compared to 4Q11 due mainly to higher litigation provisions, but decreased 2% relative to 3Q12, primarily driven by a decrease in litigation provisions.

Results

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Statements of operations (CHF million)

Net revenues	2,664	3,184	1,048	(16)	154	12,558	10,460	20

Provision for credit losses	2	6	23	(67)	(91)	(12)	76	–

Compensation and benefits	1,172	1,477	1,320	(21)	(11)	6,070	6,471	(6)

General and administrative expenses	941	993	868	(5)	8	3,551	3,388	5

Commission expenses	251	225	265	12	(5)	947	1,118	(15)

Total other operating expenses	1,192	1,218	1,133	(2)	5	4,498	4,506	0

Total operating expenses	2,364	2,695	2,453	(12)	(4)	10,568	10,977	(4)

Income/(loss) before taxes	298	483	(1,428)	(38)	–	2,002	(593)	–

Statement of operations metrics (%)

Cost/income ratio	88.7	84.6	234.1	–	–	84.2	104.9	–

Pre-tax income margin	11.2	15.2	(136.3)	–	–	15.9	(5.7)	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,757	18,570	19,289	(4)	(8)	18,729	18,882	(1)

Pre-tax return on average utilized economic capital (%) [1]	7.5	11.2	(28.9)	–	–	11.4	(2.6)	–

Number of employees (full-time equivalents)

Number of employees	19,800	20,100	20,700	(1)	(4)	19,800	20,700	(4)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY

Net revenue detail (CHF million)

Debt underwriting	508	403	223	26	128	1,617	1,404	15

Equity underwriting	167	173	110	(3)	52	552	713	(23)

Total underwriting	675	576	333	17	103	2,169	2,117	2

Advisory and other fees	307	288	176	7	74	1,042	856	22

Total underwriting and advisory	982	864	509	14	93	3,211	2,973	8

Fixed income sales and trading	887	1,427	(149)	(38)	–	5,349	3,341	60

Equity sales and trading	910	983	733	(7)	24	4,330	4,279	1

Total sales and trading	1,797	2,410	584	(25)	208	9,679	7,620	27

Other	(115)	(90)	(45)	28	156	(332)	(133)	150

Net revenues	2,664	3,184	1,048	(16)	154	12,558	10,460	20

Average one-day, 98% risk management Value-at-Risk (CHF million)

Interest rate & credit spread	44	46	74	(4)	(41)	53	74	(28)

Foreign exchange	9	8	14	13	(36)	15	13	15

Commodity	2	3	3	(33)	(33)	3	9	(67)

Equity	19	28	26	(32)	(27)	23	23	0

Diversification benefit	(31)	(40)	(41)	(23)	(24)	(39)	(39)	0

Average one-day, 98% risk management Value-at-Risk	43	45	76	(4)	(43)	55	80	(31)

Basel III risk-weighted assets (billion) [1]

Risk-weighted assets (CHF)	172	188	228	(9)	(25)	172	228	(25)

Risk-weighted assets (USD)	187	200	242	(6)	(23)	187	242	(23)

1 As of January 1, 2013, the Basel III framework was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and regulations thereunder. Our calculations of Basel III risk-weighted assets are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of the Basel III framework in Switzerland or any of our assumptions or estimates could result in different numbers from those shown in this report. We use estimated risk-weighted assets as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

2012 results overview
For 2012, income before taxes was CHF 2,002 million, compared to a loss of CHF 593 million in 2011. Net revenues were CHF 12,558 million, compared to CHF 10,460 million in 2011. We delivered strong results in 2012 despite challenging market conditions and subdued levels of client activity in many of our businesses. Relative to 2011, our net revenues in US dollars increased 15% against a 23% decrease in Basel III risk-weighted assets to USD 187 billion, highlighting our strong franchise momentum and successful execution of our refined strategy to increase operating and capital efficiency.

Fixed income sales and trading revenues, including securitized products and global credit products, significantly increased in 2012 due to improved business conditions and substantial inventory reductions, resulting in lower revenue volatility. Revenues from emerging markets were also higher. We incurred losses of CHF 589 million from businesses we are exiting in 2012 compared to losses of CHF 370 million in 2011. Equity sales and trading revenues were up modestly as stronger revenues in convertibles, derivatives and prime services were partially offset by declines in cash equities due to lower industry-wide volumes compared to 2011. Underwriting and advisory results were higher compared to 2011, due to strong debt underwriting revenues, particularly in leveraged finance, partially offset by lower equity underwriting revenues. Additionally, M&A fees increased as market share gains in completed M&A transactions more than offset lower industry-wide completed M&A activity.

Total operating expenses were CHF 10,568 million, down 4% from 2011. Compensation and benefits decreased by CHF 401 million, or 6%, from 2011, reflecting lower deferred compensation expense from prior-year awards, lower salaries due to reduced headcount and lower discretionary performance-related compensation expense. Total other operating expenses of CHF 4,498 million were flat compared to 2011 as reductions in commission expenses were offset by higher litigation provisions.

Results in 2012 were impacted by the strengthening of the average rate of the US dollar against the Swiss franc, compared to 2011, which favorably impacted revenues and adversely impacted expenses. In Swiss francs, net revenues increased 20% and total operating expenses declined 4%. In US dollars, net revenues increased 15% and total operating expenses declined 9% from 2011.

Results detail
As part of our normal planning process, we reviewed our key performance indicator targets.
> Refer to “Key performance indicators” in Core Results – Information and developments for further information.
The following provides a comparison of our 4Q12 results versus 4Q11 (YoY) and versus 3Q12 (QoQ).
Net revenues
Debt underwriting
YoY: Up 128% from CHF 223 million to CHF 508 million
The significant increase was primarily driven by higher revenues from leveraged finance, reflecting substantially higher industry-wide high yield issuance volumes compared to a year ago. We also had better investment grade results due to an increase in global investment grade issuance volumes, which more than offset lower market share.

QoQ: Up 26% from CHF 403 million to CHF 508 million
The increase was primarily due to higher revenues in leveraged finance, driven by higher industry-wide high yield issuance volumes, more than offsetting lower market share. Investment grade revenues declined, reflecting lower industry-wide issuance volumes following strong industry activity in 3Q12 and decreased market share.

Equity underwriting
YoY: Up 52% from CHF 110 million to CHF 167 million
The increase was driven by higher revenues from convertibles and initial public offerings (IPOs) due to higher global issuance volumes and increased market share in both products. Revenues from follow-on offerings also increased, reflecting higher levels of industry-wide follow-on issuance volumes, which more than offset the lower market share.

QoQ: Down 3% from CHF 173 million to CHF 167 million
The decrease was due to lower revenues in IPOs and lower follow-on offerings due to a decline in global industry-wide volumes and decreased market share.
Advisory and other fees
YoY: Up 74% from CHF 176 million to CHF 307 million
The increase was due to higher M&A fees as increased global industry-wide completed M&A activity more than offset lower completed M&A market share.
QoQ: Up 7% from CHF 288 million to CHF 307 million
The increase was due to higher M&A fees as increased global industry-wide completed M&A activity more than offset lower completed M&A market share. The increase was also offset by lower private placement fees, reflecting a large Private Investment in Public Equity transaction in the energy sector in 3Q12.

Fixed income sales and trading
YoY: From CHF (149) million to CHF 887 million
The increase was primarily driven by significantly improved results in securitized products, corporate lending and global credit products compared to weak performance in 4Q11 and higher revenues in emerging markets, driven by strong performance in Brazil, partially offset by lower results in Asia. In 4Q11, securitized products were significantly lower due to valuation reductions on client inventory, including commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS), CHF 149 million of losses on sales of client inventory as we reduced risk-weighted assets, subdued client flow and unfavorable market movements on related hedges. Global credit products performance was also impacted in 4Q11, reflecting mark-to-market losses on client inventory, predominantly on investment grade positions in Europe. Since the announcement of our refined strategy in November 2011, inventory levels across securitized products and global credit products have been reduced substantially, decreasing overall revenue volatility and resulting in a more balanced business portfolio. We incurred losses of CHF 130 million from businesses we are exiting this quarter compared to losses of CHF 282 million in 4Q11. Increases in revenues in 4Q12 were partly offset by lower results in global rates due to lower levels of client activity. At the end of the quarter, fixed income Basel III risk-weighted assets totaled USD 122 billion, a reduction of USD 54 billion, or 31% from a year ago, while revenues increased significantly.

QoQ: Down 38% from CHF 1,427 million to CHF 887 million
The decrease was primarily driven by seasonally lower revenues in securitized products and global credit products, reflecting lower client volumes, particularly in December, following a strong third quarter. We also had lower results in emerging markets, as strong performance in Brazil was offset by lower client activity in Asia, and in corporate lending, as 3Q12 included a benefit from a refinement of the loss given default valuation model of CHF 72 million. In addition, global rates revenues declined due to weakness in Europe and the US, and foreign exchange revenues decreased due to seasonally lower client activity. In the quarter, we incurred losses of CHF 130 million from businesses we are exiting compared to losses of CHF 60 million in 3Q12. Fixed income Basel III risk-weighted assets decreased USD 7 billion, or 5%, from 3Q12.

Equity sales and trading
YoY: Up 24% from CHF 733 million to CHF 910 million
The increase was driven by significantly improved results in derivatives as 4Q11 was impacted by reduced customer flow in Europe and Asia and losses on hedges related to maintaining our conservative risk position. In addition, cash equities revenues were higher given market share gains and higher volumes related to the looming fiscal cliff in the US as investors sought to lock in profits at lower tax rates. Prime services revenues were also higher, reflecting higher client balances partially offset by lower hedge fund activity and leverage levels.

QoQ: Down 7% from CHF 983 million to CHF 910 million
The decrease was primarily driven by lower results in fund-linked products and equities arbitrage trading due to more favorable trading conditions in 3Q12. The declines were partially offset by strong performance in cash equities, as modestly higher trading volumes in the US more than offset declines in Europe. Prime services revenues also increased, reflecting higher client balances partially offset by lower hedge fund activity and leverage levels. In addition, derivatives revenues also improved as industry volumes increased and as 3Q12 performance was relatively weak due to losses resulting from our conservative risk positioning in Asia.

Provision for credit losses
YoY: From CHF 23 million to CHF 2 million
The change reflected significantly lower provisions.
QoQ: From CHF 6 million to CHF 2 million
The change reflected higher provisions that were more than offset by higher releases and recoveries.
Operating expenses
Compensation and benefits
YoY: Down 11% from CHF 1,320 million to CHF 1,172 million
The decrease was primarily due to lower deferred compensation expense from prior-year awards and lower salaries and other employee benefits, reflecting the lower headcount.
QoQ: Down 21% from CHF 1,477 million to CHF 1,172 million
The decrease was primarily driven by lower discretionary performance-related compensation expense, reflecting lower results, and lower deferred compensation expense from prior-year awards.
General and administrative expenses
YoY: Up 8% from CHF 868 million to CHF 941 million
The increase was driven by higher litigation provisions, primarily concerning mortgage-related matters.
QoQ: Down 5% from CHF 993 million to CHF 941 million
The decrease was primarily driven by lower litigation provisions as 3Q12 included certain significant matters totaling CHF 136 million, primarily concerning mortgage-related matters.

Assets under management
We had net asset inflows of CHF 6.8 billion during 4Q12 and assets under management of CHF 1,250.8 billion as of the end of 4Q12.
Assets under management
Assets under management reflect the changes in reporting as discussed in “Core Results – Information and developments – Format of presentation and changes in reporting”.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients are reported in each applicable business and eliminated at the divisional level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

Assets under management of CHF 1,250.8 billion were stable compared to the end of 3Q12 reflecting positive market movements and net new assets, offset by adverse foreign exchange-related movements. Compared to the end of 4Q11, assets under management were CHF 65.6 billion higher, driven primarily by positive market movements and net new assets, partially offset by adverse foreign exchange-related movements.

> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

	end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Assets under management (CHF billion)

Wealth Management Clients	798.5	803.3	750.2	(0.6)	6.4

Corporate & Institutional Clients	223.8	220.3	203.0	1.6	10.2

Asset Management [1]	371.6	368.9	365.2	0.7	1.8

Assets managed across businesses [2]	(143.1)	(141.8)	(133.2)	0.9	7.4

Assets under management	1,250.8	1,250.7	1,185.2	0.0	5.5

of which discretionary assets	407.6	406.1	390.2	0.4	4.5

of which advisory assets	843.2	844.6	795.0	(0.2)	6.1

Client assets (CHF billion)

Wealth Management Clients	913.8	914.1	854.2	0.0	7.0

Corporate & Institutional Clients	323.1	322.5	305.2	0.2	5.9

Asset Management [1]	371.6	368.9	365.2	0.7	1.8

Assets managed across businesses [2]	(143.1)	(141.8)	(133.2)	0.9	7.4

Client assets	1,465.4	1,463.7	1,391.4	0.1	5.3

1 Excludes our portion of assets under management from our former investment in Aberdeen. 2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Private Banking & Wealth Management recorded net new assets of CHF 6.8 billion in 4Q12. Wealth Management Clients contributed net new assets of CHF 2.9 billion with inflows particularly from emerging markets and from its UHNWI client segment, partially offset by outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 1.1 billion. Asset Management reported net new assets of CHF 2.5 billion in 4Q12 with inflows in credit, index strategies and hedge funds products, partially offset by outflows from fixed income products.

Growth in assets under management

in	4Q12	3Q12	4Q11	2012	2011

Growth in assets under management (CHF billion)

Net new assets	6.8	5.3	4.5	10.8	46.6

of which Wealth Management Clients	2.9	5.1	4.9	19.0	37.4

of which Corporate & Institutional Clients	1.1	0.1	2.6	1.5	5.3

of which Asset Management [1]	2.5	(0.5)	(6.7)	(9.0)	5.2

of which assets managed across businesses [2]	0.3	0.6	3.7	(0.7)	(1.3)

Other effects	(6.7)	32.3	29.3	54.8	(66.7)

of which Wealth Management Clients	(7.7)	24.1	23.5	29.3	(50.3)

of which Corporate & Institutional Clients	2.4	6.4	5.2	19.3	1.8

of which Asset Management	0.2	8.9	6.7	15.4	(22.0)	[3]

of which assets managed across businesses [2]	(1.6)	(7.1)	(6.1)	(9.2)	3.8

Total growth in assets under management	0.1	37.6	33.8	65.6	(20.1)

of which Wealth Management Clients	(4.8)	29.2	28.4	48.3	(12.9)

of which Corporate & Institutional Clients	3.5	6.5	7.8	20.8	7.1

of which Asset Management	2.7	8.4	0.0	6.4	(16.8)

of which assets managed across businesses [2]	(1.3)	(6.5)	(2.4)	(9.9)	2.5

Growth in assets under management (annualized) (%)

Net new assets	2.2	1.7	1.6	0.9	3.9

of which Wealth Management Clients	1.4	2.6	2.7	2.5	4.9

of which Corporate & Institutional Clients	2.0	0.2	5.3	0.7	2.7

of which Asset Management	2.7	(0.6)	(7.3)	(2.5)	1.4

of which assets managed across businesses [2]	(0.8)	(1.8)	(11.3)	0.5	1.0

Other effects	(2.2)	10.7	10.1	4.6	(5.6)

of which Wealth Management Clients	(3.8)	12.5	13.0	3.9	(6.6)

of which Corporate & Institutional Clients	4.4	12.0	10.7	9.5	0.9

of which Asset Management	0.2	9.9	7.3	4.3	(5.8)

of which assets managed across businesses [2]	4.5	21.0	18.6	6.9	(2.8)

Total growth in assets under management	0.0	12.4	11.7	5.5	(1.7)

of which Wealth Management Clients	(2.4)	15.1	15.7	6.4	(1.7)

of which Corporate & Institutional Clients	6.4	12.2	16.0	10.2	3.6

of which Asset Management	2.9	9.3	0.0	1.8	(4.4)

of which assets managed across businesses [2]	3.7	19.2	7.3	7.4	(1.8)

Growth in net new assets (rolling four-quarter average) (%)

Wealth Management Clients	2.5	2.9	4.9	–	–

Corporate & Institutional Clients	0.7	1.5	2.7	–	–

Asset Management	(2.5)	(5.0)	1.4	–	–

Assets managed across businesses [2]	0.5	(2.1)	1.0	–	–

Growth in net new assets	0.9	0.7	3.9	0.0	0.0

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee was earned. Periods prior to 3Q11 have not been restated.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
During 4Q12, we continued to maintain a strong liquidity and funding position. Our proactive approach to capital management resulted in an increase in our Basel II.5 core tier 1 ratio to 15.6% as of the end of 4Q12 compared to 14.7% as of the end of 3Q12.

Liquidity and funding management
Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.

Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information on liquidity and funding management.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity buffer, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. The assets included in the liquidity buffer consist primarily of cash placed with central banks and high-quality sovereign bonds obtained through outright purchase or reverse repurchase transactions. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR which will be phased in beginning January 1, 2015 through January 1, 2019 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced by the BCBS and FINMA on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The BCBS has stated that it will continue to review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.

The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. The NSFR is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.

Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, in 2012 we began using the NSFR as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. We further strengthened our long-term funding profile to accelerate the increase of our NSFR by announcing in late 2012 our plan to reduce our balance sheet by the end of 2013 to below CHF 900 billion on a foreign exchange neutral basis. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 4Q12. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions.

In November 2012, the Swiss Federal Council adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making in Switzerland. Both quantitative and qualitative requirements are consistent with our existing agreement with FINMA on liquidity principles.

> Refer to “Debt issuances and redemptions” for further information on our liability management activities.
Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency and geography and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.

These assets include our buffer of CHF 127 billion as of the end of 4Q12, consisting of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. As a consequence of our efforts to reduce our balance sheet, we reduced the amount of short-term liabilities by 16% to CHF 112 billion. This allowed us to reduce an equivalent amount of liquid assets and decrease our buffer by 13% compared to the end of 3Q12 without a material impact on our liquidity risk.

Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 20% as of the end of 4Q12, down from 23% as of the end of 3Q12, reflecting stable loans and a slight decrease in core customer deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we aim to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 285 billion as of the end of 4Q12, a slight decrease compared to CHF 292 billion as of the end of 3Q12. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.

> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.
Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

In 4Q12, the Bank issued CHF 474 million of domestic covered bonds. Senior debt of CHF 64 million and domestic covered bonds of CHF 303 million matured in 4Q12. As of December 31, 2012, we had CHF 15.2 billion of domestic and international covered bonds outstanding.

The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of VIEs, was 25% as of the end of 4Q12, compared to 24% as of the end of 3Q12.
The weighted average maturity of long-term debt was 6.1 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.7 billion, CHF 2.4 billion and CHF 3.5 billion, respectively, as of the end of 4Q12, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.

As of the end of 4Q12, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Liquidity and funding management in the Credit Suisse Annual Report 2011 for further information.

Capital management
Capital management framework
Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives.
In January 2011, as required by FINMA, Credit Suisse implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes, with some additional requirements for large Swiss banks known as “Swiss Finish”, which was applicable until December 31, 2012. As of January 1, 2013, the Basel III framework was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2011 for further information on Credit Suisse’s capital management framework, regulatory capital and risk-weighted assets.

> Refer to “Regulatory capital developments and proposals” for further information on the Basel III framework.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into risk-weighted assets (RWA) that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty.

Capital structure – Basel II.5 "Swiss Finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet positions that determines the RWA.

Risk measurement models
Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an incremental risk charge and stressed Value-at-Risk (VaR). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

FINMA, in line with the Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 4Q12, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.

With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.

> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.
Regulatory capital and ratios – Group
Our tier 1 ratio was 19.5% as of the end of 4Q12 compared to 18.5% as of the end of 3Q12, reflecting stable tier 1 capital and lower RWA. Our core tier 1 ratio was 15.6% as of the end of 4Q12 compared to 14.7% as of the end of 3Q12, reflecting slightly higher core tier 1 capital and lower RWA. Our total capital ratio was 22.3% as of the end of 4Q12 compared to 21.2% as of the end of 3Q12.

Tier 1 capital was CHF 43.7 billion as of the end of 4Q12 compared to CHF 43.3 billion as of the end of 3Q12. The increase was driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax), the net effect of share-based compensation and a decrease in the capital deductions 50% from tier 1 and tier 2 relating to low-rated securitization tranches. The increase was partially offset by a negative foreign exchange translation impact and a dividend accrual in 4Q12. Tier 2 capital was CHF 6.4 billion as of the end of 4Q12 compared to CHF 6.3 billion as of the end of 3Q12. Total eligible capital was CHF 50.1 billion as of the end of 4Q12 compared to CHF 49.6 billion as of the end of 3Q12.

RWA decreased to CHF 224.3 billion as of the end of 4Q12, primarily driven by a decrease in credit risk and the beneficial impact from foreign exchange translation together with a decrease in non-counterparty risk.

The decrease in credit risk was driven by a reduction in Private Banking & Wealth Management credit risk resulting from enhancements to the processing of loss given default data and reduced credit exposures and by a net decrease in fund investments and a reduction in other asset balances within the Corporate Center, primarily related to the reversal of taxable gains on transfers of assets within the consolidated Group. The decrease in non-counterparty risk is driven by our real estate sales. Market risk decreased slightly, driven by the inclusion of risks not covered by our VaR model, partially offset by a corresponding reduction in the regulatory multipliers together with reduced exposures on both equities and fixed income. The marginal increase in operational risk was due to minor updates to loss parameters and maturity haircuts applied to insurance policies.

> Refer to the table “BIS statistics – Basel II.5” for further information.
> Refer to https://www.credit-suisse.com/investment_banking /financial_regulatory/en/subsidiaries_pillar_3.jsp for further information on capital ratios of certain significant subsidiaries.
BIS statistics – Basel II.5

	Group					Bank

end of	4Q12		3Q12	4Q11	% change QoQ	4Q12		3Q12	4Q11	% change QoQ

Eligible capital (CHF million)

Total shareholders' equity	35,632		35,682	33,674	0	34,901		34,729	29,403	0

Goodwill and intangible assets	(8,634)		(8,884)	(8,876)	(3)	(7,756)		(7,995)	(7,979)	(3)

Qualifying noncontrolling interests	3,227		3,236	3,365	0	4,204		4,297	4,476	(2)

Capital deductions 50% from tier 1	(1,462)		(1,799)	(2,274)	(19)	(1,413)		(1,753)	(2,242)	(19)

Other adjustments	6,137	[1]	6,125	67	0	1,077		1,088	552	(1)

Core tier 1 capital	34,900		34,360	25,956	2	31,013		30,366	24,210	2

Hybrid tier 1 instruments [2]	8,781	[3]	8,897	10,888	(1)	8,781	[3]	8,897	10,888	(1)

Tier 1 capital	43,681		43,257	36,844	1	39,794		39,263	35,098	1

Upper tier 2	352		277	1,841	27	377		287	1,925	31

Lower tier 2	7,499		7,831	12,243	(4)	9,128		9,437	13,609	(3)

Capital deductions 50% from tier 2	(1,462)		(1,799)	(2,274)	(19)	(1,413)		(1,753)	(2,242)	(19)

Tier 2 capital	6,389		6,309	11,810	1	8,092		7,971	13,292	2

Total eligible capital	50,070		49,566	48,654	1	47,886		47,234	48,390	1

Risk-weighted assets (CHF million)

Credit risk	143,679		151,126	157,237	(5)	134,760		141,763	148,378	(5)

Market risk	29,366		30,792	40,609	(5)	29,338		30,764	40,571	(5)

Non-counterparty risk	6,126		7,141	7,819	(14)	5,873		6,887	7,564	(15)

Operational risk	45,125		44,450	36,088	2	45,125		44,450	36,088	2

Risk-weighted assets	224,296		233,509	241,753	(4)	215,096		223,864	232,601	(4)

Capital ratios (%)

Core tier 1 ratio	15.6		14.7	10.7	–	14.4		13.6	10.4	–

Tier 1 ratio	19.5		18.5	15.2	–	18.5		17.5	15.1	–

Total capital ratio	22.3		21.2	20.1	–	22.3		21.1	20.8	–

1 Includes mandatory and contingent convertible securities net of fees and interest of CHF 3.6 billion, an adjustment of CHF 2.7 billion for the accounting treatment of pension plans and cumulative fair value adjustments of CHF (0.1) billion on own vanilla debt and structured notes, net of tax, and a dividend accrual. 2 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 33 million and CHF 1.6 billion, respectively, in 4Q12 (3Q12: CHF 34 million and CHF 1.7 billion, respectively; 4Q11: CHF 0.6 billion and CHF 3.2 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. 3 FINMA has advised that a maximum of 35% of tier 1 capital can be in the form of hybrid capital instruments, which will be phased out under Basel III. Hybrid tier 1 capital represented 19.5% and 21.3% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 4Q12.

Tier 1 capital movement – Basel II.5

	4Q12		3Q12	4Q11

Tier 1 capital (CHF million)

Balance at beginning of period	43,257		38,512	34,967

Net income	397		254	(637)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	261		960	(261)

Foreign exchange impact on tier 1 capital	(711)		(164)	652

Other	477	[1]	3,695	2,123

Balance at end of period	43,681		43,257	36,844

1 Reflects the issuance and redemption of tier 1 capital, the effect of share-based compensation, the change in regulatory deductions and a dividend accrual.

As of the end of 4Q12, we had CHF 3.2 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank. In addition, we had CHF 8.8 billion of hybrid tier 1 instruments, of which CHF 0.3 billion were innovative instruments. The hybrid tier 1 instruments currently include USD 1.7 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes that are expected to be exchanged for tier 1 Buffer Capital Notes (BCNs) on October 23, 2013, the first call date of the tier 1 capital notes. USD 1.7 billion tier 1 capital notes were exchanged for tier 1 BCNs in July 2012.

> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management in the Credit Suisse Annual Report 2011 for further information.

Risk-weighted assets by division – Basel II.5

end of	4Q12	3Q12	4Q11	% change QoQ	% change Ytd

Risk-weighted assets by division (CHF million)

Private Banking & Wealth Management	87,190	91,848	90,743	(5)	(4)

Investment Banking	124,378	126,444	138,694	(2)	(10)

Corporate Center	12,728	15,217	12,316	(16)	3

Risk-weighted assets	224,296	233,509	241,753	(4)	(7)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Leverage ratios – Basel II.5

	Group				Bank

end of	4Q12	3Q12	4Q11	% change QoQ	4Q12	3Q12	4Q11	% change QoQ

Tier 1 capital (CHF billion)

Tier 1 capital	43.7	43.3	36.8	1	39.8	39.3	35.1	1

Adjusted average assets (CHF billion) [1]

Average assets	973	1,068	1,038	(9)	957	1,052	1,024	(9)

Adjustments:
Assets from Swiss lending activities [2]	(150)	(148)	(145)	1	(128)	(126)	(123)	2

Cash and balances with central banks	(59)	(77)	(81)	(23)	(58)	(76)	(81)	(24)

Other	(13)	(11)	(15)	18	(12)	(10)	(14)	20

Adjusted average assets	751	832	797	(10)	759	840	806	(10)

Leverage ratio (%)

Leverage ratio	5.8	5.2	4.6	12	5.2	4.7	4.4	11

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Leverage ratios
For FINMA regulatory capital purposes, both the Group and the Bank must maintain a minimum leverage ratio of tier 1 capital to total adjusted average assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis by 2013.

The leverage ratios for the Group and Bank as of the end of 4Q12 were 5.8% and 5.2%, respectively, compared to 5.2% and 4.7% as of the end of 3Q12, calculated using Basel II.5 tier 1 capital. The increased leverage ratios compared to 3Q12 reflected 9% lower average assets, particularly in Investment Banking.

Capital

	end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Shareholders' equity (CHF million)

Common shares	53	53	49	0	8

Additional paid-in capital	23,636	23,273	21,796	2	8

Retained earnings	28,305	28,025	27,053	1	5

Treasury shares, at cost	(459)	(471)	(90)	(3)	410

Accumulated other comprehensive income/(loss)	(15,903)	(15,198)	(15,134)	5	5

Total shareholders' equity	35,632	35,682	33,674	0	6

Goodwill	(8,389)	(8,603)	(8,591)	(2)	(2)

Other intangible assets	(243)	(281)	(288)	(14)	(16)

Tangible shareholders' equity [1]	27,000	26,798	24,795	1	9

Shares outstanding (million)

Common shares issued	1,320.8	1,320.1	1,224.3	0	8

Treasury shares	(27.0)	(27.4)	(4.0)	(1)	–

Shares outstanding	1,293.8	1,292.7	1,220.3	0	6

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Book value per share (CHF)

Total book value per share	27.54	27.60	27.59	0	0

Goodwill per share	(6.48)	(6.66)	(7.04)	(3)	(8)

Other intangible assets per share	(0.19)	(0.21)	(0.23)	(10)	(17)

Tangible book value per share [1]	20.87	20.73	20.32	1	3

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Total shareholders’ equity
Our total shareholders’ equity was CHF 35.6 billion as of the end of 4Q12 compared to CHF 35.7 billion as of the end of 3Q12. Total shareholders’ equity was impacted by net income and the effect of share-based compensation. These increases were offset by the impact of foreign exchange-related movements on cumulative translation adjustments and dividend payments.

> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Regulatory capital developments and proposals
As of January 1, 2013, the Basel III framework was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and regulations thereunder. Basel III provides for higher minimum capital requirements, new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019 for the countries such as Switzerland that have adopted Basel III. Prior to its issuance, the proposed BCBS framework was endorsed by the Group of Twenty Finance Ministers and Central Bank Governors (G-20) in November 2010. Each G-20 nation will need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

Pursuant to the “Too Big to Fail legislation”, the Swiss Federal Council adopted the liquidity ordinance (Liquidity Ordinance) on November 30, 2012. The Liquidity Ordinance, which implements Basel III liquidity requirements into Swiss law, requires appropriate management and monitoring of liquidity risks. In particular, banks must carry out stress tests and prepare an emergency concept for liquidity shortages. The requirements apply to all banks, but are tiered according to the type, complexity and degree of risk of a bank’s activities. The Liquidity Ordinance entered into force on January 1, 2013. It contains supplementary requirements for systemically relevant banks, including us, which are generally consistent with our existing June 2010 agreement with FINMA on the holding of liquidity. The supplementary requirements for systemically relevant banks are expected to be approved by the Federal Parliament during 2013. It is expected the Liquidity Ordinance will be amended in 2014 to include final Basel III LCR rules and any related FINMA-specific requirements.

Credit Suisse believes that it can meet the new requirements within the prescribed time frames.
> Refer to “Credit Suisse Financial Report 1Q12”, “Credit Suisse Financial Report 2Q12” and “Credit Suisse Financial Report 3Q12”, for further information on regulatory capital developments and proposals throughout 2012.

> Refer to “Regulatory capital developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2011 for further information, including BCBS Basel III phase-in/phase-out arrangements.

July 2012 capital measures
On July 18, 2012, we announced a number of measures designed to accelerate the strengthening of our capital position in light of the current regulatory and market environment, including the implementation of the Basel III framework and the Swiss “Too Big to Fail” legislation.

We have reached a Look-through Swiss Core Capital ratio of 9.1% as of the end of 4Q12 by adding CHF 11.5 billion of Swiss Core Capital and by decreasing our Basel III RWA by CHF 20 billion over the last two quarters. We expect to add CHF 0.8 billion of capital in the near term through the completion of the remaining capital measures announced in July 2012, primarily related to strategic divestments and other measures, which would result in a pro forma Look-through Swiss Core Capital ratio of 9.4%. In particular, in line with our strategy toward a more liquid alternatives business in Asset Management and given the remaining uncertainty regarding the implementation of the “Volcker Rule”, we intend to sell private equity businesses and investments and, as announced in January 2013, our ETF business, the sale of which is expected to close by the end of 2Q13.

Ratios based on new capital frameworks
As of January 1, 2013, the Basel III framework was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of the Basel III framework in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our ratio calculations use estimated RWA as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

Basel III common equity tier 1 (CET1) ratio
We have updated our Basel III CET1 ratio to reflect recent developments. Our Basel III RWA as of the end of 4Q12 were CHF 293 billion, which reflect current foreign exchange rates.
Our Basel III CET1 ratio as of the end of 4Q12 was 14.2%, up from 13.6% in our 3Q12 simulation for 2012, due to higher CET1 capital, reflecting updates to regulatory adjustments, and lower RWA. The following presentation is consistent with the phase-in/phase-out requirements of Basel III.

Basel III CET1 ratio

end of	4Q12

Capital development (CHF billion)

Total shareholders' equity	35.6

Mandatory and contingent convertible securities [1]	3.6

Regulatory adjustments [2]	2.4

CET1 capital	41.6

Risk-weighted assets development (CHF billion)

Risk-weighted assets (Basel II.5)	224

Estimated Basel III changes	60

Subtotal (Look-through risk-weighted assets)	284

Transitional adjustments [3]	9

Risk-weighted assets (Basel III)	293

Capital ratio (%)

CET1 ratio	14.2

Rounding differences may occur.
1 Consists of CHF 3.8 billion of mandatory and contingent convertible securities, net of fees and interest, which are mandatorily convertible into 233.5 million shares in March 2013. 2 Includes an adjustment of CHF 2.7 billion for the accounting treatment of pension plans, pursuant to phase-out requirements, and other regulatory adjustments. 3 Represents Basel III adjustments pursuant to phase-out requirements.

Look-through Basel III CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other Basel III capital deductions (e.g., deferred tax assets and participations in financial institutions). Assuming a fully phased-in CHF 8.6 billion of goodwill and CHF 7.7 billion of other regulatory adjustments, we estimate that our CET1 ratio as of December 31, 2012 would be 8.1%, calculated based on Look-through Basel III RWA of CHF 284 billion.

Swiss Core and Total Capital ratios
Swiss Core Capital consists of the Basel III CET1 capital and existing tier 1 participation securities. Swiss Total Capital also includes high and low-trigger contingent capital, including our BCNs. As of the end of 4Q12, our Swiss Core Capital and Swiss Total Capital ratios were 15.0% and 16.4%, respectively, compared to 6.0% and 8.2%, respectively, required of us by FINMA.

Swiss Core and Total Capital ratios

end of	4Q12

Capital development (CHF billion)

CET1 capital	41.6

Swiss regulatory adjustments [1]	2.5

Swiss Core Capital	44.1

High-trigger Buffer Capital Notes	4.1

Swiss Total Capital	48.2

Risk-weighted assets (CHF billion)

Risk-weighted assets (Basel III)	293

Swiss regulatory adjustments [2]	1

Swiss risk-weighted assets (Basel III)	294

Capital ratios (%)

Swiss Core Capital	15.0

Swiss Total Capital	16.4

Rounding differences may occur.
1 Consists of existing tier 1 participation securities of CHF 2.5 billion and other Swiss regulatory adjustments. 2 Reflects increased regulatory thresholds resulting from additional Swiss Core Capital.

Look-through Swiss Core and Total Capital ratio
The Look-through Swiss Core Capital assumes fully phased-in goodwill and intangible assets and other regulatory adjustments. We have calculated the pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.8 billion of capital measures announced in July 2012. As of the end of 4Q12, our pro forma Look-through Swiss Core Capital ratio was 9.4%, compared to the 10.0% that will be required by FINMA by year-end 2018.

Leverage ratio
Effective January 1, 2013, the Group will have to comply with an additional leverage ratio applicable to Swiss systemically relevant banks (FINMA Basel III Leverage Ratio). The ratio has to be at least 24% of the percentage points of each of the Swiss Core Capital, high and low-trigger contingent capital requirements. Since the ratio is defined by reference to capital requirements subject to transitional arrangements, the new leverage ratio will be phased in from 2013 to 2018. The ratio is calculated as Swiss Core Capital plus high and low-trigger contingent capital divided by total exposure. Total exposure consists of balance sheet assets plus exposure add-ons including cash collateral netting reversals and off-balance sheet derivative exposures, guarantees and commitments.

As of the end of 4Q12, our total exposure for FINMA Basel III Leverage Ratio purposes was CHF 1,276 billion. By the end of 2013, we are targeting a reduction in our total exposure to under CHF 1,170 billion.

Risk management
In 4Q12, overall position risk increased 3%, utilized economic capital increased 1%, average risk management VaR in US dollars decreased 12% and gross impaired loans were stable at CHF 1.7 billion.
Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 4Q12, there were no changes to the economic capital methodology.

> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on economic capital and position risk.

Position risk
	end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,749	1,643	2,881	67	(5)

Equity trading & investments	1,819	2,174	2,137	(16)	(15)

Private banking corporate & retail lending	2,382	2,286	2,182	4	9

International lending & counterparty exposures	4,281	4,187	4,009	2	7

Emerging markets country event risk	1,041	1,322	860	(21)	21

Real estate & structured assets [2]	1,985	2,227	2,157	(11)	(8)

Simple sum across risk categories	14,257	13,839	14,226	3	0

Diversification benefit [3]	(2,880)	(2,831)	(2,689)	2	7

Position risk (99% confidence level for risk management purposes)	11,377	11,008	11,537	3	(1)

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes as of the end of 4Q12 increased 3% compared to the end of 3Q12. Excluding the US dollar translation impact, position risk increased 6%, mainly due to higher credit spread and interest rate exposures in fixed income trading, reduced hedges and new loans in Investment Banking in international lending & counterparty exposures and increased risk in loans collateralized by securities in private banking corporate & retail lending. These increases were partially offset by lower cash equities and partial sales of illiquid hedge funds in equity trading & investments, lower exposures in Asia in emerging markets country event risk and lower RMBS and CMBS exposures due to sales and increased CMBS hedges in real estate & structured assets.

Compared to the end of 4Q11, position risk for risk management purposes decreased 1%. Excluding the US dollar translation impact, position risk increased 1%, mainly due to reduced hedges and new loans in Investment Banking in international lending & counterparty exposures, higher emerging markets country event risk primarily due to increased exposures in Asia and Eastern Europe and increased risk in loans collateralized by securities and commercial loans in private banking corporate & retail lending. These increases were partially offset by sales of private equity and illiquid hedge fund exposures in equity trading & investments and lower CMBS and RMBS exposures in real estate & structured assets.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital
	in / end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	43,681	43,257	36,844	1	19

Economic adjustments [1]	2,117	2,259	2,417	(6)	(12)

Economic capital resources	45,798	45,516	39,261	1	17

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,088	19,703	20,591	2	(2)

Operational risk	3,924	3,881	3,754	1	5

Other risks [2]	6,184	6,332	8,302	(2)	(26)

Utilized economic capital	30,196	29,916	32,647	1	(8)

Utilized economic capital by segment (CHF million)

Private Banking & Wealth Management	9,818	10,006	10,254	(2)	(4)

Investment Banking	17,998	17,515	19,789	3	(9)

Corporate Center [3]	2,397	2,424	2,625	(1)	(9)

Utilized economic capital - Credit Suisse [4]	30,196	29,916	32,647	1	(8)

Average utilized economic capital by segment (CHF million)

Private Banking & Wealth Management	9,912	10,110	10,060	(2)	(1)

Investment Banking	17,757	18,570	19,289	(4)	(8)

Corporate Center [3]	2,410	2,505	2,620	(4)	(8)

Average utilized economic capital - Credit Suisse [5]	30,056	31,161	31,949	(4)	(6)

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 Includes primarily securitization adjustments, unrealized gains on owned real estate and anticipated cash dividends. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under the Basel framework. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits and an estimate for the impacts of certain methodology changes planned for 2013. 3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 17 million, CHF 29 million and CHF 21 million as of the end of 4Q12, 3Q12 and 4Q11, respectively. 5 Includes a diversification benefit of CHF 23 million, CHF 24 million and CHF 20 million as of the end of 4Q12, 3Q12 and 4Q11, respectively.

Utilized economic capital trends
In 4Q12, our utilized economic capital increased 1%. Excluding the US dollar translation impact, utilized economic capital increased 3%, mainly due to higher position risk primarily in Investment Banking.

For Private Banking & Wealth Management, utilized economic capital decreased 2%, mainly due to lower owned real estate risk in other risks and decreased position risk in equity trading & investments, partially offset by higher position risk in private banking corporate & retail lending.

For Investment Banking, utilized economic capital increased 3%. Excluding the US dollar translation impact, utilized economic capital increased 5%, largely due to increased position risk in fixed income trading and international lending & counterparty exposures, partially offset by decreased position risk in emerging markets country event risk and in risk from real estate & structured assets.

For Corporate Center, utilized economic capital decreased 1%, mainly due to decreased position risk in equity trading & investments.
Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 4Q12, there were no material changes to the VaR methodology.

For regulatory capital purposes, we operate under the Basel II.5 market risk framework which includes an incremental risk charge and stressed VaR.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information.
In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

4Q12 (CHF million)

Average	47	9	2	20	(35)		43	44

Minimum	36	4	1	15	–	[1]	34	34

Maximum	63	16	5	32	–	[1]	56	53

End of period	44	12	2	17	(35)		40	52

3Q12 (CHF million)

Average	52	9	2	25	(38)		50	54

Minimum	41	3	1	17	–	[1]	40	43

Maximum	66	17	4	32	–	[1]	65	66

End of period	41	6	4	27	(38)		40	43

4Q11 (CHF million)

Average	75	14	3	23	(38)		77	71

Minimum	59	7	2	18	–	[1]	60	49

Maximum	99	24	5	28	–	[1]	107	89

End of period	73	12	4	25	(40)		74	79

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

4Q12 (USD million)

Average	50	9	3	22	(38)		46	47

Minimum	38	5	1	16	–	[1]	36	37

Maximum	68	17	5	35	–	[1]	59	57

End of period	49	13	2	18	(38)		44	57

3Q12 (USD million)

Average	54	9	2	25	(38)		52	56

Minimum	44	3	1	18	–	[1]	43	44

Maximum	67	17	4	33	–	[1]	67	69

End of period	44	6	4	29	(40)		43	46

4Q11 (USD million)

Average	82	15	3	25	(41)		84	78

Minimum	64	8	2	20	–	[1]	65	55

Maximum	107	26	5	32	–	[1]	116	97

End of period	77	13	4	27	(42)		79	84

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 12% to USD 46 million from 3Q12. The decrease reflected lower risk in Investment Banking due to lower market volatility and reduced RMBS and equity exposures. Compared to 4Q11, average risk management VaR decreased 45%, primarily reflecting lower risk in Investment Banking due to lower market volatility and reduced interest rate, credit spread and equity exposures.

Period-end risk management VaR increased slightly to USD 44 million from 3Q12. Compared to 4Q11, period-end risk management VaR decreased 44%, mainly reflecting lower market volatility and reduced interest rate, credit spread and equity exposures.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 4Q12.

For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.

> Refer to “Capital management” in Treasury management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 4Q12 with those for 3Q12 and 4Q11. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 4Q12, we had two trading loss days compared to no trading loss days in 3Q12.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 9.4 million as of the end of 4Q12, compared to a valuation increase of CHF 9.0 million as of the end of 3Q12.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance.

> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on credit risk.
> Refer to “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.

The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.

– Risk mitigation includes credit default swaps (CDS), all of which are fully margined, and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.

– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through over-the-counter (OTC) contracts (e.g., CDS purchased and/or sold and total return swaps).

Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

In 4Q12, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s increased the rating for Greece by six notches to B–, after a temporary downgrade to SD (selective default) from CCC at the beginning of December, and lowered the rating for Spain by two notches to BBB–. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure

end of 4Q12		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net

Greece (EUR billion)

Sovereigns	0.2	0.0	0.2		0.0	0.0		0.0		0.2	0.0

Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0

Corporates & other	0.5	0.0	0.5		0.0	0.0		0.0		0.5	0.0

Total	0.8	0.0	0.8		0.0	0.0		0.0		0.8	0.0

Ireland (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0		0.0		0.1	0.0

Financial institutions	0.7	0.0	0.6		0.1	0.0		0.0		0.7	0.1

Corporates & other	1.5	0.0	0.5		1.0	0.1		0.0		1.6	1.1

Total	2.3	0.1	1.1		1.1	0.1		0.0		2.4	1.2

Italy (EUR billion)

Sovereigns	3.9	2.9	0.4		0.6	0.0		0.0		3.9	0.6

Financial institutions	2.2	0.0	1.5		0.7	0.4		0.3		2.6	1.1

Corporates & other	2.3	0.2	1.3		0.8	0.3		0.1		2.6	1.1

Total	8.4	3.1	3.2		2.1	0.7		0.4		9.1	2.8

Portugal (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0		(0.1)		0.1	0.0

Financial institutions	0.2	0.0	0.2		0.0	0.1		(0.2)		0.3	0.1

Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1

Total	0.4	0.1	0.3		0.0	0.2		(0.3)		0.6	0.2

Spain (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.0		0.0		0.0	0.0

Financial institutions	1.4	0.0	1.2		0.2	0.5		0.1		1.9	0.7

Corporates & other	1.9	0.2	0.8		0.9	0.2		(0.1)		2.1	1.1

Total	3.3	0.2	2.0		1.1	0.7		0.0		4.0	1.8

Total (EUR billion)

Sovereigns	4.3	3.1	0.6		0.6	0.0		(0.1)		4.3	0.6

Financial institutions	4.6	0.0	3.6		1.0	1.0		0.2		5.6	2.0

Corporates & other	6.3	0.4	3.2		2.7	0.7		0.0		7.0	3.4

Total	15.2	3.5	7.4		4.3	1.7		0.1		16.9	6.0

1 Includes other hedges (derivative instruments), guarantees, insurance and collateral. 2 Represents long inventory positions netted at issuer level. 3 Substantially all of which results from CDS; represents long positions net of short positions.

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of the end of 4Q12 was EUR 4.3 billion, up from EUR 4.2 billion as of the end of 3Q12. Our net exposure to these sovereigns was EUR 0.6 billion, down from EUR 0.8 billion as of the end of 3Q12. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 4Q12 included net exposure to financial institutions of EUR 2.0 billion and to corporates and other counterparties of EUR 3.4 billion, compared to EUR 2.1 billion and EUR 2.6 billion, respectively, as of the end of 3Q12. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries; otherwise such credit risk is reflected in the gross and net exposure to each relevant country.

Credit risk overview
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking & Wealth Management.

Credit risk
	end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Balance sheet (CHF million)

Gross loans	243,204	243,417	234,357	0	4

Loans held-for-sale	19,894	20,141	20,457	(1)	(3)

Traded loans	4,282	3,945	3,581	9	20

Derivative instruments [1]	37,138	45,618	56,254	(19)	(34)

Total balance sheet	304,518	313,121	314,649	(3)	(3)

Off-balance sheet (CHF million)

Loan commitments [2]	237,110	234,125	220,560	1	8

Credit guarantees and similar instruments	12,833	13,562	7,348	(5)	75

Irrevocable commitments under documentary credits	6,258	5,244	5,687	19	10

Total off-balance sheet	256,201	252,931	233,595	1	10

Total credit risk	560,719	566,052	548,244	(1)	2

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 140 billion, CHF 139 billion and CHF 138 billion of unused credit limits as of the end of 4Q12, 3Q12 and 4Q11, respectively, which were revocable at our sole discretion upon notice to the client.

Loan exposure
Compared to the end of 3Q12, gross loans were stable at CHF 243.2 billion. In Private Banking & Wealth Management, gross loans were CHF 208.5 billion, up CHF 2.5 billion from 3Q12, primarily reflecting increases in loans collateralized by securities and commercial and industrial loans, partially offset by the US dollar translation impact. Gross loans in Investment Banking decreased CHF 2.7 billion to CHF 34.7 billion, mainly due to a decrease in loans to financial institutions and the US dollar translation impact.

Gross impaired loans were stable at CHF 1.7 billion compared to the end of 3Q12, as increases in potential problem loans, principally in Private Banking & Wealth Management, were offset mainly by lower non-performing loans. A portion of the impaired loans is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net provision for credit losses of CHF 70 million in 4Q12, compared to a net provision of CHF 41 million in 3Q12, with a net provision of CHF 68 million in Private Banking & Wealth Management and a net provision of CHF 2 million in Investment Banking.

> Refer to “Private Banking & Wealth Management” and “Investment Banking” in I – Credit Suisse results for further information.
Compared to the end of 4Q11, gross loans increased 4%. An increase in Private Banking & Wealth Management of 6% was primarily due to higher commercial and industrial loans, an increase in residential mortgages and higher loans to the real estate sector, partially offset by the US dollar translation impact. In Investment Banking, a decrease of 7% was mainly related to lower commercial and industrial loans, decreased loans to financial institutions and the US dollar translation impact. Gross impaired loans were stable, as increases in non-performing loans in Investment Banking and higher non-interest-earning loans in Private Banking & Wealth Management were substantially offset by lower potential problem loans across the Group.

Loans
	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]

end of	4Q12		3Q12		4Q11		4Q12	3Q12	4Q11	4Q12	3Q12	4Q11

Loans (CHF million)

Mortgages	91,872		92,106		88,255		0	0	0	91,872	92,106	88,255

Loans collateralized by securities	27,363		26,141		26,461		0	0	0	27,363	26,141	26,461

Consumer finance	6,290		7,185		6,031		611	682	664	6,901	7,867	6,695

Consumer	125,525		125,432		120,747		611	682	664	126,136	126,114	121,411

Real estate	25,253		24,611		23,287		1,472	1,676	1,898	26,725	26,287	25,185

Commercial and industrial loans	48,860		47,698		44,620		13,829	14,271	15,367	62,709	61,989	59,998

Financial institutions	7,616		7,055		7,085		17,289	18,975	18,288	24,905	26,030	25,373

Governments and public institutions	1,272		1,267		1,278		1,457	1,730	1,112	2,729	2,997	2,390

Corporate & institutional	83,001	[2]	80,631	[2]	76,270	[2]	34,047	36,652	36,665	117,068	117,303	112,946

Gross loans	208,526		206,063		197,017		34,658	37,334	37,329	243,204	243,417	234,357

of which held at fair value	257		599		402		19,743	20,639	20,292	20,000	21,238	20,694

Net (unearned income) / deferred expenses	(39)		(44)		(6)		(20)	(20)	(28)	(59)	(64)	(34)

Allowance for loan losses [3]	(785)		(761)		(743)		(137)	(136)	(167)	(922)	(897)	(910)

Net loans	207,702		205,258		196,268		34,501	37,178	37,134	242,223	242,456	233,413

Impaired loans (CHF million)

Non-performing loans	604		679		602		255	261	156	859	940	758

Non-interest-earning loans	309		316		230		4	5	32	313	321	262

Total non-performing and non-interest-earning loans	913		995		832		259	266	188	1,172	1,261	1,020

Restructured loans	0		0		5		30	34	13	30	34	18

Potential problem loans	513		429		603		14	5	77	527	434	680

Total other impaired loans	513		429		608		44	39	90	557	468	698

Gross impaired loans [3]	1,426		1,424		1,440		303	305	278	1,729	1,729	1,718

of which loans with a specific allowance	1,307		1,116		1,286		204	234	261	1,511	1,350	1,547

of which loans without a specific allowance	119		308		154		99	71	17	218	379	171

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	761		776		699		136	152	184	897	928	883

Change in scope of consolidation	0		0		0		0	(18)	0	0	(18)	0

Net movements recognized in statements of operations	67		28		77		17	(4)	19	84	24	96

Gross write-offs	(59)		(48)		(51)		(6)	(1)	(42)	(65)	(49)	(93)

Recoveries	6		5		7		1	1	2	7	6	9

Net write-offs	(53)		(43)		(44)		(5)	0	(40)	(58)	(43)	(84)

Provisions for interest	3		2		4		6	6	4	9	8	8

Foreign currency translation impact and other adjustments, net	7		(2)		7		(17)	0	0	(10)	(2)	7

Balance at end of period [3]	785		761		743		137	136	167	922	897	910

of which individually evaluated for impairment	598		560		544		98	128	106	696	688	650

of which collectively evaluated for impairment	187		201		199		39	8	61	226	209	260

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.5		0.4		1.7	1.6	1.1	0.5	0.6	0.5

Gross impaired loans / Gross loans [4]	0.7		0.7		0.7		2.0	1.8	1.6	0.8	0.8	0.8

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	86.0		76.5		89.3		52.9	51.1	88.8	78.7	71.1	89.2

Allowance for loan losses / Gross impaired loans [3]	55.0		53.4		51.6		45.2	44.6	60.1	53.3	51.9	53.0

1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking. 2 Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 64,536 million, CHF 63,803 million and CHF 62,036 million as of the end of 4Q12, 3Q12 and 4Q11, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Balance sheet and off-balance sheet
Total assets were CHF 924.2 billion, total liabilities were CHF 881.8 billion and total equity was CHF 42.4 billion. Both total assets and total liabilities were down 10% for the quarter, driven in both cases by a decrease from operating activities and the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of			% change

	4Q12	3Q12	4Q11	QoQ	YoY

Assets (CHF million)

Cash and due from banks	61,763	86,977	110,573	(29)	(44)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,455	204,260	236,963	(10)	(23)

Trading assets	256,399	288,583	279,553	(11)	(8)

Net loans	242,223	242,456	233,413	0	4

Brokerage receivables	45,768	54,630	43,446	(16)	5

All other assets	134,579	146,386	145,217	(8)	(7)

Total assets	924,187	1,023,292	1,049,165	(10)	(12)

Liabilities and equity (CHF million)

Due to banks	31,014	40,696	40,147	(24)	(23)

Customer deposits	308,312	319,832	313,401	(4)	(2)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	168,924	176,559	(21)	(25)

Trading liabilities	90,816	113,933	127,760	(20)	(29)

Long-term debt	148,134	149,719	162,655	(1)	(9)

Brokerage payables	64,676	68,512	68,034	(6)	(5)

All other liabilities	106,096	118,843	119,524	(11)	(11)

Total liabilities	881,769	980,459	1,008,080	(10)	(13)

Total shareholders' equity	35,632	35,682	33,674	0	6

Noncontrolling interests	6,786	7,151	7,411	(5)	(8)

Total equity	42,418	42,833	41,085	(1)	3

Total liabilities and equity	924,187	1,023,292	1,049,165	(10)	(12)

Balance sheet
Total assets were CHF 924.2 billion as of the end of 4Q12, down CHF 99.1 billion, or 10%, from the end of 3Q12, reflecting measures taken in connection with our balance sheet reduction initiative announced in October 2012 and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 76.9 billion.

Compared to the end of 3Q12, trading assets decreased CHF 32.2 billion, or 11%, mainly driven by decreases in debt securities and derivative instruments. Cash and due from banks decreased CHF 25.2 billion, or 29%, driven by decreases in central bank holdings. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 20.8 billion, or 10%, primarily due to a decrease in reverse repurchase transactions. Brokerage receivables decreased CHF 8.9 billion, or 16%, mainly reflecting a decrease in open trades. Net loans were stable at CHF 242.2 billion, reflecting increases in loans collateralized by securities and commercial and industrial loans in Private Banking & Wealth Management, offset by a decrease in loans to financial institutions in Investment Banking and the foreign exchange translation impact. All other assets decreased CHF 11.8 billion, or 8%, including decreases of CHF 6.5 billion in other assets, CHF 2.3 billion in securities received as collateral, CHF 1.1 billion in premises and equipment and CHF 1.1 billion in other investments.

Total liabilities were CHF 881.8 billion as of the end of 4Q12, down CHF 98.7 billion, or 10%, from the end of 3Q12, driven by a decrease from operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 78.3 billion.

Compared to the end of 3Q12, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 36.2 billion, or 21%, mainly reflecting decreases in repurchase agreements. Trading liabilities decreased CHF 23.1 billion, or 20%, primarily due to decreases in derivative instruments and short trading positions. Customer deposits decreased CHF 11.5 billion, or 4%, mainly driven by a decrease in certificates of deposits and a decrease in the customer deposit base. Due to banks decreased CHF 9.7 billion, or 24%, primarily driven by decreases in demand and time deposits from commercial banks. Brokerage payables decreased CHF 3.8 billion, or 6%, mainly reflecting a decrease in margin lending. Long-term debt was stable at CHF 148.1 billion, as the maturing of senior debt and the foreign exchange translation impact were offset by issuances of senior debt. All other liabilities decreased CHF 12.7 billion, or 11%, including decreases of CHF 8.9 billion in short-term borrowings, CHF 2.3 billion in obligations to return securities received as collateral and CHF 1.5 billion in other liabilities.

> Refer to “Funding sources and uses” and “Capital management” in Treasury management for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 and “Note 24 – Guarantees and commitments” and “Note 28 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	4Q12	3Q12	4Q11	2012	2011

Consolidated statements of operations (CHF million)

Interest and dividend income	4,843	4,923	5,093	22,105	23,002

Interest expense	(2,903)	(3,211)	(3,436)	(14,955)	(16,569)

Net interest income	1,940	1,712	1,657	7,150	6,433

Commissions and fees	3,547	3,224	2,757	13,073	12,952

Trading revenues	(147)	(3)	(27)	1,195	5,020

Other revenues	460	911	101	2,548	1,820

Net revenues	5,800	5,844	4,488	23,966	26,225

Provision for credit losses	70	41	97	170	187

Compensation and benefits	2,720	3,094	3,021	12,530	13,213

General and administrative expenses	1,895	1,862	1,879	7,083	7,372

Commission expenses	456	427	480	1,775	1,992

Total other operating expenses	2,351	2,289	2,359	8,858	9,364

Total operating expenses	5,071	5,383	5,380	21,388	22,577

Income/(loss) before taxes	659	420	(989)	2,408	3,461

Income tax expense/(benefit)	193	101	(397)	589	671

Net income/(loss)	466	319	(592)	1,819	2,790

Net income attributable to noncontrolling interests	69	65	45	336	837

Net income/(loss) attributable to shareholders	397	254	(637)	1,483	1,953

Earnings per share (CHF)

Basic earnings/(loss) per share	0.17	0.16	(0.62)	0.91	1.37

Diluted earnings/(loss) per share	0.17	0.16	(0.62)	0.90	1.36

Consolidated statements of comprehensive income (unaudited)
in	4Q12	3Q12	4Q11	2012	2011

Comprehensive income (CHF million)

Net income/(loss)	466	319	(592)	1,819	2,790

Gains/(losses) on cash flow hedges	12	15	(6)	37	(33)

Foreign currency translation	(886)	(226)	909	(1,114)	(263)

Unrealized gains/(losses) on securities	(5)	(147)	(8)	(15)	(18)

Actuarial gains/(losses)	(232)	63	(699)	(50)	(615)

Net prior service cost	300	(16)	385	248	395

Other comprehensive income/(loss), net of tax	(811)	(311)	581	(894)	(534)

Comprehensive income/(loss)	(345)	8	(11)	925	2,256

Comprehensive income/(loss) attributable to noncontrolling interests	(37)	40	268	211	882

Comprehensive income/(loss) attributable to shareholders	(308)	(32)	(279)	714	1,374

Consolidated balance sheets (unaudited)
end of	4Q12	3Q12	4Q11

Assets (CHF million)

Cash and due from banks	61,763	86,977	110,573

of which reported at fair value	569	475	–

of which reported from consolidated VIEs	1,750	1,116	1,396

Interest-bearing deposits with banks	1,945	2,265	2,272

of which reported at fair value	627	635	405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,455	204,260	236,963

of which reported at fair value	113,664	126,721	158,673

of which reported from consolidated VIEs	117	0	19

Securities received as collateral, at fair value	30,045	32,338	30,191

of which encumbered	17,767	20,598	20,447

Trading assets, at fair value	256,399	288,583	279,553

of which encumbered	70,948	87,338	73,749

of which reported from consolidated VIEs	4,697	5,114	6,399

Investment securities	3,498	3,734	5,160

of which reported at fair value	3,498	3,732	5,158

of which reported from consolidated VIEs	23	28	41

Other investments	12,022	13,111	13,226

of which reported at fair value	8,994	10,062	9,751

of which reported from consolidated VIEs	2,289	2,314	2,346

Net loans	242,223	242,456	233,413

of which reported at fair value	20,000	21,238	20,694

of which encumbered	535	588	471

of which reported from consolidated VIEs	6,053	7,022	5,940

allowance for loan losses	(922)	(897)	(910)

Premises and equipment	5,618	6,724	7,193

of which reported from consolidated VIEs	581	600	646

Goodwill	8,389	8,603	8,591

Other intangible assets	243	281	288

of which reported at fair value	43	65	70

Brokerage receivables	45,768	54,630	43,446

Other assets	72,819	79,330	78,296

of which reported at fair value	37,275	37,469	35,765

of which encumbered	1,495	1,723	2,255

of which reported from consolidated VIEs	14,536	14,837	13,002

Total assets	924,187	1,023,292	1,049,165

Consolidated balance sheets (unaudited) (continued)
end of	4Q12	3Q12	4Q11

Liabilities and equity (CHF million)

Due to banks	31,014	40,696	40,147

of which reported at fair value	3,413	3,060	2,721

Customer deposits	308,312	319,832	313,401

of which reported at fair value	4,643	4,521	4,599

of which reported from consolidated VIEs	247	138	221

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	168,924	176,559

of which reported at fair value	108,784	132,791	136,483

Obligation to return securities received as collateral, at fair value	30,045	32,338	30,191

Trading liabilities, at fair value	90,816	113,933	127,760

of which reported from consolidated VIEs	125	1,211	1,286

Short-term borrowings	18,641	27,588	26,116

of which reported at fair value	4,513	5,091	3,547

of which reported from consolidated VIEs	9,582	10,712	6,141

Long-term debt	148,134	149,719	162,655

of which reported at fair value	65,384	65,018	70,366

of which reported from consolidated VIEs	14,532	14,027	14,858

Brokerage payables	64,676	68,512	68,034

Other liabilities	57,410	58,917	63,217

of which reported at fair value	26,871	29,509	31,092

of which reported from consolidated VIEs	1,228	1,187	746

Total liabilities	881,769	980,459	1,008,080

Common shares	53	53	49

Additional paid-in capital	23,636	23,273	21,796

Retained earnings	28,305	28,025	27,053

Treasury shares, at cost	(459)	(471)	(90)

Accumulated other comprehensive income/(loss)	(15,903)	(15,198)	(15,134)

Total shareholders' equity	35,632	35,682	33,674

Noncontrolling interests	6,786	7,151	7,411

Total equity	42,418	42,833	41,085

Total liabilities and equity	924,187	1,023,292	1,049,165

end of	4Q12	3Q12	4Q11

Additional share information

Par value (CHF)	0.04	0.04	0.04

Authorized shares	2,118,134,039	2,118,134,039	1,868,140,066

Common shares issued	1,320,829,922	1,320,087,848	1,224,333,062

Treasury shares	(27,036,831)	(27,423,014)	(4,010,074)

Shares outstanding	1,293,793,091	1,292,664,834	1,220,322,988

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity

4Q12 (CHF million)

Balance at beginning of period	53	23,273		28,025	(471)	(15,198)	35,682	7,151		42,833

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–		–	–	–	–	(4)		(4)

Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(314)		(314)

Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	21		21

Net income/(loss)	–	–		397	–	–	397	73	[3]	470

Total other comprehensive income/(loss), net of tax	–	–		–	–	(705)	(705)	(106)		(811)

Issuance of common shares	–	16		–	–	–	16	–		16

Sale of treasury shares	–	(8)		–	2,385	–	2,377	–		2,377

Repurchase of treasury shares	–	–		–	(2,375)	–	(2,375)	–		(2,375)

Share-based compensation, net of tax	–	356	[4]	–	2	–	358	–		358

Financial instruments indexed to own shares [5]	–	1		–	–	–	1	–		1

Dividends paid	–	–		(117)	–	–	(117)	(13)		(130)

Change in scope of consolidation, net	–	–		–	–	–	–	(22)		(22)

Other	–	(2)		–	–	–	(2)	–		(2)

Balance at end of period	53	23,636		28,305	(459)	(15,903)	35,632	6,786		42,418

1 Distributions to owners in funds include the return of original capital invested and any related dividends. 2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 3 Net income attributable to noncontrolling interests excludes CHF 4 million due to redeemable noncontrolling interests. 4 Includes a net tax benefit of CHF 24 million from the excess fair value of shares delivered over recognized compensation expense. 5 The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity

3Q12 (CHF million)

Balance at beginning of period	51	21,930	27,771	(66)	(14,912)	34,774	7,331	42,105

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(184)	(184)

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	46	46

Net income/(loss)	–	–	254	–	–	254	72	326

Total other comprehensive income/(loss), net of tax	–	–	–	–	(286)	(286)	(25)	(311)

Issuance of common shares	2	589	–	–	–	591	–	591

Sale of treasury shares	–	6	–	2,197	–	2,203	–	2,203

Repurchase of treasury shares	–	–	–	(2,622)	–	(2,622)	–	(2,622)

Share-based compensation, net of tax	–	773	–	20	–	793	1	794

Financial instruments indexed to own shares	–	6	–	–	–	6	–	6

Dividends paid	–	–	–	–	–	–	(16)	(16)

Changes in redeemable noncontrolling interests	–	(1)	–	–	–	(1)	–	(1)

Change in scope of consolidation, net	–	–	–	–	–	–	(74)	(74)

Other	–	(30)	–	–	–	(30)	–	(30)

Balance at end of period	53	23,273	28,025	(471)	(15,198)	35,682	7,151	42,833

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity

4Q11 (CHF million)

Balance at beginning of period	48	21,159	27,804	0	(15,492)	33,519	8,959	42,478

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	5	–	–	–	5	(101)	(96)

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(1,664)	(1,664)

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	28	28

Net income/(loss)	–	–	(637)	–	–	(637)	29	(608)

Total other comprehensive income/(loss), net of tax	–	–	–	–	358	358	223	581

Issuance of common shares	1	444	–	–	–	445	–	445

Sale of treasury shares	–	(25)	–	1,653	–	1,628	–	1,628

Repurchase of treasury shares	–	–	–	(1,745)	–	(1,745)	–	(1,745)

Share-based compensation, net of tax	–	344	–	2	–	346	1	347

Dividends paid	–	–	(114)	–	–	(114)	(14)	(128)

Changes in redeemable noncontrolling interests	–	(131)	–	–	–	(131)	(50)	(181)

Balance at end of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity

2012 (CHF million)

Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44		–	–	–	44	(4)		40

Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(809)		(809)

Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	116		116

Net income/(loss)	–	–		1,483	–	–	1,483	347	[3]	1,830

Total other comprehensive income/(loss), net of tax	–	–		–	–	(769)	(769)	(125)		(894)

Issuance of common shares	4	1,926		–	–	–	1,930	–		1,930

Sale of treasury shares	–	(3)		–	8,358	–	8,355	–		8,355

Repurchase of treasury shares	–	–		–	(8,859)	–	(8,859)	–		(8,859)

Share-based compensation, net of tax	–	932	[4]	–	132	–	1,064	–		1,064

Financial instruments indexed to own shares [5]	–	(9)		–	–	–	(9)	–		(9)

Dividends paid	–	(1,011)	[6]	(231)	–	–	(1,242)	(54)		(1,296)

Changes in redeemable noncontrolling interests	–	(7)	[7]	–	–	–	(7)	–		(7)

Change in scope of consolidation, net	–	–		–	–	–	–	(96)		(96)

Other	–	(32)		–	–	–	(32)	–		(32)

Balance at end of period	53	23,636		28,305	(459)	(15,903)	35,632	6,786		42,418

1 Distributions to owners in funds include the return of original capital invested and any related dividends. 2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 3 Net income attributable to noncontrolling interests excludes CHF 11 million due to redeemable noncontrolling interests. 4 Includes a net tax benefit of CHF 41 million from the excess fair value of shares delivered over recognized compensation expense. 5 The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 Paid out of reserves from capital contributions. 7 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity

2011 (CHF million)

Balance at beginning of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	6	–	–	–	6	(106)	(100)

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3,042)	(3,042)

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)	–	–	–	(7)	7	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	522	522

Net income/(loss)	–	–	1,953	–	–	1,953	788	2,741

Total other comprehensive income/(loss), net of tax	–	–	–	–	(579)	(579)	45	(534)

Issuance of common shares	2	1,125	–	–	–	1,127	–	1,127

Sale of treasury shares	–	(102)	–	11,955	–	11,853	–	11,853

Repurchase of treasury shares	–	–	–	(11,790)	–	(11,790)	–	(11,790)

Share-based compensation, net of tax	–	(145)	–	297	–	152	–	152

Financial instruments indexed to own shares	–	164	–	–	–	164	–	164

Dividends paid	–	(1,646)	(216)	–	–	(1,862)	(86)	(1,948)

Changes in redeemable noncontrolling interests	–	(625)	–	–	–	(625)	(140)	(765)

Change in scope of consolidation, net	–	–	–	–	–	–	(310)	(310)

Balance at end of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085

Consolidated statements of cash flows (unaudited)
in	2012	2011

Operating activities of continuing operations (CHF million)

Net income	1,819	2,790

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,294	1,196

Provision for credit losses	170	187

Deferred tax provision	(133)	196

Share of net income from equity method investments	80	(45)

Trading assets and liabilities, net	(14,348)	39,134

(Increase)/decrease in other assets	(1,144)	(7,750)

Increase/(decrease) in other liabilities	(4,996)	5,861

Other, net	4,584	(2,939)

Total adjustments	(14,493)	35,840

Net cash provided by/(used in) operating activities of continuing operations	(12,674)	38,630

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	184	(732)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	46,952	(15,221)

Purchase of investment securities	(480)	(1,542)

Proceeds from sale of investment securities	936	2,118

Maturities of investment securities	1,626	2,462

Investments in subsidiaries and other investments	(2,039)	(1,782)

Proceeds from sale of other investments	3,104	6,784

(Increase)/decrease in loans	(10,885)	(17,242)

Proceeds from sales of loans	1,090	689

Capital expenditures for premises and equipment and other intangible assets	(1,242)	(1,739)

Proceeds from sale of premises and equipment and other intangible assets	26	11

Other, net	3,683	222

Net cash provided by/(used in) investing activities of continuing operations	42,955	(25,972)

Consolidated statements of cash flows (unaudited) (continued)
in	2012	2011

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(13,055)	27,935

Increase/(decrease) in short-term borrowings	(7,840)	4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(39,958)	7,182

Issuances of long-term debt	38,405	34,234

Repayments of long-term debt	(55,936)	(37,127)

Issuances of common shares	1,930	1,127

Sale of treasury shares	8,355	11,853

Repurchase of treasury shares	(8,859)	(11,790)

Dividends paid/capital repayments	(1,296)	(1,948)

Other, net	394	(2,508)

Net cash provided by/(used in) financing activities of continuing operations	(77,860)	33,056

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,231)	(633)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(48,810)	45,106

Cash and due from banks at beginning of period	110,573	65,467

Cash and due from banks at end of period	61,763	110,573

Supplemental cash flow information (unaudited)
in	2012	2011

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,073	1,099

Cash paid for interest	15,012	17,257

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	2,418	0

Fair value of liabilities assumed	2,418	0

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2011, included in the Credit Suisse Annual Report 2011.

> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 3Q12 consolidated statement of operations and comprehensive income, the 3Q12 consolidated balance sheet and the 3Q12 consolidated statement of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a description of accounting standards adopted in 2011.

ASC Topic 220 – Comprehensive Income
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-12), an update to Accounting Standards Codification (ASC) Topic 220 – Comprehensive Income. The amendment delays the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 was effective upon issuance and its adoption did not have an impact on the Group’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The adoption of ASU 2011-08 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

> Refer to “Note 26 – Financial instruments” for further information.
ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 210 – Balance Sheet
In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11 and is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operation or cash flows.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity should provide the required disclosures retrospectively for all comparative periods presented. The adoption of ASU 2011-11 on January 1, 2013 did not have an impact on the Group’s financial position, results of operation or cash flows.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. ASU 2013-02 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity should provide the required disclosures retrospectively for all comparative periods presented. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operation or cash flows.

Note 3 Business developments and subsequent events
On November 6, 2012, Credit Suisse AG and Qatar Holding LLC announced that they signed an agreement to form an asset management joint venture, Aventicum Capital Management (Aventicum). Aventicum will operate out of two hubs including a Doha-based business focused on investment strategies in the Middle East, Turkey and other frontier markets as well as an international business, based outside of the region. The Doha-based business will launch in early 2013, with the launch of the international business following later in the year.

On January 10, 2013, Credit Suisse announced that it signed an agreement to sell its ETF business, with assets under management of CHF 16.0 billion as of November 30, 2012, to BlackRock, Inc. The transaction is expected to be completed by the end of the second quarter of 2013.

Note 4 Discontinued operations
The Group did not discontinue any material operations in 4Q12.
Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The Group’s results reflect the integration of its previously reported Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division and the transfer of the majority of its securities trading and sales business in Switzerland from Investment Banking into Private Banking & Wealth Management. This reorganization was effective November 30, 2012. Prior periods have been restated to conform to the current presentation. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Beginning in 1Q12, the Group fully reflects the fair value impact from movements in credit spreads on its long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt, primarily in Investment Banking. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on the Group’s funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than the Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	4Q12	3Q12	4Q11	2012	2011

Net revenues (CHF million)

Private Banking & Wealth Management	3,334	3,310	3,087	13,541	13,447

Investment Banking	2,664	3,184	1,048	12,558	10,460

Corporate Center	(277)	(728)	338	(2,493)	1,522

Noncontrolling interests without SEI	79	78	15	360	796

Net revenues	5,800	5,844	4,488	23,966	26,225

Income/(loss) before taxes (CHF million)

Private Banking & Wealth Management	911	936	532	3,775	2,961

Investment Banking	298	483	(1,428)	2,002	(593)

Corporate Center	(613)	(1,060)	(102)	(3,671)	381

Noncontrolling interests without SEI	63	61	9	302	712

Income/(loss) before taxes	659	420	(989)	2,408	3,461

Total assets
end of	4Q12	3Q12	4Q11

Total assets (CHF million)

Private Banking & Wealth Management	407,329	420,413	392,201

Investment Banking	658,529	753,130	790,167

Corporate Center [1]	(145,777)	(154,695)	(137,952)

Noncontrolling interests without SEI	4,106	4,444	4,749

Total assets	924,187	1,023,292	1,049,165

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
in	4Q12	3Q12	4Q11	2012	2011

Net interest income (CHF million)

Loans	1,201	1,230	1,212	4,876	4,889

Investment securities	5	12	21	64	97

Trading assets	2,442	2,419	2,345	11,945	11,695

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	650	732	840	2,940	3,265

Other	545	530	675	2,280	3,056

Interest and dividend income	4,843	4,923	5,093	22,105	23,002

Deposits	(281)	(331)	(434)	(1,353)	(1,694)

Short-term borrowings	(81)	(67)	(22)	(184)	(69)

Trading liabilities	(1,071)	(1,210)	(1,151)	(6,833)	(7,125)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(356)	(424)	(377)	(1,677)	(1,621)

Long-term debt	(1,055)	(1,113)	(1,342)	(4,632)	(5,659)

Other	(59)	(66)	(110)	(276)	(401)

Interest expense	(2,903)	(3,211)	(3,436)	(14,955)	(16,569)

Net interest income	1,940	1,712	1,657	7,150	6,433

Note 7 Commissions and fees
in	4Q12	3Q12	4Q11	2012	2011

Commissions and fees (CHF million)

Lending business	483	359	265	1,513	1,296

Investment and portfolio management	1,072	955	989	4,039	4,070

Other securities business	23	31	23	99	90

Fiduciary business	1,095	986	1,012	4,138	4,160

Underwriting	418	421	182	1,561	1,479

Brokerage	904	906	841	3,695	4,066

Underwriting and brokerage	1,322	1,327	1,023	5,256	5,545

Other services	647	552	457	2,166	1,951

Commissions and fees	3,547	3,224	2,757	13,073	12,952

Note 8 Trading revenues
in	4Q12	3Q12	4Q11	2012	2011

Trading revenues (CHF million)

Interest rate products	196	2,207	1,308	2,707	6,794

Foreign exchange products	469	(393)	(1,163)	559	(4,433)

Equity/index-related products	(190)	(613)	214	139	1,644

Credit products	(664)	(1,814)	(586)	(3,306)	522

Commodity, emission and energy products	(102)	212	(14)	198	361

Other products	144	398	214	898	132

Trading revenues	(147)	(3)	(27)	1,195	5,020

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	4Q12	3Q12	4Q11	2012	2011

Other revenues (CHF million)

Noncontrolling interests without SEI	69	73	18	336	701

Loans held-for-sale	(7)	(11)	(27)	(37)	(4)

Long-lived assets held-for-sale	95	366	(83)	458	(40)

Equity method investments	68	18	40	150	141

Other investments	119	268	10	749	457

Other	116	197	143	892	565

Other revenues	460	911	101	2,548	1,820

Note 10 Provision for credit losses
in	4Q12	3Q12	4Q11	2012	2011

Provision for credit losses (CHF million)

Provision for loan losses	84	24	96	159	141

Provision for lending-related and other exposures	(14)	17	1	11	46

Provision for credit losses	70	41	97	170	187

Note 11 Compensation and benefits
in	4Q12	3Q12	4Q11	2012	2011

Compensation and benefits (CHF million)

Salaries and variable compensation	2,337	2,702	2,569	10,924	11,474

Social security	156	147	172	769	865

Other [1]	227	245	280	837	874

Compensation and benefits [2]	2,720	3,094	3,021	12,530	13,213

1 Includes pension and other post-retirement expense of CHF 128 million, CHF 163 million, CHF 206 million, CHF 532 million and CHF 610 million in 4Q12, 3Q12, 4Q11, 2012 and 2011, respectively. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 191 million, CHF 97 million, CHF 338 million, CHF 456 million and CHF 715 million as of 4Q12, 3Q12, 4Q11, 2012 and 2011, respectively.

Plus Bond
As part of the 2012 annual compensation, the Group awarded a portion of variable compensation to certain senior employees for services performed in 2012 in the form of Plus Bond units.
Plus Bond units are cash-based awards linked to a portfolio of asset-backed securities originated and managed in the Investment Banking division. These awards provide recipients with semi-annual payments and a final settlement in 2016 in cash or shares at the Group’s discretion, based on the initial award value less portfolio losses after a first loss retained by the Group. The Plus Bond unit constitutes a transfer of risk from the Group to these employees.

As of the December 31, 2012 grant date, Plus Bond awards had a fair value of CHF 187 million and were fully vested and expensed. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the Plus Bond units until the awards are settled.

Note 12 General and administrative expenses
in	4Q12	3Q12	4Q11	2012	2011

General and administrative expenses (CHF million)

Occupancy expenses	342	292	328	1,230	1,132

IT, machinery, etc.	388	369	413	1,472	1,452

Provisions and losses	148	237	75	467	704

Travel and entertainment	107	98	120	396	443

Professional services	550	474	559	1,932	2,074

Amortization and impairment of other intangible assets	7	8	8	36	30

Other	353	384	376	1,550	1,537

General and administrative expenses	1,895	1,862	1,879	7,083	7,372

Note 13 Earnings per share
in	4Q12	3Q12	4Q11		2012	2011

Basic net income/(loss) attributable to shareholders (CHF million)

Net income/(loss) attributable to shareholders	397	254	(637)		1,483	1,953

Preferred securities dividends	(117)	–	(114)		(231)	(216)

Net income/(loss) attributable to shareholders for basic earnings per share	280	254	(751)		1,252	1,737

Available for common shares	221	212	(751)		1,160	1,640

Available for unvested share-based payment awards	19	17	0		76	97

Available for mandatory convertible securities [1]	40	25	–		16	–

Diluted net income/(loss) attributable to shareholders (CHF million)

Net income/(loss) attributable to shareholders for basic earnings per share	280	254	(751)		1,252	1,737

Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	0	0	–		0	–

Net income/(loss) attributable to shareholders for diluted earnings per share	280	254	(751)		1,252	1,737

Available for common shares	221	212	(751)		1,161	1,640

Available for unvested share-based payment awards	20	17	0		75	97

Available for mandatory convertible securities [1]	39	25	–		16	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,301.6	1,290.6	1,206.7		1,279.6	1,198.5

Dilutive contracts that may be settled in shares or cash [3]	0.0	0.0	–		0.0	–

Dilutive share options and warrants	3.3	5.3	0.0		4.9	2.9

Dilutive share awards	1.8	1.8	0.0		1.8	5.3

Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,306.7	1,297.7	1,206.7	[5]	1,286.3	1,206.7

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	115.1	102.8	71.0		97.3	72.6

Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	233.5	154.8	–		97.1	–

Earnings per share available for common shares (CHF)

Basic earnings/(loss) per share available for common shares	0.17	0.16	(0.62)		0.91	1.37

Diluted earnings/(loss) per share available for common shares	0.17	0.16	(0.62)		0.90	1.36

1 Reflects mandatory convertible securities issued in July 2012 that are mandatorily convertible into shares on March 29, 2013. 2 Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 4Q12, 3Q12 and 2012, respectively, as the effect would be antidilutive. 3 Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 4Q12, 3Q12 and 2012, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive. 4 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 50.6 million, 55.3 million, 33.8 million, 50.3 million and 37.3 million for 4Q12, 3Q12, 4Q11, 2012 and 2011, respectively. 5 Due to the net loss in 4Q11, 7.3 million weighted-average share options and warrants outstanding and 17.7 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 14 Trading assets and liabilities
end of	4Q12	3Q12	4Q11

Trading assets (CHF million)

Debt securities	135,871	154,972	145,035

Equity securities [1]	74,895	76,974	66,904

Derivative instruments [2]	33,208	42,256	52,548

Other	12,425	14,381	15,066

Trading assets	256,399	288,583	279,553

Trading liabilities (CHF million)

Short positions	51,303	61,841	67,639

Derivative instruments [2]	39,513	52,092	60,121

Trading liabilities	90,816	113,933	127,760

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	4Q12	3Q12	4Q11

Cash collateral – netted (CHF million) [1]

Cash collateral received	33,373	34,281	36,474

Cash collateral paid	36,662	38,418	37,639

Cash collateral – not netted (CHF million) [2]

Cash collateral received	12,224	11,069	11,934

Cash collateral paid	10,904	14,241	15,809

1 Recorded as cash collateral netting on derivative instruments in Note 23 – Derivatives and hedging activities. 2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	4Q12	3Q12	4Q11

Investment securities (CHF million)

Debt securities held-to-maturity	0	2	2

Securities available-for-sale	3,498	3,732	5,158

Total investment securities	3,498	3,734	5,160

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

4Q12 (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	452	31	0	483

Debt securities issued by foreign governments	1,523	82	0	1,605

Corporate debt securities	823	22	0	845

Collateralized debt obligations	448	22	0	470

Debt securities available-for-sale	3,246	157	0	3,403

Banks, trust and insurance companies	73	14	0	87

Industry and all other	8	0	0	8

Equity securities available-for-sale	81	14	0	95

Securities available-for-sale	3,327	171	0	3,498

4Q11 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	321	27	0	348

Debt securities issued by foreign governments	3,211	121	12	3,320

Corporate debt securities	778	18	5	791

Collateralized debt obligations	587	20	0	607

Debt securities available-for-sale	4,897	186	17	5,066

Banks, trust and insurance companies	67	9	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	82	10	0	92

Securities available-for-sale	4,979	196	17	5,158

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

4Q11 (CHF million)

Debt securities issued by foreign governments	100	2	40	10	140	12

Corporate debt securities	81	2	17	3	98	5

Debt securities available-for-sale	181	4	57	13	238	17

There were no unrealized losses on investment securities in 4Q12. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2012		2011

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	294	642	2,117	1

Realized gains	14	294	40	0

Realized losses	(2)	0	(22)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)

4Q12 (CHF million)

Due within 1 year	1,109	1,121	2.54

Due from 1 to 5 years	1,452	1,544	2.98

Due from 5 to 10 years	501	538	1.62

Due after 10 years	184	200	2.26

Total debt securities	3,246	3,403	2.58

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.

The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	4Q12	3Q12	4Q11

Loans (CHF million)

Mortgages	91,872	92,106	88,255

Loans collateralized by securities	27,363	26,141	26,461

Consumer finance	6,901	7,867	6,695

Consumer	126,136	126,114	121,411

Real estate	26,725	26,287	25,185

Commercial and industrial loans	62,709	61,989	59,998

Financial institutions	24,905	26,030	25,373

Governments and public institutions	2,729	2,997	2,390

Corporate & institutional	117,068	117,303	112,946

Gross loans	243,204	243,417	234,357

of which held at amortized cost	223,204	222,179	213,663

of which held at fair value	20,000	21,238	20,694

Net (unearned income)/deferred expenses	(59)	(64)	(34)

Allowance for loan losses	(922)	(897)	(910)

Net loans	242,223	242,456	233,413

Gross loans by location (CHF million)

Switzerland	151,226	150,020	146,737

Foreign	91,978	93,397	87,620

Gross loans	243,204	243,417	234,357

Impaired loan portfolio (CHF million)

Non-performing loans	859	940	758

Non-interest-earning loans	313	321	262

Total non-performing and non-interest-earning loans	1,172	1,261	1,020

Restructured loans	30	34	18

Potential problem loans	527	434	680

Total other impaired loans	557	468	698

Gross impaired loans	1,729	1,729	1,718

Allowance for loan losses by loan portfolio
	4Q12			3Q12			4Q11

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	287	610	897	304	624	928	270	613	883

Change in scope of consolidation	0	0	0	(18)	0	(18)	0	0	0

Net movements recognized in statements of operations	26	58	84	22	2	24	45	51	96

Gross write-offs	(29)	(36)	(65)	(28)	(21)	(49)	(39)	(54)	(93)

Recoveries	3	4	7	5	1	6	9	0	9

Net write-offs	(26)	(32)	(58)	(23)	(20)	(43)	(30)	(54)	(84)

Provisions for interest	2	7	9	1	7	8	(1)	9	8

Foreign currency translation impact and other adjustments, net	(1)	(9)	(10)	1	(3)	(2)	5	2	7

Balance at end of period	288	634	922	287	610	897	289	621	910

of which individually evaluated for impairment	239	457	696	222	466	688	222	428	650

of which collectively evaluated for impairment	49	177	226	65	144	209	67	193	260

Gross loans held at amortized cost (CHF million)

Balance at end of period	126,124	97,080	223,204	126,103	96,076	222,179	121,401	92,262	213,663

of which individually evaluated for impairment [1]	661	1,068	1,729	675	1,054	1,729	665	1,053	1,718

of which collectively evaluated for impairment	125,463	96,012	221,475	125,428	95,022	220,450	120,736	91,209	211,945

	2012			2011

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	289	621	910	279	738	1,017

Change in scope of consolidation	(18)	0	(18)	0	0	0

Net movements recognized in statements of operations	95	64	159	87	54	141

Gross write-offs	(105)	(96)	(201)	(124)	(175)	(299)

Recoveries	22	22	44	39	2	41

Net write-offs	(83)	(74)	(157)	(85)	(173)	(258)

Provisions for interest	8	21	29	2	12	14

Foreign currency translation impact and other adjustments, net	(3)	2	(1)	6	(10)	(4)

Balance at end of period	288	634	922	289	621	910

1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	4Q12			3Q12			4Q11

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases [1]	0	365	365	0	879	879	0	1,534	1,534

Reclassifications from loans held-for-sale [2]	0	91	91	0	40	40	0	0	0

Reclassifications to loans held-for-sale [3]	0	246	246	0	261	261	0	413	413

Sales [3]	0	330	330	0	21	21	0	214	214

	2012			2011

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases [1]	348	4,605	4,953	0	4,121	4,121

Reclassifications from loans held-for-sale [2]	0	216	216	0	0	0

Reclassifications to loans held-for-sale [3]	0	1,323	1,323	0	1,363	1,363

Sales [3]	0	1,058	1,058	0	1,117	1,117

1 Includes drawdowns under purchased loan commitments. 2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity. 3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.

> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2011 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

4Q12 (CHF million)

Mortgages	387	730	12,176	58,491	19,255	599	13	9	0	212	91,872

Loans collateralized by securities	79	57	948	23,357	2,728	92	6	1	0	95	27,363

Consumer finance	0	6	100	3,324	2,065	901	39	0	129	325	6,889

Consumer	466	793	13,224	85,172	24,048	1,592	58	10	129	632	126,124

Real estate	261	374	2,199	14,537	8,759	195	0	0	0	55	26,380

Commercial and industrial loans	238	325	1,580	22,040	23,070	3,467	209	1	47	763	51,740

Financial institutions	2,288	2,087	4,661	5,260	2,569	382	0	33	14	147	17,441

Governments and public institutions	131	50	360	521	127	101	229	0	0	0	1,519

Corporate & institutional	2,918	2,836	8,800	42,358	34,525	4,145	438	34	61	965	97,080

Gross loans held at amortized cost	3,384	3,629	22,024	127,530	58,573	5,737	496	44	190	1,597	223,204

Value of collateral [1]	2,918	2,616	19,526	116,583	48,342	3,210	189	44	15	791	194,234

4Q11 (CHF million)

Mortgages	166	637	8,837	55,222	22,368	763	18	19	0	225	88,255

Loans collateralized by securities	1	18	397	24,089	1,793	88	0	2	0	73	26,461

Consumer finance	1	5	51	3,234	2,187	524	58	9	316	300	6,685

Consumer	168	660	9,285	82,545	26,348	1,375	76	30	316	598	121,401

Real estate	341	204	1,241	12,476	10,277	312	0	3	0	60	24,914

Commercial and industrial loans	409	242	1,755	21,182	20,091	3,128	179	27	121	714	47,848

Financial institutions	3,906	2,098	3,333	5,549	1,890	760	3	43	0	132	17,714

Governments and public institutions	119	88	355	484	160	104	470	0	0	6	1,786

Corporate & institutional	4,775	2,632	6,684	39,691	32,418	4,304	652	73	121	912	92,262

Gross loans held at amortized cost	4,943	3,292	15,969	122,236	58,766	5,679	728	103	437	1,510	213,663

Value of collateral [1]	3,938	1,751	14,176	112,505	48,100	3,171	119	86	9	871	184,726

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.

In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total

4Q12 (CHF million)

Mortgages	91,527	156	17	11	161	345	91,872

Loans collateralized by securities	27,034	220	3	3	103	329	27,363

Consumer finance	6,116	420	90	52	211	773	6,889

Consumer	124,677	796	110	66	475	1,447	126,124

Real estate	26,221	107	2	2	48	159	26,380

Commercial and industrial loans	50,479	720	27	138	376	1,261	51,740

Financial institutions	17,208	53	2	34	144	233	17,441

Governments and public institutions	1,484	35	0	0	0	35	1,519

Corporate & institutional	95,392	915	31	174	568	1,688	97,080

Gross loans held at amortized cost	220,069	1,711	141	240	1,043	3,135	223,204

4Q11 (CHF million)

Mortgages	88,014	48	12	6	175	241	88,255

Loans collateralized by securities	26,226	180	11	3	41	235	26,461

Consumer finance	5,880	496	86	50	173	805	6,685

Consumer	120,120	724	109	59	389	1,281	121,401

Real estate	24,830	41	3	1	39	84	24,914

Commercial and industrial loans	46,946	454	90	50	308	902	47,848

Financial institutions	17,504	78	2	48	82	210	17,714

Governments and public institutions	1,779	1	0	0	6	7	1,786

Corporate & institutional	91,059	574	95	99	435	1,203	92,262

Gross loans held at amortized cost	211,179	1,298	204	158	824	2,484	213,663

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2011 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

4Q12 (CHF million)

Mortgages	154	16	170	0	69	69	239

Loans collateralized by securities	18	74	92	0	3	3	95

Consumer finance	315	10	325	0	2	2	327

Consumer	487	100	587	0	74	74	661

Real estate	46	5	51	0	15	15	66

Commercial and industrial loans	268	170	438	30	373	403	841

Financial institutions	58	38	96	0	65	65	161

Corporate & institutional	372	213	585	30	453	483	1,068

Gross impaired loans	859	313	1,172	30	527	557	1,729

4Q11 (CHF million)

Mortgages	176	14	190	1	73	74	264

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	262	28	290	0	25	25	315

Consumer	465	55	520	1	144	145	665

Real estate	29	7	36	0	24	24	60

Commercial and industrial loans	215	129	344	17	454	471	815

Financial institutions	49	65	114	0	58	58	172

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	293	207	500	17	536	553	1,053

Gross impaired loans	758	262	1,020	18	680	698	1,718

Gross impaired loan detail
	4Q12			4Q11

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	206	197	32	217	206	41

Loans collateralized by securities	68	66	53	85	83	50

Consumer finance	302	280	154	303	288	131

Consumer	576	543	239	605	577	222

Real estate	63	55	22	46	38	20

Commercial and industrial loans	715	677	342	734	709	318

Financial institutions	157	155	93	156	154	84

Governments and public institutions	0	0	0	6	5	6

Corporate & institutional	935	887	457	942	906	428

Gross impaired loans with a specific allowance	1,511	1,430	696	1,547	1,483	650

Mortgages	33	33	–	46	46	–

Loans collateralized by securities	27	28	–	1	1	–

Consumer finance	25	25	–	13	13	–

Consumer	85	86	–	60	60	–

Real estate	3	3	–	15	15	–

Commercial and industrial loans	126	128	–	80	80	–

Financial institutions	4	4	–	16	16	–

Corporate & institutional	133	135	–	111	111	–

Gross impaired loans without specific allowance	218	221	–	171	171	–

Gross impaired loans	1,729	1,651	696	1,718	1,654	650

of which consumer	661	629	239	665	637	222

of which corporate & institutional	1,068	1,022	457	1,053	1,017	428

Gross impaired loan detail (continued)
	4Q12			3Q12			4Q11

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	201	0	0	223	0	0	221	0	0

Loans collateralized by securities	67	0	0	68	0	0	87	1	0

Consumer finance	291	0	1	277	1	0	287	1	1

Consumer	559	0	1	568	1	0	595	2	1

Real estate	63	0	0	60	0	0	47	0	0

Commercial and industrial loans	657	0	1	537	1	0	715	2	2

Financial institutions	162	1	1	212	0	0	153	0	0

Governments and public institutions	4	0	0	6	0	0	6	0	0

Corporate & institutional	886	1	2	815	1	0	921	2	2

Gross impaired loans with a specific allowance	1,445	1	3	1,383	2	0	1,516	4	3

Mortgages	32	0	0	38	0	0	56	0	0

Loans collateralized by securities	28	0	0	3	0	0	1	0	0

Consumer finance	35	0	0	38	0	0	3	0	0

Consumer	95	0	0	79	0	0	60	0	0

Real estate	3	0	0	12	0	0	14	0	0

Commercial and industrial loans	163	0	1	281	1	0	85	0	0

Financial institutions	4	0	0	8	0	0	18	0	0

Corporate & institutional	170	0	1	301	1	0	117	0	0

Gross impaired loans without specific allowance	265	0	1	380	1	0	177	0	0

Gross impaired loans	1,710	1	4	1,763	3	0	1,693	4	3

of which consumer	654	0	1	647	1	0	655	2	1

of which corporate & institutional	1,056	1	3	1,116	2	0	1,038	2	2

Gross impaired loan detail (continued)
	2012			2011

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	217	1	1	222	1	0

Loans collateralized by securities	68	1	0	82	1	0

Consumer finance	277	3	3	276	2	1

Consumer	562	5	4	580	4	1

Real estate	58	0	0	47	1	1

Commercial and industrial loans	620	3	2	871	7	6

Financial institutions	201	2	2	160	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate & institutional	885	5	4	1,084	8	7

Gross impaired loans with a specific allowance	1,447	10	8	1,664	12	8

Mortgages	40	0	0	94	0	0

Loans collateralized by securities	8	0	0	4	0	0

Consumer finance	41	0	0	19	0	0

Consumer	89	0	0	117	0	0

Real estate	13	0	0	74	5	5

Commercial and industrial loans	215	3	3	149	1	0

Financial institutions	8	0	0	19	0	0

Corporate & institutional	236	3	3	242	6	5

Gross impaired loans without specific allowance	325	3	3	359	6	5

Gross impaired loans	1,772	13	11	2,023	18	13

of which consumer	651	5	4	697	4	1

of which corporate & institutional	1,121	8	7	1,326	14	12

Note 17 Other assets and other liabilities
end of	4Q12	3Q12	4Q11

Other assets (CHF million)

Cash collateral on derivative instruments	10,904	14,241	15,809

Cash collateral on non-derivative transactions	1,995	3,068	2,083

Derivative instruments used for hedging	3,930	3,362	3,706

Assets held-for-sale	20,343	20,719	21,205

of which loans	19,894	20,141	20,457

of which real estate	442	571	732

Assets held for separate accounts	13,414	14,836	14,407

Interest and fees receivable	5,861	5,505	6,090

Deferred tax assets	7,009	7,191	8,939

Prepaid expenses	538	622	601

Failed purchases	2,699	3,280	1,513

Other	6,126	6,506	3,943

Other assets	72,819	79,330	78,296

Other liabilities (CHF million)

Cash collateral on derivative instruments	12,224	11,069	11,934

Cash collateral on non-derivative transactions	1,246	1,065	1,002

Derivative instruments used for hedging	1,182	1,383	1,998

Provisions [1]	1,135	1,233	1,113

Liabilities held for separate accounts	13,414	14,836	14,407

Interest and fees payable	6,752	6,720	7,142

Current tax liabilities	863	822	767

Deferred tax liabilities	130	157	429

Failed sales	4,336	5,243	6,888

Other	16,128	16,389	17,537

Other liabilities	57,410	58,917	63,217

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
end of	4Q12	3Q12	4Q11

Long-term debt (CHF million)

Senior	115,861	117,692	123,632

Subordinated	17,741	18,000	24,165

Non-recourse liabilities from consolidated VIEs	14,532	14,027	14,858

Long-term debt	148,134	149,719	162,655

of which reported at fair value	65,384	65,018	70,366

Note 19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

4Q12 (CHF million)

Balance at beginning of period	(41)	(11,987)	89	(3,569)	310	(15,198)

Increase/(decrease)	0	(804)	3	(346)	319	(828)

Increase/(decrease) due to equity method investments	12	0	0	0	0	12

Reclassification adjustments, included in net income	0	24	(8)	114	(19)	111

Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)

3Q12 (CHF million)

Balance at beginning of period	(56)	(11,786)	236	(3,632)	326	(14,912)

Increase/(decrease)	7	(227)	(46)	20	0	(246)

Increase/(decrease) due to equity method investments	8	0	0	0	0	8

Reclassification adjustments, included in net income	0	26	(101)	43	(16)	(48)

Balance at end of period	(41)	(11,987)	89	(3,569)	310	(15,198)

4Q11 (CHF million)

Balance at beginning of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

Increase/(decrease)	(9)	686	(8)	(725)	382	326

Increase/(decrease) due to equity method investments	3	0	0	0	0	3

Reclassification adjustments, included in net income	0	0	0	26	3	29

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

2012 (CHF million)

Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)

Increase/(decrease)	7	(1,040)	227	(291)	319	(778)

Increase/(decrease) due to equity method investments	30	0	0	0	0	30

Reclassification adjustments, included in net income	0	51	(242)	241	(71)	(21)

Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)

2011 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	(5)	(324)	6	(720)	383	(660)

Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)

Reclassification adjustments, included in net income	(27)	16	(24)	105	12	82

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

Additional share information
	4Q12		3Q12		4Q11		2012		2011

Common shares issued

Balance at beginning of period	1,320,087,848		1,286,599,235		1,203,003,992		1,224,333,062		1,186,174,442

Issuance of common shares	742,074		33,488,613		21,329,070		96,496,860		38,158,620

Balance at end of period	1,320,829,922		1,320,087,848		1,224,333,062		1,320,829,922		1,224,333,062

Treasury shares

Balance at beginning of period	(27,423,014)		(3,511,364)		0		(4,010,074)		(12,228,377)

Sale of treasury shares	109,063,051		117,625,611		72,803,244		394,686,376		367,978,216

Repurchase of treasury shares	(108,788,150)		(142,676,897)		(76,904,351)		(423,704,092)		(366,790,491)

Share-based compensation	111,282		1,139,636		91,033		5,990,959		7,030,578

Balance at end of period	(27,036,831)		(27,423,014)		(4,010,074)		(27,036,831)		(4,010,074)

Common shares outstanding

Common shares outstanding	1,293,793,091	[1]	1,292,664,834	[2]	1,220,322,988	[3]	1,293,793,091	[1]	1,220,322,988	[3]

1 At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 771,499,654 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for buffer capital notes and mandatory and contingent convertible securities. 2 At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 772,241,728 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for buffer capital notes and mandatory and contingent convertible securities. 3 At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Note 20 Tax
The income tax expense of CHF 193 million recorded in 4Q12 mainly reflected the impact of the geographical mix of results, the increase and re-assessment of deferred tax assets in Switzerland reflecting impacts from valuation reductions in investments in subsidiaries and changes in forecasted future profitability. These impacts were partially offset by increases in valuation allowances mainly related to deferred tax assets in Japan. In addition, the income tax expense was negatively influenced by a tax charge related to the increase of uncertain tax positions.

Overall, net deferred tax assets decreased CHF 155 million to CHF 6,879 million as of the end of 4Q12 compared to 3Q12. The decrease in net deferred tax assets primarily related to earnings and foreign exchange movements. The decrease was partially offset by the re-assessment and related increase of deferred tax assets referred to above.

The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.

As of December 31, 2012, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 7.3 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 4 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; the UK – 2006; the US – 2006; Japan – 2005; and the Netherlands – 2005.

Effective tax rate
in	4Q12	3Q12	4Q11	2012	2011

Effective tax rate (%)

Effective tax rate	29.3	24.0	40.1	24.5	19.4

Reconciliation of taxes computed at the Swiss statutory rate
in	4Q12

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	145

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	157

Changes in tax law and rates	5

Other non-deductible expenses	44

Additional taxable income	18

Changes in deferred tax valuation allowance	243

Lower taxed income	(119)

Income taxable to noncontrolling interests	(26)

Tax deductible impairments of Swiss subsidiary investments	(161)

Other	(113)

Income tax expense	193

Changes in deferred tax valuation allowance
4Q12 included the impact of an increase of valuation allowances of CHF 243 million in respect of five of the Group’s operating entities, two in the UK, one in Germany and two in Asia, relating to losses incurred in the current year and re-assessments of pre-existing deferred tax assets.

Lower taxed income
4Q12 included a CHF 75 million Swiss income tax benefit as a result of foreign branch earnings beneficially impacting the earnings mix and CHF 24 million related to non-taxable life insurance income.
Other
4Q12 included a tax benefit of CHF 48 million relating to the increase of deferred tax assets in one of the Group’s operating entities in Switzerland. This benefit is related to the re-measurement of pre-existing deferred tax assets due to changes in future profitability assumptions. It also included a benefit of CHF 30 million for return to accrual adjustments and various other smaller items.

Net deferred tax assets
end of	4Q12	3Q12	Change

Net deferred tax assets (CHF million)

Deferred tax assets	7,009	7,191	(182)

of which net operating losses	2,045	2,145	(100)

of which deductible temporary differences	4,964	5,046	(82)

Deferred tax liabilities	(130)	(157)	27

Net deferred tax assets	6,879	7,034	(155)

Note 21 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.

> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.
The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 4Q12 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	4Q12	3Q12	4Q11	2012	2011

Deferred compensation expense (CHF million)

Share awards	186	183	189	786	767

Performance share awards	81	86	0	366	0

2011 Partner Asset Facility awards [1]	60	102	0	677	0

Adjustable Performance Plan share awards	44	30	0	74	0

Adjustable Performance Plan cash awards	18	62	217	286	1,106

Restricted Cash Awards	37	42	51	165	253

Scaled Incentive Share Units	14	21	101	97	415

Incentive Share Units	11	17	50	62	174

2008 Partner Asset Facility awards [1]	48	64	16	173	3

Other cash awards	103	98	86	362	334

Total deferred compensation expense	602	705	710	3,048	3,052

1 Compensation expense includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation expense
end of	4Q12

Estimated unrecognized deferred compensation expense (CHF million)

Share awards	706

Performance share awards	161

Adjustable Performance Plan share awards	42

Adjustable Performance Plan cash awards	54

Scaled Incentive Share Units	73

Other cash awards	72

Total	1,108

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Share-based award activity
	4Q12					2012

Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards

Share-based award activities

Balance at beginning of period	56.7	23.5	31.0	9.7	3.9	48.1	–	–		14.7	13.3

Granted	0.9	0.0	0.0	0.0	0.0	25.1	23.7	31.0	[1]	0.0	0.0

Settled	(0.9)	0.0	0.0	0.0	0.0	(14.9)	0.0	0.0		(4.9)	(8.8)

Forfeited	(0.9)	(0.2)	(0.2)	(0.1)	(0.3)	(2.5)	(0.4)	(0.2)		(0.2)	(0.9)

Balance at end of period	55.8	23.3	30.8	9.6	3.6	55.8	23.3	30.8		9.6	3.6

of which vested	3.9	0.9	0.3	1.7	0.4	3.9	0.9	0.3		1.7	0.4

of which unvested	51.9	22.4	30.5	7.9	3.2	51.9	22.4	30.5		7.9	3.2

1 Relates to the voluntary exchange offer to convert Adjustable Performance Plan cash awards to Adjustable Performance Plan share awards.

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 639 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2012. As of the end of 4Q12, CHF 648 million of contributions had been made.

Components of total pension costs
in	4Q12	3Q12	4Q11	2012	2011

Total pension costs (CHF million)

Service costs on benefit obligation	93	95	88	378	352

Interest costs on benefit obligation	128	129	137	513	546

Expected return on plan assets	(195)	(196)	(208)	(781)	(828)

Amortization of recognized prior service cost/(credit)	(14)	(14)	4	(55)	15

Amortization of recognized actuarial losses	58	58	36	231	144

Net periodic pension costs	70	72	57	286	229

Settlement losses/(gains)	90	0	0	90	0

Curtailment losses/(gains)	(11)	(5)	0	(35)	1

Special termination benefits	4	9	10	19	10

Total pension costs	153	76	67	360	240

Note 23 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

> Refer to “Note 26 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 4Q12	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,055.9	2.6	2.5	0.0	0.0	0.0

Swaps	29,155.2	635.6	630.1	62.8	3.9	1.5

Options bought and sold (OTC)	3,739.9	62.4	62.6	0.0	0.0	0.0

Futures	1,145.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	952.0	0.3	0.2	0.0	0.0	0.0

Interest rate products	43,048.4	700.9	695.4	62.8	3.9	1.5

Forwards	2,133.4	21.6	21.3	19.6	0.2	0.1

Swaps	1,336.3	32.2	46.6	0.0	0.0	0.0

Options bought and sold (OTC)	985.3	9.7	10.7	0.0	0.0	0.0

Futures	14.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.6	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,473.5	63.5	78.6	19.6	0.2	0.1

Forwards	29.1	0.9	1.2	0.0	0.0	0.0

Options bought and sold (OTC)	32.3	0.6	0.6	0.0	0.0	0.0

Futures	0.9	0.0	0.0	0.0	0.0	0.0

Precious metals products	62.3	1.5	1.8	0.0	0.0	0.0

Forwards	5.5	0.6	0.0	0.0	0.0	0.0

Swaps	211.0	4.6	5.8	0.0	0.0	0.0

Options bought and sold (OTC)	214.9	11.4	11.1	0.0	0.0	0.0

Futures	74.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	338.2	13.7	14.1	0.0	0.0	0.0

Equity/index-related products	844.0	30.3	31.0	0.0	0.0	0.0

Credit derivatives [2]	1,694.4	30.6	29.8	0.0	0.0	0.0

Forwards	2.2	0.2	0.2	0.0	0.0	0.0

Swaps	55.3	3.6	3.1	0.0	0.0	0.0

Options bought and sold (OTC)	21.9	1.0	1.0	0.0	0.0	0.0

Futures	186.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	50.4	1.6	1.7	0.0	0.0	0.0

Other products [3]	316.5	6.4	6.0	0.0	0.0	0.0

Total derivative instruments	50,439.1	833.2	842.6	82.4	4.1	1.6

The notional amount for derivative instruments (trading and hedging) was CHF 50,521.5 billion as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 4Q11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,754.5	658.0	650.0	71.2	3.8	2.3

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,366.9	728.8	720.8	71.2	3.8	2.3

Forwards	2,133.0	29.7	30.7	17.4	0.1	0.0

Swaps	1,230.0	34.1	51.3	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,224.0	76.1	94.7	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.4	5.8	5.7	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.0	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.8	39.4	41.8	0.0	0.0	0.0

Credit derivatives [2]	2,042.7	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,908.1	925.2	933.8	88.6	3.9	2.3

The notional amount for derivative instruments (trading and hedging) was CHF 49,996.7 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	4Q12		4Q11

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	837.3	844.2	929.1	936.1

Counterparty netting [1]	(766.8)	(766.8)	(836.4)	(836.4)

Cash collateral netting [1]	(33.4)	(36.7)	(36.5)	(37.6)

Replacement values (trading and hedging) after netting agreements	37.1	40.7	56.2	62.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	33.2	39.5	52.5	60.1

of which recorded in other assets (PRV) and other liabilities (NRV)	3.9	1.2	3.7	2.0

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	4Q12	3Q12	4Q11	2012	2011

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	101	297	(15)	834	548

Foreign exchange products	1	(1)	4	(13)	20

Total	102	296	(11)	821	568

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(108)	(308)	10	(878)	(585)

Foreign exchange products	0	1	(2)	13	(20)

Total	(108)	(307)	8	(865)	(605)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(6)	(11)	(3)	(44)	(37)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	4Q12	3Q12	4Q11	2012	2011

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	8	0	8	0

Foreign exchange products	12	8	(6)	30	(6)

Total	12	16	(6)	38	(6)

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	0	0	0	31

Total	0	0	0	0	31

Details of cash flow hedges (CHF million)

Net gains/(losses) on the ineffective portion [2]	(1)	1	0	0	0

1 Included in commissions and fees. 2 Included in trading revenues.

As of the end of 4Q12, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 8 months.

The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 5 million.
Net investment hedges
in	4Q12	3Q12	4Q11	2012	2011

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	325	(205)	(385)	(81)	280

Total	325	(205)	(385)	(81)	280

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	(2)	0	0	75	4

Total	(2)	0	0	75	4

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

4Q12 (CHF billion)

Current net exposure	15.3	1.4	0.6	17.3

Collateral posted	13.4	1.4	–	14.8

Additional collateral required in a one-notch downgrade event	0.2	0.5	0.0	0.7

Additional collateral required in a two-notch downgrade event	0.4	1.5	0.5	2.4

4Q11 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.

Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 6.0 billion and CHF 4.8 billion as of the end of 4Q12 and 4Q11, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of 4Q12	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(423.2)	407.6		(15.6)	67.8	2.3

Non-investment grade	(167.5)	160.0		(7.5)	18.1	0.8

Total single-name instruments	(590.7)	567.6		(23.1)	85.9	3.1

of which sovereigns	(119.4)	117.0		(2.4)	10.4	(0.7)

of which non-sovereigns	(471.3)	450.6		(20.7)	75.5	3.8

Multi-name instruments (CHF billion)

Investment grade [2]	(193.6)	173.4		(20.2)	8.8	(0.5)

Non-investment grade	(30.7)	25.4	[3]	(5.3)	3.0	(2.8)

Total multi-name instruments	(224.3)	198.8		(25.5)	11.8	(3.3)

of which sovereigns	(13.5)	13.2		(0.3)	0.3	(0.1)

of which non-sovereigns	(210.8)	185.6		(25.2)	11.5	(3.2)

Total instruments (CHF billion)

Investment grade [2]	(616.8)	581.0		(35.8)	76.6	1.8

Non-investment grade	(198.2)	185.4		(12.8)	21.1	(2.0)

Total instruments	(815.0)	766.4		(48.6)	97.7	(0.2)

of which sovereigns	(132.9)	130.2		(2.7)	10.7	(0.8)

of which non-sovereigns	(682.1)	636.2		(45.9)	87.0	0.6

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

Credit protection sold/purchased (continued)

end of 4Q11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	4Q12	4Q11

Credit derivatives (CHF billion)

Credit protection sold	815.0	991.4

Credit protection purchased	766.4	929.0

Other protection purchased	97.7	95.8

Other instruments [1]	15.3	26.5

Total credit derivatives	1,694.4	2,042.7

1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

4Q12 (CHF billion)

Single-name instruments	130.3	351.6	108.8	590.7

Multi-name instruments	37.4	145.4	41.5	224.3

Total instruments	167.7	497.0	150.3	815.0

4Q11 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

4Q12 (CHF million)

Credit guarantees and similar instruments	10,104	2,729	12,833	12,446		167	2,166

Performance guarantees and similar instruments	5,160	4,371	9,531	8,793		139	3,336

Securities lending indemnifications	12,211	0	12,211	12,211		0	12,211

Derivatives [2]	21,197	14,218	35,415	35,415		985	–	[3]

Other guarantees	4,297	1,122	5,419	5,397		3	2,812

Total guarantees	52,969	22,440	75,409	74,262		1,294	20,525

4Q11 (CHF million)

Credit guarantees and similar instruments	3,273	4,075	7,348	6,613		50	2,455

Performance guarantees and similar instruments	5,598	4,706	10,304	9,394		73	3,381

Securities lending indemnifications	15,005	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	23,800	51,393	51,393		3,650	–	[3]

Other guarantees	3,972	1,003	4,975	4,939		4	2,268

Total guarantees	55,441	33,584	89,025	87,344		3,777	23,109

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the 2011 Partner Asset Facility (PAF2) transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The Group also has a credit support facility with this entity that requires the Group to provide funding to it in certain circumstances. Under the facility, the Group may be required to fund payments or costs related to amounts due by the entity under the CDS, and any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. The transaction overall is a four-year transaction, but can be extended to nine years. The Group has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

With respect to its outstanding repurchase claims balance for GSEs, private investors and non-agency securitizations, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because the Group has limited reliable information about the status of such loans following their sale. With respect to outstanding repurchase claims from private investors and non-agency securitizations, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued due to the Group’s limited history of resolving such repurchase claims.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2012 by counterparty type, the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 4Q12, 3Q12 and 2012, and the realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to December 31, 2012 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.6

Non-agency securitizations	130.1	[2]

Total	160.9

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold was USD 27.6 billion as of the end of 4Q12. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 4Q12 is attributable to borrower payments of USD 85.4 billion and losses of USD 17.1 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	4Q12					3Q12

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	62	467	1,147	1,676		71	448	851	1,370

New claims	14	3	754	771		8	32	501	541

Claims settled through repurchases	(1)	0	(2)	(3)	[1]	(3)	0	0	(3)	[1]

Other settlements	(3)	(6)	(19)	(28)	[2]	(8)	0	(5)	(13)	[2]

Total claims settled	(4)	(6)	(21)	(31)		(11)	0	(5)	(16)

Claims rescinded	(5)	0	0	(5)		(6)	(13)	0	(19)

Transfers to/from arbitration and litigation, net [3]	0	0	(485)	(485)		0	0	(200)	(200)

Balance at end of period	67	464	1,395	1,926		62	467	1,147	1,676

1 Settled at a repurchase price of USD 2 million and USD 4 million in 4Q12 and 3Q12, respectively. 2 Settled at USD 21 million and USD 10 million in 4Q12 and 3Q12, respectively. 3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.

	2012

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	68	432	243	743

New claims	58	57	2,032	2,147

Claims settled through repurchases	(7)	0	(7)	(14)	[1]

Other settlements	(15)	(7)	(32)	(54)	[2]

Total claims settled	(22)	(7)	(39)	(68)

Claims rescinded	(37)	(18)	0	(55)

Transfers to/from arbitration and litigation, net [3]	0	0	(841)	(841)

Balance at end of period	67	464	1,395	1,926

1 Settled at a repurchase price of USD 15 million. 2 Settled at USD 41 million. 3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	4Q12	3Q12	2012

Provisions for outstanding repurchase claims (USD million) [1]

Balance at beginning of period	53	56	59

Increase/(decrease) in provisions, net	25	11	52

Realized losses [2]	(23)	(14)	(56)

Balance at end of period [3]	55	53	55

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 28 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Primarily related to government-sponsored enterprises.

Realized losses from repurchase of residential mortgage loans sold
in	4Q12		3Q12		4Q11		2012		2011

Realized losses from repurchase of residential mortgage loans sold (USD million)

Realized losses	(23)	[1]	(14)	[2]	(12)	[2]	(56)	[2]	(17)	[3]

Includes indemnifications paid to resolve loan repurchase claims.
1 Primarily related to non-agency securitizations. 2 Primarily related to government-sponsored enterprises and non-agency securitizations. 3 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.

> Refer to “Note 28 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.

Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.

> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a description of these commitments.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

4Q12 (CHF million)

Irrevocable commitments under documentary credits	6,217	41	6,258		6,061		3,219

Loan commitments	169,462	67,648	237,110	[2]	231,639		153,460

Forward reverse repurchase agreements	45,556	0	45,556		45,556		45,556

Other commitments	949	1,612	2,561		2,561		131

Total other commitments	222,184	69,301	291,485		285,817		202,366

4Q11 (CHF million)

Irrevocable commitments under documentary credits	5,644	43	5,687		5,207		2,372

Loan commitments	157,701	62,859	220,560	[2]	215,343		144,278

Forward reverse repurchase agreements	28,885	0	28,885		28,885		28,885

Other commitments	1,457	2,151	3,608		3,608		33

Total other commitments	193,687	65,053	258,740		253,043		175,568

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 139,709 million and CHF 138,051 million of unused credit limits as of the end of 4Q12 and 4Q11, respectively, which were revocable at the Group's sole discretion upon notice to the client.

Note 25 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS and RMBS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2012 and 2011 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still had continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2012	2011

Gains and cash flows (CHF million)

CMBS
Net gain [1]	56	6

Proceeds from transfer of assets	6,156	974

Servicing fees	0	1

Cash received on interests that continue to be held	57	205

RMBS
Net gain [1]	3	65

Proceeds from transfer of assets	15,143	30,695

Purchases of previously transferred financial assets or its underlying collateral	(25)	(4)

Servicing fees	3	3

Cash received on interests that continue to be held	554	382

Other asset-backed financings
Net gain [1]	83	24

Proceeds from transfer of assets	591	1,268

Purchases of previously transferred financial assets or its underlying collateral [2]	(621)	(256)

Servicing fees	0	1

Cash received on interests that continue to be held	1,350	701

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.

> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2011 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 4Q12 and 4Q11, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	4Q12	4Q11

CHF million

CMBS
Principal amount outstanding	30,050	35,487

Total assets of SPE	45,407	52,536

RMBS
Principal amount outstanding	58,112	91,242

Total assets of SPE	60,469	95,297

Other asset-backed financings
Principal amount outstanding	32,805	35,233

Total assets of SPE	32,805	35,307

Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 26 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	4Q12							4Q11

at time of transfer			CMBS				RMBS			CMBS				RMBS

CHF million, except where indicated

Fair value of beneficial interests			761				2,219			57				5,095

of which level 2			654				2,090			42				4,695

of which level 3			107				129			15				399

Weighted-average life, in years			8.4				5.0			7.2				5.4

Prepayment speed assumption (rate per annum), in % [1]			–	[2]	0.1	-	34.9			–	[2]	9.0	-	34.9

Cash flow discount rate (rate per annum), in % [3]	0.8	-	10.7		0.1	-	25.7	2.9	-	10.6		0.5	-	71.2

Expected credit losses (rate per annum), in %	0.5	-	9.0		0.0	-	25.1	1.2	-	9.3		0.3	-	71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 4Q12 and 4Q11.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	4Q12											4Q11

			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]

CHF million, except where indicated

Fair value of beneficial interests			274				1,929			692				342				2,960			1,754

of which non-investment grade			90				342			686				133				688			1,513

Weighted-average life, in years			4.0				5.2			3.6				4.1				5.3			2.5

Prepayment speed assumption (rate per annum), in % [3]			–		0.1	-	27.6			–				–		0.1	-	30.0			–

Impact on fair value from 10% adverse change			–				(38.5)			–				–				(44.2)			–

Impact on fair value from 20% adverse change			–				(74.3)			–				–				(86.6)			–

Cash flow discount rate (rate per annum), in % [4]	1.1	-	50.2		0.2	-	42.8	0.7	-	51.7		2.3	-	50.1		0.3	-	49.1	0.7	-	58.7

Impact on fair value from 10% adverse change			(14.8)				(62.8)			(1.0)				(30.5)				(94.4)			(8.2)

Impact on fair value from 20% adverse change			(19.9)				(93.5)			(1.8)				(36.2)				(151.9)			(15.9)

Expected credit losses (rate per annum), in %	0.9	-	49.5		0.9	-	42.8	0.3	-	51.4		1.9	-	49.0		0.9	-	48.9	5.4	-	31.8

Impact on fair value from 10% adverse change			(14.4)				(55.9)			(0.8)				(29.8)				(83.6)			(6.8)

Impact on fair value from 20% adverse change			(19.2)				(80.3)			(1.6)				(34.8)				(131.5)			(13.2)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs within this category are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 4Q12 and 4Q11.
> Refer to “Note 27 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	4Q12	4Q11

CHF million

CMBS
Other assets	467	664

Liability to SPE, included in Other liabilities	(467)	(664)

RMBS
Other assets	0	12

Liability to SPE, included in Other liabilities	0	(12)

Other asset-backed financings
Trading assets	1,171	1,851

Other assets	913	1,475

Liability to SPE, included in Other liabilities	(2,084)	(3,326)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.

> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2011 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with new guidance.

The overall average maturity of the conduit’s outstanding CP was approximately 27 days and 18 days as of 4Q12 and 4Q11, respectively. As of 4Q12 and 4Q11, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto and equipment loans or leases, student loans, advance financing receivables and credit card receivables. As of 4Q12 and 4Q11, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.9 years and 2.5 years as of 4Q12 and 4Q11, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 4Q12 and 4Q11.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 4Q12	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,534	27	0	125	44	20	1,750

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117

Trading assets	1,064	196	14	1,861	565	997	4,697

Investment securities	0	23	0	0	0	0	23

Other investments	0	0	0	0	1,712	577	2,289

Net loans	0	4,360	859	0	405	429	6,053

Premises and equipment	0	0	0	0	509	72	581

Loans held-for-sale	7,324	0	3,110	0	71	0	10,505

Other assets	45	1,637	1	4	501	1,843	4,031

Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,807	3,938	30,046

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	247	247

Trading liabilities	20	0	0	0	4	101	125

Short-term borrowings	0	5,776	0	3	0	3,803	9,582

Long-term debt	9,944	14	3,608	500	38	428	14,532

Other liabilities	45	6	97	7	168	905	1,228

Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	210	5,484	25,714

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 4Q11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	564	82	646

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	741	263	1,828

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,888	3,222	29,789

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	158	493	746

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	388	2,432	23,252

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2011 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation

end of 4Q12	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	100	3,210	1,143	868	600	5,921

Net loans	8	111	2,148	3,572	1,668	7,507

Other assets	0	17	49	0	4	70

Total variable interest assets	108	3,338	3,340	4,440	2,272	13,498

Maximum exposure to loss (CHF million)

Maximum exposure to loss	108	14,123	3,575	4,906	3,039	25,751

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	5,163	103,990	52,268	22,304	15,491	199,216

		Financial intermediation

end of 4Q11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,395	10,301

Net loans	0	123	1,627	4,742	3,257	9,749

Other assets	0	0	32	0	391	423

Total variable interest assets	126	5,620	3,108	5,576	6,043	20,473

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,505	6,051	6,413	23,178

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,815	23,633	20,748	224,134

Note 26 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)

– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

Based on the Group’s regular review of observable parameters used in its pricing models, in 4Q12 the Group extended the adoption of overnight indexed swap discounting, instead of other reference rates such as LIBOR, to those businesses in fixed income where the adoption had not occurred and to certain equity derivatives, which resulted in a loss of CHF 27 million.

ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 4Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Cash and due from banks	0	569	0	0		569

Interest-bearing deposits with banks	0	627	0	0		627

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664

Debt	92	350	0	0		442

of which corporates	0	320	0	0		320

Equity	29,585	18	0	0		29,603

Securities received as collateral	29,677	368	0	0		30,045

Debt	55,592	74,391	5,888	0		135,871

of which foreign governments	53,918	11,032	79	0		65,029

of which corporates	1	25,932	3,192	0		29,125

of which RMBS	0	30,392	724	0		31,116

of which CMBS	0	4,335	1,023	0		5,358

of which CDO	0	2,620	447	0		3,067

Equity	66,664	7,746	485	0		74,895

Derivatives	3,428	823,016	6,650	(799,886)		33,208

of which interest rate products	703	698,297	1,859	–		–

of which foreign exchange products	1	62,717	754	–		–

of which equity/index-related products	2,538	25,820	1,920	–		–

of which credit derivatives	0	29,274	1,294	–		–

Other	7,203	2,736	2,486	0		12,425

Trading assets	132,887	907,889	15,509	(799,886)		256,399

Debt	2,066	1,168	169	0		3,403

of which foreign governments	1,583	1	21	0		1,605

of which corporates	0	720	125	0		845

of which CDO	0	447	23	0		470

Equity	4	90	1	0		95

Investment securities	2,070	1,258	170	0		3,498

Private equity	0	0	3,958	0		3,958

of which equity funds	0	0	2,633	0		2,633

Hedge funds	0	470	165	0		635

of which debt funds	0	349	84	0		433

Other equity investments	271	69	2,243	0		2,583

of which private	0	61	2,245	0		2,306

Life finance instruments	0	0	1,818	0		1,818

Other investments	271	539	8,184	0		8,994

Loans	0	13,381	6,619	0		20,000

of which commercial and industrial loans	0	6,191	4,778	0		10,969

of which financial institutions	0	5,934	1,530	0		7,464

Other intangible assets (mortgage servicing rights)	0	0	43	0		43

Other assets	5,439	26,912	5,164	(240)		37,275

of which loans held-for-sale	0	14,899	4,463	0		19,362

Total assets at fair value	170,344	1,065,207	35,689	(800,126)		471,114

Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)

Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	170,104	1,056,339	29,652	(800,126)		455,969

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,413	0	0		3,413

Customer deposits	0	4,618	25	0		4,643

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784

Debt	92	350	0	0		442

of which corporates	0	320	0	0		320

Equity	29,585	18	0	0		29,603

Obligations to return securities received as collateral	29,677	368	0	0		30,045

Debt	25,782	7,014	196	0		32,992

of which foreign governments	25,623	1,476	0	0		27,099

of which corporates	0	5,030	196	0		5,226

Equity	17,912	389	6	0		18,307

Derivatives	3,173	834,228	5,154	(803,038)		39,517

of which interest rate products	628	693,430	1,357	–		–

of which foreign exchange products	1	76,963	1,648	–		–

of which equity/index-related products	2,305	27,684	1,003	–		–

of which credit derivatives	0	28,952	819	–		–

Trading liabilities	46,867	841,631	5,356	(803,038)		90,816

Short-term borrowings	0	4,389	124	0		4,513

Long-term debt	218	55,068	10,098	0		65,384

of which treasury debt over two years	0	10,565	0	0		10,565

of which structured notes over two years	0	22,543	6,189	0		28,732

of which non-recourse liabilities	218	11,006	2,551	0		13,775

Other liabilities	0	24,399	2,848	(376)		26,871

of which failed sales	0	2,523	1,160	0		3,683

Total liabilities at fair value	76,762	1,042,670	18,451	(803,414)		334,469

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,241	52,766	10,028	0		145,035

of which foreign governments	61,507	8,123	358	0		69,988

of which corporates	340	27,622	5,076	0		33,038

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,398	9,039	467	0		66,904

Derivatives	6,455	909,156	9,587	(872,650)		52,548

of which interest rate products	2,017	724,203	2,547	–		–

of which foreign exchange products	1	75,091	1,040	–		–

of which equity/index-related products	3,929	32,734	2,732	–		–

of which credit derivatives	0	61,120	2,171	–		–

Other	9,235	3,635	2,196	0		15,066

Trading assets	155,329	974,596	22,278	(872,650)		279,553

Debt	3,649	1,315	102	0		5,066

of which foreign governments	3,302	0	18	0		3,320

of which corporates	0	748	43	0		791

of which CDO	0	566	41	0		607

Equity	9	83	0	0		92

Investment securities	3,658	1,398	102	0		5,158

Private equity	0	0	4,306	0		4,306

of which equity funds	0	0	3,136	0		3,136

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	424	50	2,504	0		2,978

of which private	0	40	2,504	0		2,544

Life finance instruments	0	0	1,969	0		1,969

Other investments	424	282	9,045	0		9,751

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	23,050	7,469	(205)		35,765

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,914	1,174,998	47,203	(872,855)		540,260

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	190,619	1,165,595	39,256	(872,855)		522,615

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,721	0	0		2,721

Customer deposits	0	4,599	0	0		4,599

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligations to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,681	9,301	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,251	7,315	(873,684)		60,165

of which interest rate products	1,941	717,248	1,588	–		–

of which foreign exchange products	1	91,846	2,836	–		–

of which equity/index-related products	3,809	37,018	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,088	930,013	7,343	(873,684)		127,760

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	57,529	12,715	0		70,366

of which treasury debt over two years	0	14,228	0	0		14,228

of which structured notes over two years	0	19,692	7,576	0		27,268

of which non-recourse liabilities	122	10,564	3,585	0		14,271

Other liabilities	0	27,536	3,891	(335)		31,092

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,262	1,166,138	24,378	(874,019)		406,759

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2
Effective January 2012, the FASB amended the disclosure requirements for the Group’s reporting of transfers between level 1 and level 2. As this requirement is not retrospective, comparable data is not presented for prior periods. Previously, only significant transfers were required to be disclosed and such transfers between level 1 and level 2 were not significant in 2011.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2012, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivative instruments as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in RMBS in 4Q12 as pricing inputs became less observable.

Transfers between level 1 and level 2
2012	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2

Assets (CHF million)

Debt	318	23,632

Equity	209	650

Derivatives	5,510	20

Trading assets	6,037	24,302

Liabilities (CHF million)

Debt	87	34

Equity	100	226

Derivatives	6,441	72

Trading liabilities	6,628	332

Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

2012	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	(1,174)	0		(28)	0		0	(2)	0

Securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0

Debt	10,028	2,312	(5,035)	7,479	(8,826)	0	0	72		129	(4)		0	(267)	5,888

of which corporates	5,076	1,113	(3,609)	5,210	(4,745)	0	0	49		278	(4)		0	(176)	3,192

of which RMBS	1,786	831	(958)	937	(1,924)	0	0	18		60	0		0	(26)	724

of which CMBS	1,517	188	(262)	664	(809)	0	0	(4)		(228)	0		0	(43)	1,023

of which CDO	727	158	(121)	483	(851)	0	0	(4)		67	0		0	(12)	447

Equity	467	419	(100)	377	(611)	0	0	0		(63)	0		0	(4)	485

Derivatives	9,587	1,465	(2,175)	0	0	1,007	(3,262)	60		163	0		0	(195)	6,650

of which interest rate products	2,547	168	(686)	0	0	303	(976)	47		515	0		0	(59)	1,859

of which equity/index-related products	2,732	681	(844)	0	0	346	(844)	(31)		(56)	0		0	(64)	1,920

of which credit derivatives	2,171	592	(544)	0	0	161	(914)	43		(179)	0		0	(36)	1,294

Other	2,196	179	(366)	2,842	(2,290)	0	0	2		(3)	0		0	(74)	2,486

Trading assets	22,278	4,375	(7,676)	10,698	(11,727)	1,007	(3,262)	134		226	(4)		0	(540)	15,509

Investment securities	102	0	0	94	(17)	0	0	0		0	0		0	(9)	170

Equity	7,076	4	(61)	880	(1,918)	0	0	0		2	0		567	(184)	6,366

Life finance instruments	1,969	0	0	102	(274)	0	0	0		72	0		0	(51)	1,818

Other investments	9,045	4	(61)	982	(2,192)	0	0	0		74	0		567	(235)	8,184

Loans	6,842	605	(642)	509	(1,286)	4,490	(3,473)	15		(250)	0		0	(191)	6,619

of which commercial and industrial loans	4,559	537	(391)	275	(469)	3,084	(2,773)	15		76	0		0	(135)	4,778

of which financial institutions	2,179	64	(248)	218	(745)	1,078	(672)	(1)		(293)	0		0	(50)	1,530

Other intangible assets	70	0	0	11	(16)	0	0	0		0	0		(20)	(2)	43

Other assets	7,469	2,509	(2,949)	3,007	(3,356)	298	(2,319)	128		580	0		0	(203)	5,164

of which loans held-for-sale [2]	6,901	2,471	(2,948)	2,801	(3,182)	298	(2,319)	127		486	0		0	(172)	4,463

Total assets at fair value	47,203	7,493	(11,516)	15,301	(18,594)	5,795	(10,228)	277		602	(4)		547	(1,187)	35,689

Liabilities (CHF million)

Customer deposits	0	0	0	0	0	25	0	0		0	0		0	0	25

Obligation to return securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0

Trading liabilities	7,343	1,294	(1,783)	94	(346)	853	(2,599)	151		505	0		0	(156)	5,356

of which interest rate derivatives	1,588	230	(754)	0	0	115	(194)	75		340	0		0	(43)	1,357

of which foreign exchange derivatives	2,836	3	(178)	0	0	1	(1,037)	24		48	0		0	(49)	1,648

of which equity/index-related derivatives	1,022	132	(262)	0	0	537	(315)	(16)		(61)	0		0	(34)	1,003

of which credit derivatives	1,520	700	(571)	0	0	88	(939)	79		(36)	0		0	(22)	819

Short-term borrowings	236	23	(96)	0	0	288	(332)	(3)		14	0		0	(6)	124

Long-term debt	12,715	2,616	(4,044)	0	0	4,015	(6,043)	182		989	(4)		0	(328)	10,098

of which structured notes over two years	7,576	789	(1,668)	0	0	1,925	(2,867)	32		604	(4)		0	(198)	6,189

of which non-recourse liabilities	3,585	1,701	(2,225)	0	0	1,473	(2,312)	144		275	0		0	(90)	2,551

Other liabilities	3,891	246	(315)	321	(1,322)	2	(219)	(15)		74	0		279	(94)	2,848

of which failed sales	1,909	136	(47)	302	(1,260)	0	0	0		153	0		0	(33)	1,160

Total liabilities at fair value	24,378	4,179	(6,426)	415	(1,668)	5,183	(9,193)	315		1,582	(4)		279	(589)	18,451

Net assets/(liabilities) at fair value	22,825	3,314	(5,090)	14,886	(16,926)	612	(1,035)	(38)		(980)	0		268	(598)	17,238

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized gains recorded in trading revenues of CHF 307 million primarily related to sub-prime exposures in the RMBS and CMBS businesses and market movements across the wider loans held-for-sale portfolio.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

								Trading revenues			Other revenues

2011	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	(24)	27	0	0	0	(1)		(2)	0		0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(11)	0	0	55	(45)	0		4	0		0	4	1,204

Securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Debt	11,013	3,405	(3,043)	10,382	(11,218)	0	0	1		(467)	0		0	(45)	10,028

of which corporates	3,803	931	(706)	5,484	(4,574)	0	0	34		49	0		0	55	5,076

of which RMBS	3,264	1,704	(1,277)	2,820	(4,230)	0	0	(37)		(361)	0		0	(97)	1,786

of which CMBS	1,861	324	(237)	831	(1,072)	0	0	(2)		(181)	0		0	(7)	1,517

of which CDO	1,135	370	(625)	712	(907)	0	0	16		33	0		0	(7)	727

Equity	622	309	(515)	726	(668)	0	0	35		(47)	0		0	5	467

Derivatives	8,719	2,998	(2,311)	0	0	777	(3,085)	22		2,436	0		0	31	9,587

of which interest rate products	2,072	815	(142)	0	0	133	(599)	13		266	0		0	(11)	2,547

of which equity/index-related products	2,300	665	(796)	0	0	272	(184)	(21)		455	0		0	41	2,732

of which credit derivatives	2,725	1,216	(1,267)	0	0	85	(2,051)	31		1,453	0		0	(21)	2,171

Other	2,018	194	(433)	2,806	(2,300)	0	(43)	(7)		(67)	0		0	28	2,196

Trading assets	22,372	6,906	(6,302)	13,914	(14,186)	777	(3,128)	51		1,855	0		0	19	22,278

Investment securities	79	2	0	48	(18)	0	(4)	0		0	0		0	(5)	102

Equity	9,591	26	(74)	1,013	(4,720)	0	0	0		30	0		1,271	(61)	7,076

Life finance instruments	1,844	0	0	79	(83)	0	0	0		116	0		0	13	1,969

Other investments	11,435	26	(74)	1,092	(4,803)	0	0	0		146	0		1,271	(48)	9,045

Loans	6,258	1,560	(1,367)	1,335	(978)	2,483	(2,338)	18		(122)	0		0	(7)	6,842

of which commercial and industrial loans	3,558	1,411	(854)	447	(521)	1,984	(1,494)	2		(2)	0		0	28	4,559

of which financial institutions	2,195	149	(240)	836	(353)	371	(608)	(1)		(143)	0		0	(27)	2,179

Other intangible assets	66	0	0	23	0	0	0	0		0	0		(19)	0	70

Other assets	9,253	6,198	(6,988)	4,730	(5,534)	1,570	(1,442)	(105)		(161)	0		1	(53)	7,469

of which loans held-for-sale	8,932	5,988	(6,974)	4,426	(5,180)	1,569	(1,443)	(105)		(255)	0		0	(57)	6,901

Total assets at fair value	50,660	14,893	(14,766)	21,169	(25,519)	4,885	(6,964)	(37)		1,720	0		1,253	(91)	47,203

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(293)	0	0	0	(199)	(4)		0	0		0	(11)	0

Obligation to return securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Trading liabilities	9,200	1,276	(2,062)	214	(290)	502	(1,928)	203		259	0		0	(31)	7,343

of which interest rate derivatives	1,341	91	(45)	0	0	2	(193)	(4)		383	0		0	13	1,588

of which foreign exchange derivatives	2,941	48	(135)	0	0	17	(704)	7		655	0		0	7	2,836

of which equity/index-related derivatives	2,940	113	(716)	0	0	153	(348)	181		(1,236)	0		0	(65)	1,022

of which credit derivatives	1,256	949	(1,072)	0	0	136	(414)	19		622	0		0	24	1,520

Short-term borrowings	123	64	(23)	0	0	320	(229)	1		(24)	0		0	4	236

Long-term debt	16,797	7,346	(8,522)	0	0	6,253	(8,383)	(166)		(490)	0		0	(120)	12,715

of which structured notes over two years	9,488	1,911	(2,109)	0	0	2,921	(3,566)	(55)		(932)	0		0	(82)	7,576

of which non-recourse liabilities	6,825	5,187	(6,213)	0	0	2,609	(4,393)	(117)		(215)	0		0	(98)	3,585

Other liabilities	3,734	663	(383)	290	(437)	17	(245)	(45)		181	0		128	(12)	3,891

of which failed sales	1,849	607	(345)	237	(403)	0	0	(11)		(20)	0		0	(5)	1,909

Total liabilities at fair value	30,361	9,550	(11,283)	504	(727)	7,092	(10,991)	(11)		(74)	0		128	(171)	24,378

Net assets/(liabilities) at fair value	20,299	5,343	(3,483)	20,665	(24,792)	(2,207)	4,027	(26)		1,794	0		1,125	80	22,825

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2012				2011

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(1,018)	268	(750)	[1]	1,768	1,125	2,893	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,209)	(82)	(1,291)		546	(32)	514

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 2012 were CHF 7,493 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the equity derivatives, private equity, corporate credit, corporate bank and securitized products (consolidated SPE positions) businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2012 were CHF 11,516 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the equity derivatives, private equity, securitized products (consolidated SPE positions), corporate credit, rates and CMBS businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Transfers into level 3 assets during 4Q12 were CHF 1,916 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit and private equity businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 4Q12 were CHF 1,536 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the private equity, corporate credit and rates businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spreads.

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are no significant observable inputs are valued using price, capitalization rate and internal rate of return. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instrument. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, credit spreads, basis spreads and mean reversion.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability and gap risk.

Generally, the interrelationship between the volatility, correlation and credit spreads inputs are positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spreads, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of life expectancy, while for RMBS loans it is price. For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. As of December 31, 2012, the fair value of investments valued at an amount other than NAV where it is probable they will be sold was CHF 576 million. The remaining actions to complete the sales include steps that are usual and customary for sales of such investments in the secondary market. Substantial increases (decreases) in the NAV for private equity and hedge funds would result in a higher (lower) fair value.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spreads, contingent probability and EBITDA multiples. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spreads and price.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.

Generally, the interrelationship between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of basis spread, buyback probability, EBITDA multiple, life expectancy (for life finance instruments), correlation, recovery rate, price, skew, volatility and contingent probability, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of prepayment rate, capitalization rate, internal rate of return, gap risk, default rate, discount rate, loss severity, credit spread and life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would decrease the fair value.

For level 3 liabilities an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would decrease the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the range of minimum and maximum values of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 4Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Debt	5,888

of which corporates	3,192

of which	754	Option model	Correlation, in %		(87)	97

			Buyback probability, in %	[1]	50	100

of which	797	Market comparable	Price, in %		0	146

of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439

of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50

			Prepayment rate, in %		0	55

			Default rate, in %		0	25

			Loss severity, in %		0	100

of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12

			Internal rate of return, in %		9	15

			Discount rate, in %		2	35

			Prepayment rate, in %		0	10

			Default rate, in %		0	40

			Loss severity, in %		0	90

of which CDO	447

of which	193	Vendor price	Price, in %		0	102

of which	123	Discounted cash flow	Discount rate, in %		2	35

			Prepayment rate, in %		0	40

			Default rate, in %		0	25

			Loss severity, in %		0	100

of which	78	Market comparable	Price, in %		80	93

1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q12	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value

CHF million, except where indicated

Equity	485

of which	237	Market comparable		EBITDA multiple		3		12

of which	26	Discounted cash flow		Capitalization rate, in %		7		7

Derivatives	6,650

of which interest rate products	1,859	Option model		Correlation, in %		17		100

				Prepayment rate, in %		2		45

				Volatility, in %		(5)		31

				Credit spread, in bp		34		157

of which equity/index-related products	1,920	Option model		Correlation, in %		(87)		97

				Volatility, in %		2		157

of which credit derivatives	1,294	Discounted cash flow		Credit spread, in bp		1		5,843

				Recovery rate, in %		0		75

				Discount rate, in %		2		35

				Default rate, in %		0		25

				Loss severity, in %		0		100

				Correlation, in %		30		97

				Prepayment rate, in %		0		40

Other	2,486

of which	1,891	Market comparable		Price, in %		0		103

of which	564	Discounted cash flow		Life expectancy, in years		4		20

Trading assets	15,509

Investment securities	170	–		–		–		–

Private equity	3,958	–	[1]	–	[1]	–	[1]	–	[1]

Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]

Other equity investments	2,243

of which private	2,245

of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049

				Contingent probability, in %		50		50

of which	903	Market comparable		EBITDA multiple		2		13

Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23

Other investments	8,184

Loans	6,619

of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763

of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888

Other intangible assets (mortgage servicing rights)	43	–		–		–		–

Other assets	5,164

of which loans held-for-sale	4,463

of which	2,031	Vendor price		Price, in %		0		103

of which	328	Discounted cash flow		Credit spread, in bp		20		1,458

of which	2,009	Market comparable		Price, in %		0		115

Total level 3 assets at fair value	35,689

1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 4Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Customer deposits	25	–	–		–	–

Trading liabilities	5,356

of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54

			Correlation, in %		17	100

			Mean reversion, in %	[1]	(33)	5

			Prepayment rate, in %		4	45

of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70

			Prepayment rate, in %		4	22

of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97

			Skew, in %		56	128

			Volatility, in %		2	157

			Buyback probability, in %	[2]	50	100

			Gap risk, in %	[3]	0	4

of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843

			Discount rate, in %		2	35

			Default rate, in %		0	25

			Recovery rate, in %		0	77

			Loss severity, in %		0	100

			Correlation, in %		0	47

			Prepayment rate, in %		0	40

Short-term borrowings	124	–	–		–	–

Long-term debt	10,098

of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97

			Volatility, in %		2	157

			Buyback probability, in %	[2]	50	100

			Gap risk, in %	[3]	0	12

of which non-recourse liabilities	2,551

of which	2,255	Vendor price	Price, in %		0	103

of which	230	Market comparable	Price, in %		0	87

Other liabilities	2,848

of which failed sales	1,160

of which	646	Market comparable	Price, in %		0	100

of which	290	Discounted cash flow	Credit spread, in bp		0	1,532

Total level 3 liabilities at fair value	18,451

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.

Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Life expectancy
Life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to ten years.

The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 4Q12	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	127		38		165	0

Equity funds	52		3,810	[1]	3,862	0

Equity funds sold short	0		(111)		(111)	0

Total funds held in trading assets and liabilities	179		3,737		3,916	0

Debt funds	69		364		433	157

Equity funds	3		43		46	0

Others	3		153		156	46

Hedge funds	75		560	[2]	635	203

Debt funds	97		0		97	17

Equity funds	2,633		0		2,633	724

Real estate funds	382		0		382	131

Others	846		0		846	198

Private equities	3,958		0		3,958	1,070

Equity method investments	385		0		385	0

Total funds held in other investments	4,418		560		4,978	1,273

Total fair value	4,597	[3]	4,297	[4]	8,894	1,273	[5]

1 57% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on an annual basis with a notice period primarily of more than 60 days, 13% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days. 2 66% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 19% is redeemable on demand with a notice period primarily of less than 30 days and 11% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 1,958 million attributable to noncontrolling interests. 4 Includes CHF 107 million attributable to noncontrolling interests. 5 Includes CHF 418 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 4Q11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	3,136		0		3,136	954

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equities	4,306		0		4,306	1,403

Equity method investments	360		0		360	0

Total funds held in other investments	4,733		431		5,164	1,677

Total fair value	4,818	[3]	5,278	[4]	10,096	1,677	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	4Q12	4Q11

Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)

Assets held-for-sale recorded at fair value on a nonrecurring basis	0.5	0.7

of which level 3	0.5	0.7

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	4Q12			4Q11

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	920	3,810	(2,890)	807	3,277	(2,470)

Financial instruments (CHF million)

Interest-bearing deposits with banks	627	615	12	405	404	1

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,664	113,196	468	158,673	157,889	784

Loans	20,000	20,278	(278)	20,694	21,382	(688)

Other assets [1]	22,060	29,787	(7,727)	20,511	30,778	(10,267)

Due to banks and customer deposits	(531)	(493)	(38)	(610)	(620)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(108,784)	(108,701)	(83)	(136,483)	(136,396)	(87)

Short-term borrowings	(4,513)	(4,339)	(174)	(3,547)	(3,681)	134

Long-term debt	(65,384)	(66,998)	1,614	(70,366)	(79,475)	9,109

Other liabilities	(3,683)	(6,186)	2,503	(5,730)	(8,210)	2,480

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2012		2011

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Cash and due from banks	(13)	[2]	–

of which related to credit risk	(13)		–

Interest-bearing deposits with banks	12	[1]	0

of which related to credit risk	3		0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,183	[1]	1,698	[1]

Other trading assets	10	[2]	10	[2]

Other investments	144	[3]	196	[2]

of which related to credit risk	34		(14)

Loans	925	[1]	(1,105)	[2]

of which related to credit risk	318		(256)

Other assets	2,641	[1]	476	[1]

of which related to credit risk	355		(332)

Due to banks and customer deposits	(22)	[1]	(2)	[1]

of which related to credit risk	8		45

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(114)	[1]	(575)	[1]

Short-term borrowings	(350)	[2]	91	[2]

of which related to credit risk [4]	0		(2)

Long-term debt	(7,905)	[2]	2,342	[2]

of which related to credit risk [4]	(2,552)		1,909

Other liabilities	826	[2]	(286)	[2]

of which related to credit risk	912		(348)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (1,663) million and CHF (931) million in 2012, respectively, and CHF 1,210 million and CHF 697 million in 2011, respectively.

Disclosures about the fair value of financial instruments not carried at fair value in the consolidated balance sheet
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations. Beginning in January 2012, US GAAP requires the disclosure of the fair values of these financial instruments within the fair value hierarchy prospectively.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value

end of 4Q12		Level 1	Level 2	Level 3	Total

Financial assets (CHF million)

Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	69,791	0	69,764	27	69,791

Loans	218,281	0	221,030	4,482	225,512

Other financial assets	132,147	63,900	66,798	1,772	132,470

Financial liabilities (CHF million)

Due to banks and deposits	331,270	200,838	130,313	9	331,160

Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939

Short-term borrowings	14,128	0	14,131	0	14,131

Long-term debt	82,750	0	79,846	4,546	84,392

Other financial liabilities	89,361	0	88,121	1,171	89,292

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Carrying value and fair value of financial instruments not carried at fair value (continued)
end of 4Q11	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,290	78,290

Loans	208,963	213,228

Other financial assets [1]	186,294	186,333

Financial liabilities (CHF million)

Due to banks and deposits	346,228	346,147

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,076	40,076

Short-term borrowings	22,569	22,570

Long-term debt	92,289	89,172

Other financial liabilities [2]	96,844	96,844

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.

end of	4Q12	4Q11

Assets pledged (CHF million)

Total assets pledged or assigned as collateral	151,419	157,856

of which encumbered	90,745	96,922

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

end of	4Q12	4Q11

Collateral (CHF million)

Fair value of collateral received with the right to sell or repledge	402,793	373,657

of which sold or repledged	292,514	332,718

Note 28 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 and updated in quarterly reports and below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further increases or releases of litigation provisions may be necessary in the future as developments in such litigations, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 2.9 billion.

In 4Q12, the Group recorded net litigation provisions of CHF 134 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, including those proceedings brought by regulators or other governmental authorities, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

NCFE-related litigation
Since February 2003, lawsuits have been pending against Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. From December 2000 through November 2002, an affiliate of CSS LLC acted as administrative agent for, and entered into participation agreements in, an asset-backed liquidity facility issued by NCFE that was also to be collateralized by health-care receivables. On October 26, 2012, the US District Court for the Southern District of Ohio issued a decision which granted CSS LLC’s summary judgment motion to dismiss all the claims brought by an investor in NCFE preferred stock. On November 21, 2012, that equity investor filed a notice of appeal of that decision to the US Court of Appeals for the Sixth Circuit. On November 28, 2012, the US District Court for the Southern District of New York (SDNY), where all the remaining NCFE bond investor lawsuits have been consolidated for trial, issued an order providing that trial of the bond investor cases would begin April 1, 2013. On December 28, 2012, the SDNY issued an order in the bond investor lawsuits directing all parties to engage in settlement discussion in advance of trial. On January 25, 2013, the SDNY issued an order in the bond investor lawsuits holding that in the event CSS LLC or its affiliate in the litigation, and NCFE’s former CEO Lance Poulsen, the only other remaining defendant, are ultimately found liable on certain of the claims at trial, the remaining defendants, including CSS LLC and/or its affiliate, would be jointly and severally liable for the losses relating to those claims, subject to an appropriate reduction for settlements entered into by the bond investors and former defendants.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

On November 16, 2012, CSS LLC and certain of its affiliates settled an administrative proceeding with the US Securities and Exchange Commission (SEC), which involved potential claims against them relating to settlements of claims against originators involving loans included in a number of their securitizations, by agreeing to pay approximately USD 120 million. This settlement also covered allegations with respect to two residential mortgage-backed securities (RMBS) issued in 2006 that CSS LLC and such affiliates made misstatements in SEC filings regarding when they would repurchase mortgage loans from trusts if borrowers missed the first payment due. CSS LLC and such affiliates agreed to an order, without admitting or denying the allegations, requiring them to cease and desist from violations of Section 17(a)(2) and (3) of the Securities Act of 1933 and requiring one such affiliate to cease and desist from violations of Section 15(d) of the Securities Exchange Act of 1934. A separate possible action, which involved potential claims against CSS LLC relating to due diligence conducted for two mortgage-backed securitizations and corresponding disclosures, formally was closed by the SEC, without any enforcement action, on November 19, 2012.

Following an investigation, on November 20, 2012, the New York Attorney General, on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, seeks an unspecified amount of damages, and is at an early procedural point.

Class action litigations
On November 16, 2012, the SDNY denied, without prejudice to renewal at a later date, plaintiff’s motion for reconsideration of the court’s June 21, 2010 decision on defendants’ motion to dismiss in In re IndyMac Mortgage-Backed Securities Litigation. The motion sought to reinstate claims with respect to previously-dismissed RMBS offerings, including 18 additional RMBS offerings underwritten by CSS LLC, with an aggregate principal amount of USD 6.0 billion for which CSS LLC served as an underwriter. In this action, CSS LLC is named along with numerous other underwriters and individual defendants related to approximately USD 9.0 billion of IndyMac RMBS offerings. CSS LLC served as an underwriter with respect to approximately 32% of the IndyMac RMBS at issue or approximately USD 2.9 billion. In Tsereteli v. Residential Asset Securitization Trust 2006-A8, on November 8, 2012, the US Court of Appeals for the Second Circuit decided to hear CSS LLC’s interlocutory appeal of the SDNY order granting plaintiff’s motion for class certification. In Genesee County Employees' Retirement System v. Thornburg Mortgage, Inc., all defendants, including CSS LLC, have agreed to a settlement in principle in the aggregate amount of USD 11.25 million, which is subject to court approval. In New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, on January 23, 2013 the SDNY granted in part and denied in part plaintiff’s motion for reconsideration of the court’s March 29, 2010 decision on defendants’ motion to dismiss. The motion sought to reinstate claims with respect to three previously-dismissed RMBS offerings with an aggregate principal amount of approximately USD 1.6 billion for which CSS LLC and certain of its affiliates served as sponsor and underwriter. In its ruling, the court permitted claims related to one RMBS offering with a principal amount of approximately USD 825 million to be reinstated, while not permitting the other two offerings to be reinstated. This action therefore now relates to two RMBS offerings totaling approximately USD 1.6 billion sponsored and underwritten by the Credit Suisse defendants.

Individual investor actions
In connection with being an RMBS issuer, sponsor, depositor and underwriter, CSS LLC and certain of its affiliates have been named as the only defendants in an action brought by The Prudential Insurance Company of America and affiliated entities, on November 21, 2012, in the US District Court for the District of New Jersey, in which claims against CSS LLC and its affiliates relate to approximately USD 466 million of RMBS. On December 14, 2012, Royal Park Investments SA/NV filed a complaint relating to its claims against CSS LLC and certain of its affiliates, reducing the RMBS at issue by approximately USD 43 million to approximately USD 360 million (approximately 4% of the USD 8.4 billion at issue against all banks). On December 21, 2012, the SDNY entered an order of discontinuance, discontinuing Federal Housing Finance Agency (FHFA) v. General Electric Company, one of FHFA’s five actions against CSS LLC relating to an aggregate of approximately USD 5.2 billion of RMBS, as a result of a settlement. On January 3, 2013, the SDNY entered an order of voluntary dismissal with prejudice, dismissing Stichting Pensioenfonds ABP v. JPMorgan Chase & Co., in which claims against CSS LLC related to an unstated amount of RMBS, as a result of a settlement. On January 11, 2013, the Indiana state court presiding in the action brought by the Federal Home Loan Bank of Indianapolis dismissed with prejudice claims pertaining to one RMBS offering on which CSS LLC and certain of its affiliates were sued, reducing the RMBS at issue relating to claims against CSS LLC and its affiliates by USD 165 million.

Monoline insurer disputes
On January 15, 2013, the SCNY, Appellate Division, First Department, issued an order reinstating the demands for jury trial made by monoline insurers MBIA Insurance Corp. and Ambac Assurance Corp. in their respective actions against CSS LLC and certain of its affiliates.

Repurchase litigations
On October 30, 2012, Home Equity Mortgage Trust Series 2006-5 filed an action against DLJ Mortgage Capital, Inc. (DLJ), in which plaintiff alleges damages of not less than USD 497 million. On November 29, 2012, Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, filed an action against DLJ and another defendant, in which no damages amount is alleged. On November 30, 2012, Home Equity Asset Trust, Series 2006-8, filed an action against DLJ, in which no damages amount is alleged. On January 25, 2013, the SCNY consolidated into one action the three actions that were brought by the FHFA, as conservator for Freddie Mac, on behalf of the respective Trustees of Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7. On February 1, 2013, Home Equity Asset Trust 2007-1 filed an action against DLJ, in which no damages amount is alleged. These actions are in the SCNY and allege that defendants breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements.

Note 29 Subsidiary guarantee information
Five wholly-owned finance subsidiaries of the Group, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.

On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,801	2,912		4,713	13		117		4,843

Interest expense	(1,149)	(1,666)		(2,815)	(13)		(75)		(2,903)

Net interest income	652	1,246		1,898	0		42		1,940

Commissions and fees	1,150	2,336		3,486	1		60		3,547

Trading revenues	132	(269)		(137)	0		(10)		(147)

Other revenues	187	252		439	376	[2]	(355)		460

Net revenues	2,121	3,565		5,686	377		(263)		5,800

Provision for credit losses	(1)	38		37	0		33		70

Compensation and benefits	805	1,906		2,711	5		4		2,720

General and administrative expenses	502	1,373		1,875	(24)		44		1,895

Commission expenses	77	373		450	0		6		456

Total other operating expenses	579	1,746		2,325	(24)		50		2,351

Total operating expenses	1,384	3,652		5,036	(19)		54		5,071

Income/(loss) before taxes	738	(125)		613	396		(350)		659

Income tax expense/(benefit)	280	(87)		193	(1)		1		193

Net income/(loss)	458	(38)		420	397		(351)		466

Net income/(loss) attributable to noncontrolling interests	30	(235)		(205)	0		274		69

Net income/(loss) attributable to shareholders	428	197		625	397		(625)		397

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	458	(38)		420	397	(351)		466

Gains/(losses) on cash flow hedges	0	0		0	12	0		12

Foreign currency translation	(571)	(321)		(892)	0	6		(886)

Unrealized gains/(losses) on securities	0	(11)		(11)	0	6		(5)

Actuarial gains/(losses)	(15)	26		11	0	(243)		(232)

Net prior service cost	(1)	1		0	0	300		300

Other comprehensive income/(loss), net of tax	(587)	(305)		(892)	12	69		(811)

Comprehensive income/(loss)	(129)	(343)		(472)	409	(282)		(345)

Comprehensive income/(loss) attributable to noncontrolling interests	(77)	(338)		(415)	0	378		(37)

Comprehensive income/(loss) attributable to shareholders	(52)	(5)		(57)	409	(660)		(308)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,838	3,115		4,953	36		104		5,093

Interest expense	(1,075)	(2,326)		(3,401)	(34)		(1)		(3,436)

Net interest income	763	789		1,552	2		103		1,657

Commissions and fees	645	2,048		2,693	2		62		2,757

Trading revenues	(541)	417		(124)	1		96		(27)

Other revenues	89	(25)		64	(657)	[2]	694		101

Net revenues	956	3,229		4,185	(652)		955		4,488

Provision for credit losses	3	78		81	0		16		97

Compensation and benefits	885	2,233		3,118	7		(104)		3,021

General and administrative expenses	436	1,442		1,878	(24)		25		1,879

Commission expenses	74	400		474	0		6		480

Total other operating expenses	510	1,842		2,352	(24)		31		2,359

Total operating expenses	1,395	4,075		5,470	(17)		(73)		5,380

Income/(loss) before taxes	(442)	(924)		(1,366)	(635)		1,012		(989)

Income tax expense/(benefit)	(199)	(265)		(464)	2		65		(397)

Net income/(loss)	(243)	(659)		(902)	(637)		947		(592)

Net income attributable to noncontrolling interests	(7)	50		43	0		2		45

Net income/(loss) attributable to shareholders	(236)	(709)		(945)	(637)		945		(637)

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	(243)	(659)		(902)	(637)	947		(592)

Gains/(losses) on cash flow hedges	0	(9)		(9)	4	(1)		(6)

Foreign currency translation	803	97		900	0	9		909

Unrealized gains/(losses) on securities	0	1		1	0	(9)		(8)

Actuarial gains/(losses)	(103)	212		109	0	(808)		(699)

Net prior service cost	0	(1)		(1)	0	386		385

Other comprehensive income/(loss), net of tax	700	300		1,000	4	(423)		581

Comprehensive income/(loss)	457	(359)		98	(633)	524		(11)

Comprehensive income/(loss) attributable to noncontrolling interests	202	209		411	0	(143)		268

Comprehensive income/(loss) attributable to shareholders	255	(568)		(313)	(633)	667		(279)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,435	14,124		21,559	81		465		22,105

Interest expense	(4,431)	(10,311)		(14,742)	(79)		(134)		(14,955)

Net interest income	3,004	3,813		6,817	2		331		7,150

Commissions and fees	4,090	8,808		12,898	(12)		187		13,073

Trading revenues	1,555	(227)		1,328	1		(134)		1,195

Other revenues	891	1,599		2,490	1,453	[2]	(1,395)		2,548

Net revenues	9,540	13,993		23,533	1,444		(1,011)		23,966

Provision for credit losses	(5)	93		88	0		82		170

Compensation and benefits	3,676	8,770		12,446	56		28		12,530

General and administrative expenses	1,843	5,198		7,041	(101)		143		7,083

Commission expenses	256	1,502		1,758	1		16		1,775

Total other operating expenses	2,099	6,700		8,799	(100)		159		8,858

Total operating expenses	5,775	15,470		21,245	(44)		187		21,388

Income/(loss) before taxes	3,770	(1,570)		2,200	1,488		(1,280)		2,408

Income tax expense/(benefit)	1,414	(843)		571	5		13		589

Net income/(loss)	2,356	(727)		1,629	1,483		(1,293)		1,819

Net income/(loss) attributable to noncontrolling interests	281	(881)		(600)	0		936		336

Net income/(loss) attributable to shareholders	2,075	154		2,229	1,483		(2,229)		1,483

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	2,356	(727)		1,629	1,483	(1,293)		1,819

Gains/(losses) on cash flow hedges	0	7		7	30	0		37

Foreign currency translation	(559)	(674)		(1,233)	1	118		(1,114)

Unrealized gains/(losses) on securities	0	(43)		(43)	0	28		(15)

Actuarial gains/(losses)	20	38		58	0	(108)		(50)

Net prior service cost	(2)	1		(1)	0	249		248

Other comprehensive income/(loss), net of tax	(541)	(671)		(1,212)	31	287		(894)

Comprehensive income/(loss)	1,815	(1,398)		417	1,514	(1,006)		925

Comprehensive income/(loss) attributable to noncontrolling interests	186	(997)		(811)	0	1,022		211

Comprehensive income/(loss) attributable to shareholders	1,629	(401)		1,228	1,514	(2,028)		714

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,501	14,936		22,437	161		404		23,002

Interest expense	(4,670)	(11,753)		(16,423)	(153)		7		(16,569)

Net interest income	2,831	3,183		6,014	8		411		6,433

Commissions and fees	3,509	9,165		12,674	9		269		12,952

Trading revenues	(1,673)	6,413		4,740	1		279		5,020

Other revenues	1,267	492		1,759	1,888	[2]	(1,827)		1,820

Net revenues	5,934	19,253		25,187	1,906		(868)		26,225

Provision for credit losses	7	116		123	0		64		187

Compensation and benefits	3,736	9,452		13,188	80		(55)		13,213

General and administrative expenses	1,674	5,733		7,407	(135)		100		7,372

Commission expenses	267	1,701		1,968	1		23		1,992

Total other operating expenses	1,941	7,434		9,375	(134)		123		9,364

Total operating expenses	5,677	16,886		22,563	(54)		68		22,577

Income/(loss) before taxes	250	2,251		2,501	1,960		(1,000)		3,461

Income tax expense/(benefit)	(288)	747		459	7		205		671

Net income/(loss)	538	1,504		2,042	1,953		(1,205)		2,790

Net income attributable to noncontrolling interests	734	167		901	0		(64)		837

Net income/(loss) attributable to shareholders	(196)	1,337		1,141	1,953		(1,141)		1,953

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	538	1,504		2,042	1,953	(1,205)		2,790

Gains/(losses) on cash flow hedges	0	(32)		(32)	(1)	0		(33)

Foreign currency translation	43	(336)		(293)	1	29		(263)

Unrealized gains/(losses) on securities	0	(3)		(3)	0	(15)		(18)

Actuarial gains/(losses)	(79)	221		142	0	(757)		(615)

Net prior service cost	0	(1)		(1)	0	396		395

Other comprehensive income/(loss), net of tax	(36)	(151)		(187)	0	(347)		(534)

Comprehensive income/(loss)	502	1,353		1,855	1,953	(1,552)		2,256

Comprehensive income/(loss) attributable to noncontrolling interests	771	169		940	0	(58)		882

Comprehensive income/(loss) attributable to shareholders	(269)	1,184		915	1,953	(1,494)		1,374

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	4,388	56,988		61,376	19	368		61,763

Interest-bearing deposits with banks	86	3,633		3,719	0	(1,774)		1,945

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	124,976	58,470		183,446	0	9		183,455

Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045

Trading assets	87,958	168,644		256,602	0	(203)		256,399

Investment securities	0	1,939		1,939	0	1,559		3,498

Other investments	5,899	5,917		11,816	35,222	(35,016)		12,022

Net loans	22,945	204,553		227,498	4,459	10,266		242,223

Premises and equipment	1,062	4,354		5,416	0	202		5,618

Goodwill	581	6,929		7,510	0	879		8,389

Other intangible assets	77	166		243	0	0		243

Brokerage receivables	20,545	25,223		45,768	0	0		45,768

Other assets	15,376	57,313		72,689	173	(43)		72,819

Total assets	318,873	589,194		908,067	39,873	(23,753)		924,187

Liabilities and equity (CHF million)

Due to banks	164	30,410		30,574	3,753	(3,313)		31,014

Customer deposits	1	297,689		297,690	0	10,622		308,312

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,666	5,055		132,721	0	0		132,721

Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045

Trading liabilities	23,332	67,759		91,091	0	(275)		90,816

Short-term borrowings	20,102	(5,264)		14,838	0	3,803		18,641

Long-term debt	35,485	111,512		146,997	437	700		148,134

Brokerage payables	44,400	20,276		64,676	0	0		64,676

Other liabilities	11,781	45,359		57,140	51	219		57,410

Total liabilities	297,911	567,861		865,772	4,241	11,756		881,769

Total shareholders' equity	17,452	17,449		34,901	35,632	(34,901)		35,632

Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786

Total equity	20,962	21,333		42,295	35,632	(35,509)		42,418

Total liabilities and equity	318,873	589,194		908,067	39,873	(23,753)		924,187

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,698	107,526		111,224	13	(664)		110,573

Interest-bearing deposits with banks	87	4,106		4,193	0	(1,921)		2,272

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,625	83,310		236,935	0	28		236,963

Securities received as collateral	34,189	(3,998)		30,191	0	0		30,191

Trading assets	91,458	188,290		279,748	0	(195)		279,553

Investment securities	0	3,652		3,652	0	1,508		5,160

Other investments	6,719	6,196		12,915	34,137	(33,826)		13,226

Net loans	24,658	194,776		219,434	5,603	8,376		233,413

Premises and equipment	1,110	5,880		6,990	0	203		7,193

Goodwill	597	7,103		7,700	0	891		8,591

Other intangible assets	112	168		280	0	8		288

Brokerage receivables	17,951	25,494		43,445	0	1		43,446

Other assets	16,114	61,966		78,080	190	26		78,296

Total assets	350,318	684,469		1,034,787	39,943	(25,565)		1,049,165

Liabilities and equity (CHF million)

Due to banks	92	39,985		40,077	4,697	(4,627)		40,147

Customer deposits	0	304,130		304,130	0	9,271		313,401

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,655	24,904		176,559	0	0		176,559

Obligation to return securities received as collateral	34,189	(3,998)		30,191	0	0		30,191

Trading liabilities	29,291	98,518		127,809	0	(49)		127,760

Short-term borrowings	15,881	10,235		26,116	0	0		26,116

Long-term debt	40,029	121,324		161,353	1,444	(142)		162,655

Brokerage payables	47,847	20,187		68,034	0	0		68,034

Other liabilities	10,124	52,043		62,167	128	922		63,217

Total liabilities	329,108	667,328		996,436	6,269	5,375		1,008,080

Total shareholders' equity	16,979	12,424		29,403	33,674	(29,403)		33,674

Noncontrolling interests	4,231	4,717		8,948	0	(1,537)		7,411

Total equity	21,210	17,141		38,351	33,674	(30,940)		41,085

Total liabilities and equity	350,318	684,469		1,034,787	39,943	(25,565)		1,049,165

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(5,118)	(6,871)		(11,989)	357	[2]	(1,042)		(12,674)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(2)	317		315	0		(131)		184

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	25,125	21,808		46,933	0		19		46,952

Purchase of investment securities	0	(276)		(276)	0		(204)		(480)

Proceeds from sale of investment securities	0	936		936	0		0		936

Maturities of investment securities	0	1,442		1,442	0		184		1,626

Investments in subsidiaries and other investments	78	(2,025)		(1,947)	(3,584)		3,492		(2,039)

Proceeds from sale of other investments	1,903	1,015		2,918	110		76		3,104

(Increase)/decrease in loans	1,075	(11,189)		(10,114)	1,154		(1,925)		(10,885)

Proceeds from sales of loans	0	1,090		1,090	0		0		1,090

Capital expenditures for premises and equipment and other intangible assets	(364)	(863)		(1,227)	0		(15)		(1,242)

Proceeds from sale of premises and equipment and other intangible assets	16	10		26	0		0		26

Other, net	235	3,441		3,676	28		(21)		3,683

Net cash provided by/(used in) investing activities of continuing operations	28,066	15,706		43,772	(2,292)		1,475		42,955

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	78	(15,020)		(14,942)	(1,015)		2,902		(13,055)

Increase/(decrease) in short-term borrowings	4,114	(15,757)		(11,643)	0		3,803		(7,840)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,402)	(19,556)		(39,958)	0		0		(39,958)

Issuances of long-term debt	879	36,338		37,217	10		1,178		38,405

Repayments of long-term debt	(5,094)	(49,371)		(54,465)	(1,149)		(322)		(55,936)

Issuances of common shares	0	0		0	1,930		0		1,930

Sale of treasury shares	0	0		0	367		7,988		8,355

Repurchase of treasury shares	0	0		0	(495)		(8,364)		(8,859)

Dividends paid/capital repayments	0	(321)		(321)	(944)		(31)		(1,296)

Excess tax benefits related to share-based compensation	0	42		42	0		(42)		0

Other, net	(1,715)	5,318		3,603	3,180		(6,389)		394

Net cash provided by/(used in) financing activities of continuing operations	(22,140)	(58,327)		(80,467)	1,884		723		(77,860)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(118)	(1,046)		(1,164)	57		(124)		(1,231)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	690	(50,538)		(49,848)	6		1,032		(48,810)

Cash and due from banks at beginning of period	3,698	107,526		111,224	13		(664)		110,573

Cash and due from banks at end of period	4,388	56,988		61,376	19		368		61,763

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend payments from Group companies of CHF 166 million and CHF 46 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	11,109	25,994		37,103	431	[2]	1,096		38,630

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1)	(1,019)		(1,020)	0		288		(732)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(19,677)	4,996		(14,681)	0		(540)		(15,221)

Purchase of investment securities	0	(1,232)		(1,232)	0		(310)		(1,542)

Proceeds from sale of investment securities	0	2,118		2,118	0		0		2,118

Maturities of investment securities	0	2,294		2,294	0		168		2,462

Investments in subsidiaries and other investments	10	(1,420)		(1,410)	(101)		(271)		(1,782)

Proceeds from sale of other investments	4,269	2,055		6,324	9		451		6,784

(Increase)/decrease in loans	6,326	(21,144)		(14,818)	547		(2,971)		(17,242)

Proceeds from sales of loans	0	689		689	0		0		689

Capital expenditures for premises and equipment and other intangible assets	(477)	(1,250)		(1,727)	0		(12)		(1,739)

Proceeds from sale of premises and equipment and other intangible assets	0	11		11	0		0		11

Other, net	3	186		189	0		33		222

Net cash provided by/(used in) investing activities of continuing operations	(9,547)	(13,716)		(23,263)	455		(3,164)		(25,972)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(27)	27,651		27,624	(1,514)		1,825		27,935

Increase/(decrease) in short-term borrowings	(21,783)	25,881		4,098	0		0		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	29,310	(22,128)		7,182	0		0		7,182

Issuances of long-term debt	3,395	30,255		33,650	10		574		34,234

Repayments of long-term debt	(9,974)	(26,617)		(36,591)	(489)		(47)		(37,127)

Issuances of common shares	44	(46)		(2)	1,129		0		1,127

Sale of treasury shares	0	615		615	550		10,688		11,853

Repurchase of treasury shares	0	(612)		(612)	(201)		(10,977)		(11,790)

Dividends paid/capital repayments	0	(481)		(481)	(1,560)		93		(1,948)

Other, net	(3,897)	1,118		(2,779)	617		(346)		(2,508)

Net cash provided by/(used in) financing activities of continuing operations	(2,932)	35,636		32,704	(1,458)		1,810		33,056

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(65)	(627)		(692)	567		(508)		(633)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25		25	0		0		25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(1,435)	47,312		45,877	(5)		(766)		45,106

Cash and due from banks at beginning of period	5,133	60,214		65,347	18		102		65,467

Cash and due from banks at end of period	3,698	107,526		111,224	13		(664)		110,573

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend payments from Group companies of CHF 162 million and CHF 188 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations
A

ADS	American Depositary Share

AMF	Asset Management Finance LLC

AOCI	Accumulated Other Comprehensive Income

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BCN	Buffer Capital Note

BIS	Bank for International Settlements

bp	basis point

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CEO	Chief Executive Officer

CET1	Common Equity Tier 1

CFTC	US Commodity Futures Trading Commission

CHF	Swiss francs

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

D

DLJ	DLJ Mortgage Capital, Inc.

DVA	Debit Valuation Adjustments

E

EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

G-SIB	Global Systemically Important Bank

GSE	Government-Sponsored Enterprise

I

IFRS	International Financial Reporting Standards

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

LIBOR	London Interbank Offered Rate

M

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OECD	Organization for Economic Co-operation and Development

OTC	Over-The-Counter

P

PAF2	2011 Partner Asset Facility

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Assets

S

SCNY	Supreme Court for the State of New York, New York County

SDNY	Southern District of New York

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SPE	Special Purpose Entity

SPIA	Single Premium Immediate Annuity

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNWI	Ultra-High-Net-Worth Individual

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VARMC	Valuation and Risk Management Committee

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Ytd	Year to Date

Investor information
Share data

	in / end of

	2012		2011		2010		2009

Share price (common shares, CHF)

Average	21.23		31.43		45.97		45.65

Minimum	16.01		19.65		37.04		22.48

Maximum	27.20		44.99		56.40		60.40

End of period	22.26		22.07		37.67		51.20

Share price (American Depositary Shares, USD)

Average	22.70		35.36		44.16		42.61

Minimum	16.20		21.20		36.54		19.04

Maximum	29.69		47.63		54.57		59.84

End of period	24.56		23.48		40.41		49.16

Market capitalization

Market capitalization (CHF million)	29,402		27,021		44,683		60,691

Market capitalization (USD million)	32,440		28,747		47,933		58,273

Dividend per share (CHF)

Dividend per share	0.75	[1]	0.75	[2,3]	1.30	[3]	2.00

1 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2013. Refer to "Capital distribution proposal" in I – Credit Suisse results – Core results – Information and developments for further information. 2 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder. 3 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of February 5, 2013	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	–	F1

Long-term	A2	A	A

Outlook	Stable	Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1

Long-term	A1	A+	A

Outlook	Stable	Negative	Stable

Financial calendar and contacts

Financial calendar

Annual General Meeting	Friday, April 26, 2013

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/TLSA 221

P.O. Box

8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of			Average in			Average in

	4Q12	3Q12	4Q11	4Q12	3Q12	4Q11	2012	2011

1 USD / 1 CHF	0.92	0.94	0.94	0.93	0.96	0.90	0.93	0.88

1 EUR / 1 CHF	1.21	1.21	1.22	1.21	1.20	1.22	1.20	1.23

1 GBP / 1 CHF	1.48	1.52	1.45	1.49	1.51	1.42	1.48	1.42

100 JPY / 1 CHF	1.06	1.21	1.21	1.14	1.22	1.16	1.17	1.11

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost-efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in “Risk factors” in the Appendix of our Annual Report 2011.

Our 2011 annual publication suite consisting of Annual Report, Company Profile and Corporate Responsibility Report is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago
Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com

5520144 English